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03050580

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City Developments Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

FILE NO. 82- 3672

FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dw

DATE : 5/19/03

82-3672

AR/S
12-31-02

Defining Value



CITY DEVELOPMENTS LIMITED

Annual Report 2002

+Leadership+Service

Contents

Cover Rationale

The pearl is the oldest gem known to man - a symbol of purity, wisdom, beauty and wealth. The word "pearl" also signifies perfection and prestige, something ultimate and unsurpassable - an impeccable accomplishment.

By the same token, CDL properties are works of accomplishments, acknowledged for their fine designs, elegant finishes and innovative fittings. More importantly, CDL developments spell prestige, coveted for their retained value and impeccable quality - not unlike the esteem of possessing a rare and precious pearl.


Innovation + Quality

CDL, YOUR BEST INVESTMENT IN PROPERTIES

For 40 years, City Developments Limited (CDL) has been in the forefront of Singapore's property industry. Today, CDL is an international property and hotel conglomerate with a track record of more than 15,000 fine homes, 5 million square feet of commercial space, and a portfolio of some 100 hotels.

Building on our solid foundation and experience, CDL is today synonymous with Innovation, Quality, Leadership and Excellent Service.

Driven by our commitment to create value for our shareholders and customers, we will make CDL Your Best Investment in Properties.

Five-Year Financial Summary

S$million	2002	2001 (restated)	2001	2000	1999	1998
Share Capital	401	401	401	401	401	401
Reserves	3,461	3,371	3,568	3,509	3,057	2,727
Share Capital and Reserves	3,862	3,772	3,969	3,910	3,458	3,128
Minority Interests	1,383	1,539	1,612	1,594	2,137	1,545
Total Liabilities	6,023	6,630	6,359	6,127	5,522	4,510
	11,268	11,941	11,940	11,631	11,117	9,183
Property, Plant and Equipment	7,397	7,701	7,701	7,492	7,345	6,047
Development Properties	2,178	2,337	2,337	2,058	1,547	1,245
Current & Other Assets	1,693	1,903	1,902	2,081	2,225	1,891
	11,268	11,941	11,940	11,631	11,117	9,183
Turnover	2,289	2,227	2,227	2,626	2,015	2,043
Profit before taxation (after associated companies and jointly controlled entities)	243	139	139	546	513	347
Profit after taxation and minority interests before extraordinary items	151	54	42	287	261	124
Net profit for the year	151	54	42	287	383	141
Proposed final dividend	47	47	45	45	45	45
Rate of dividend	15%	15%	15%	15%	15%	15%
Net Asset Backing Per S$0.50 Share	$4.82	$4.71	$4.93	$4.86	$4.28	$3.87
Earnings Per Share before extraordinary items	19 cents	7 cents	5 cents	36 cents	33 cents	16 cents
Earnings Per Share	19 cents	7 cents	5 cents	36 cents	48 cents	18 cents

Note: Figures for Year 2001 have been restated to conform with requirements arising from the implementation of SAS12 (2001) - *Income Taxes* during the year (refer Note 36 of the Financial Statements for details). Comparative figures for other years have not been restated.

Financial Highlights

Turnover
S$million



2002 2,289
2001 2,227

Turnover by Activity
S$million



2002
43 202 1,492 552
2001
58 216 1,494 459
Property Development
Hotel Operations
Rental
Others

[illegible]
S$million



2002
157 974 1,158
2001
151 987 1,089
East and South East Asia
North America and Europe
Australia and New Zealand

Profit Before Taxation
S$million



2002 243
2001 139

Profit Before Taxation by Activity
S$million



2002
(10) 19 83 151
2001
(21) 22 78 60
Property Development
Hotel Operations
Rental
Others

[illegible]
S$million



2002
28 27 188
2001
16 15 108
East and South East Asia
North America and Europe
Australia and New Zealand

Net Profit for the Year
S$million



2002 151
2001 (restated) 54

Proposed Final Dividend
S$million



2002 47
2001 47

[illegible]



2002 4.82
2001 (restated) 4.71

Earnings Per Share
cents



2002 19
2001 (restated) 7

[illegible]
S$million



2002 3,862
2001 (restated) 3,772

[illegible]



2002 11,268
2001 (restated) 11,941


Innovation

At CDL, a Culture of Innovation thrives. We create an environment where ideas flow and grow to fruition.

As the organisation progresses, we continuously set trends and benchmarks to create "Homes of the Future" to offer our homebuyers a lifestyle they aspire. Our pioneering Smart Homes and Eco-Homes, as well as our customer relationship programmes have earned us a reputation for being innovative and set us apart from the competition.

Highlights of the Year

January

- Royal Palm Resort, Millennium Hotels and Resorts' (M&C US Operations) first five-star luxury hotel in the Galapagos Islands (and located in the Galapagos National Park on Santa Cruz Island, Ecuador), welcomed its first guests to its 400-acre resort.
- CDL acquired a freehold residential development site at Butterworth Lane for $4.7 million.

February

- Final release of 145 units of the 598-unit Changi Rise Condominium in Simei Rise was well received.
- M Hotel, Millennium and Copthorne Hotel's "new-generation" business hotel was launched after a two-year refurbishment, costing $30 million.
- CDL clinched the Best Community Service (Excellence) and Best Public Relations Work (Merit) Awards at the IPRS' Public Relations in the Service of Mankind (PRISM) Awards.
- Phase 1 of Summerhill Condominium, a 406-unit freehold development, received its Temporary Occupation Permit (T.O.P.).

March

- FinanceAsia, a capital market magazine ranked CDL as one of Singapore's Best Managed Companies for the fifth time in 2001/2002.
- CDL and AIG Draycott Investment Limited, through a 50:50 joint venture company, Edenspring Properties Pte Ltd, acquired 17 apartment units at No. 7 Draycott Drive for $28.18 million.
- Millennium Hotels and Resorts joined LuxRes.com, the only online booking website designed for luxury hotels.

April

- CDL entered the prestigious FTSE4Good Index of Socially Responsible Firms, a new international index by the London Stock Exchange to recognise "socially responsible investments".
- Trellis Towers won the Building and Construction Authority (BCA) Construction Excellence Award for Residential Buildings.
- The Equatorial, CDL's first i-Home project achieved the year's highest score for BCA's Construction Quality Assessment System (CONQUAS).
- M&C appointed India's Bird Group to provide business development, sales and marketing representation in the Indian subcontinent for all M&C's hotels in the Asia Pacific region (including New Zealand).

May

- First phase of Goldenhill Villas enjoyed remarkable sales. Of the 42 units released, 70% were snapped up within the first week. The freehold landed housing development along Ang Mo Kio Ave 1 is a 83-unit enclave comprising 81 terrace houses and two semi-detached houses.
- CDL and American International Group (AIG) jointly acquired a 9,091 sqm 99-year leasehold "white site" at Marina Boulevard on a 50-50% basis, at a price of $288.9 million.
- M&C made a voluntary unconditional cash offer to acquire all the issued shares of Republic Hotels & Resorts Limited (RHR) not already owned by itself for the purpose of privatising RHR. RHR's properties include Copthorne King's Hotel Singapore, Copthorne Hotel Orchid Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Penang, Millennium Hotel Sirih Jakarta, Seoul Hilton, The Heritage Hotel Manila and certain units in Tanglin Shopping Centre, Singapore.


Royal Palm Resort, Galapagos Islands


M Hotel Singapore


Changi Rise


Goldenhill Villas

June

- Seoul City Tower in the Central Business District of Chung-gu, Korea was almost 100% leased. It offers some 457,500 sq ft of rentable office space.
- CDL and the Singapore Environmental Council launched Project Eco-Office, a pioneering environmental awareness programme targetted at office workers. Over 450 companies were involved in this meaningful project.
- Phase 2 of Summerhill Condominium, a 406-unit freehold development, received its T.O.P.

July

- CDL acquired the remaining 40% share of Pacific Height Enterprises Company Limited, which owns Umeda Pacific Building in Osaka, Japan.

August

- Millennium Hotels and Resorts won the highly coveted Radius "Preferred Hotel Supplier of the Year" Award 2002.
- The Esparis executive condominium, a 274-unit development located at Pasir Ris Drive 4 was 60% sold within the first weekend of its launch.
- Summerhill Condominium and Goldenhill Villas won the Ministry of Manpower's Safety Performance Award (Merit).
- CDL ranked top 10 in the inaugural Systems, Applications and Products in data processing (SAP) Customer Excellence Award.

September

- CDL ranked as one of the Most Transparent Company in the Singapore's Securities Investors' Choice Awards.
- CDL was awarded the Singapore Health Bronze Award by the Ministry of Health.
- CDL received the Friends of the Arts Award 2002 for the sixth consecutive year for its commitment and support of the Arts by the National Arts Council.

November

- CDL was the first developer in Singapore to be conferred the BCA's Quality Mark Certification for excellent workmanship standards for The Equatorial. 100% units within the development received a certificate of quality.
- 153 units of Savannah CondoPark, CDL's pioneering eco-home concept was launched. The 99-year leasehold property sold more than 80% within a month
- MyeongDong Central in Seoul, Korea, which offers some 206,400 sq ft of rentable office space, was almost 100% leased.

December

- Soft opening of Millennium Hotel Sharjah in Dubai, M&C's second hotel in the United Arab Emirates.



Summerhill Condominium



Savannah CondoPark



Millennium Hotel Sharjah, UAE



Chairman's Statement

On behalf of the Board of Directors, I am pleased to report a profitable year for the City Developments Group.

Industry Review Despite the slow recovery of the Singapore economy from 2001, the residential property market enjoyed a good year in 2002. The first three quarters of the year saw relatively high transaction volumes. Following an increase in sales due to pent up demand at the beginning of the year, the third quarter saw another sharp increase when the government finally acceded to private sector appeal in the past few years, to allow CPF to be used for half of the mandatory 20% down payment for home purchases. However, these positive sentiments were dampened when the US started sending strong signals of an impending war with Iraq. The unfortunate terrorist bombing in Bali in October further aggravated the situation. This put a dent in the fourth quarter performance, reducing the sales volume to a mere 869 units, compared to the stellar performance of 2,346 units in the preceding quarter.

For the industry as a whole, almost 9,500 homes were sold in 2002 compared to a 10-year average of about 7,000 units. The figure almost broke the record of 9,565 units achieved in 1996 at the peak of the home buying rush.

Prices have more or less stabilized. The price index increased by 0.4% in the third quarter, after falling for the previous eight consecutive quarters. However, it dipped 0.3% in the last quarter in view of the uncertainties. For the whole year, the price fell by only 1.8% compared to a much steeper drop of 11.7% in Year 2001.

Group Performance In the year under review, the Group achieved a turnover of $2.29 billion for the year ended 31 December 2002 (2001: $2.23 billion) and recorded a pre-tax profit of $243.1 million (2001: $138.9 million). After making impairment provisions for investment and development properties of $42 million (2001: $101 million), the after-tax profit attributable to shareholders amounted to $151.2 million (restated 2001: $53.8 million). The increase in profit is mainly due to higher sales, lower provisions, and lower finance costs arising from reduced borrowings and lower interest rates.

The Group continued to be the only listed Singapore property company which adopted a conservative accounting policy of depreciating its investment properties. The total depreciation charge was $209.3 million (2001: $200.7 million).

Notwithstanding the conservative accounting policy and as a result of the improved performance, the Earnings Per Share of the Group increased from 6.71 cents to 18.88 cents. Net Assets Per Share based on book value increased from $4.71 to $4.82. Shareholders funds reached $3.86 billion as at 31 December 2002.

Residential The residential property sector was the largest contributor to the Group's profits. During the year, the Group and its associates (mainly Tripartite Developers Pte Ltd in which the Group has 1/3 share) sold more than 1,400 units.

More than 700 of the units were sold in the first half of 2002, the best selling projects being Goldenhill Park Condominium, Changi Rise Condominium and Goldenhill Villas. Against conventional industry practice, CDL launched the 274-unit The Esparis Executive Condominium in the seventh month of the lunar calendar, a traditionally quiet month for home sales. This timely launch proved to be a good move as more than 80% are sold to date. The Group's associate, Tripartite also launched Phase 1 of The Edelweiss and 78% of the 220 units launched has been sold. In November, the Group unveiled the highly publicised Savannah CondoPark, Singapore's first theme park development in Changi. Of the 153 units launched in Phase 1, more than 80% have been sold.

The profits for these properties and other projects launched in the past two years are recognised on a progressive basis.

Office The office sector however, continued to face another challenging year, particularly in the second half of 2002. One of the main contributors to the problem was the big bulk of new office supply, targeted for completion between 2002 and 2004, which was released to the market in 2002, adding approximately 3.3 million square feet to the oversupply situation. Aggravated by the dismal economic outlook and looming war, office occupancy dipped by about 5% to 84.3%. Under the circumstances, some landlords reacted aggressively by waging a rate war and put further pressure on rentals causing it to fall by some 15%.

A further setback to the office sector came with the untimely announcement of the proposed Business Financial Centre ("BFC") in the Marina Bay area in August. This caused grave concern in the market and adversely affected sentiments in the sector.

The office sector also faced some competition from industrial landlords during the year. With the more flexible regulations, industrial space and big business parks, built primarily to house high technology industries to help them reduce operational costs, were allowed for use by the office sector. In the face of an economic slowdown, some office tenants, including MNCs took the opportunity to relocate to these suburban premises to save cost. Industrial landlords were able to offer far more attractive rentals made possible by the lower land costs in the suburbs. This unexpected competition further aggravated the occupancy level in the CBD.

Notwithstanding the stiff competition, CDL managed to maintain its office occupancy rate at about 87% through forward planning, more aggressive marketing and good landlord-tenant relationship. Overall rental revenues dropped by 6.8% for 2002. Comparing the industry's occupancy rate of 84.3%, and similar office occupancy levels worldwide, we are recording a relatively healthy level of occupancy.

Hotels Despite the ongoing economic and geopolitical risks, hotel values held up reasonably well in 2002.

Millennium & Copthorne Hotels' ("M&C") relatively good results for the year can be attributed to the prompt and effective measures taken to counter the turbulent and challenging economic conditions and the looming war in Iraq towards the last quarter, resulting in an 11% increase in its profit before tax. The factors contributing to this include stringent cost control initiatives, aggressive tactical marketing strategies, as well as the geographic spread of the Group's hotel properties in key gateway cities around the world. The group's quick decisive reaction to the interruption of business in New York City after 9/11 resulted in an increased market share in New York and London. We achieved yet another outstanding year in Australasia and saw satisfactory performance in Asia.

However, the actual contribution from M&C to the Group's profits is much lower than the results announced earlier in London. This is primarily due to the different accounting policy adopted at CDL Group level in respect of the depreciation of hotel properties. In arriving at the depreciation charge of the hotel properties, CDL used different estimated residual values from that of M&C. The estimated residual values used by CDL were those reflected in the underlying accounts of each of the companies in the Group. As a result, CDL Group recognised an additional depreciation charge of $53.6 million (2001: $54.7 million) during the year. The Board is currently reviewing the group accounting policy having regards to current best practices in the hotel industry and with a view to align the accounting policy of M&C and CDL Group.

During the year, M&C embarked on a repositioning exercise, to create new concepts to revamp both the hardware and software of the global portfolio of M&C hotels to differentiate itself from other hotel chains. Such concepts are expected to provide long-term sustainable advantages for the Group and further enhance our existing brand assets and at the same time add value to our customers, investors and business partners. The blueprint for the repositioning exercise will be ready for implementation in stages, by 2004.

Current Year Prospects

Residential The looming Iraqi war, which eventually commenced on 20 March 2003, kept the buyers away in the first quarter of 2003. The problem was compounded by the substantial number of retrenchments in both the private and public sectors as a result of the uncertainties and ongoing restructuring of the economy.

The Group's plans to launch two new projects in the first half of 2003 have been delayed because of the war. These are The Pier at Robertson, the 201-unit hip and trendy development along the Singapore River and Mohamed Sultan Road, and the 280-unit Monterey Park in the West Coast. We will also carefully review the timing of the planned Phase 2 launch of the Savannah CondoPark as from experience, poorly timed launches usually result in lacklustre response and it would be difficult to revive interest in such projects without adjusting prices downward. With our financial strength, we have the ability to hold off a launch till market sentiments pick up. We believe this strategy will result in better sales and profitability. In addition, we will be able to recognise more profits from progressive billing based on stage of construction.

In 2001, price wars were rampant in the residential market, causing prices to suffer drastic cuts. Since then, the difficult market situation has prompted a couple of key competitors to shift their attention to the overseas market. This has eased the pressure on property prices, paving the way for a more stable and orderly market.

The government has done its part to help stabilise the market and curb oversupply of residential properties by extending the suspension of the Government Land Sales programme for another six months through to July 2003, subject to further review. In the light of the weak market conditions and ongoing Iraq war, we hope that the suspension of land sales would continue beyond July 2003.

Along with news of HDB's impending Corporatisation was the announcement that they would slow down the pace of construction of public housing and would only build to meet market demand. This is positive news for the industry as a whole, as it means that we are unlikely to see a repeat of the large oversupply of public housing in Singapore which often has a spill-over effect on the private sector.

The Group's main target in the residential sector is the generally active mass market which is currently less volatile and more resilient. With property prices at very low levels, this sector is likely to stage a much faster recovery in terms of volume and price when the market improves. It is noteworthy that, prior to the war, there were already some indications that regional investors are starting to enter the market again because of the relatively low prices and favourable interest rates.

Office Whilst the office sector may take some time to recover due to weak demand and uncertain prospects, some favourable factors are slowly emerging.

For new and existing businesses, the upside is that office rentals have dropped to an all-time low. From being one of the top 10 most expensive cities, Singapore has dropped to around the 40th position, making the nation a far more attractive and affordable city to conduct business. This, we hope, would reduce the vacancy rate island wide.

The office sector is historically and inextricably tied to the performance of the economy. In 2002, because of the economic slowdown, the government decided to defer plans to roll out the BFC till there are confirmed tenants to avoid aggravating the existing oversupply of office space. Earlier misconceptions about the BFC were clarified when it was explained that the objective of the BFC was to encourage international businesses to expand their operations or site their regional headquarters here. It was also made clear that Phase 1 of the BFC would not come onto the market until 2007. This brought some relief to concerns of oversupply.

Hotels Prospects for the hotel sector in 2003 will be challenging. In anticipation of the difficult operating environment ahead, M&C identified and sold, at the best of times, a couple of its non-core assets, namely the London staff hostel and a partly completed property in Suzhou, China for a profit of £6 million. These profits will make a positive contribution to the hotel's performance for the first half of 2003.

At the same time, we are capitalising on our expertise as an experienced property developer to identify and at the right time, take advantage of any real estate opportunities that are present in our hotel assets. We recently made the decision to convert part of the Millennium Sydney Hotel into a residential development.

Pre-launch selling has commenced and the response has been very encouraging with about 50% of the units booked. The conversion will see an improved profit contribution compared to the much smaller contribution when we operated the property as a hotel. We will reap the benefits of this asset in the current year and beyond. As for the remaining tower, we will evaluate its best use in due course.

Despite the uncertainties, confidence in the hotel industry is still strong and is manifested by the keen interest shown in some hotel companies, such as the UK-based Six Continents Group and the Thistle Hotels, as well as the Chicago-based Strategic Hotel Capital.

City e-Solutions In response to the difficult economic environment, SWAN Holdings ("SWAN"), a subsidiary of City e-Solutions undertook several significant cost rationalization and business refocus initiatives in 2002. It focused its business development efforts on growing the hotel management and reservations distribution businesses and scaled down the risk management services during the year under review. These decisive measures have put the Group in a good position to build on our existing business base and grow our revenues.

Group Prospects Whilst the start of the Iraqi war initially created some stability for the market, the days ahead are unclear. A long and protracted war would affect the worldwide economy including Singapore. Given the current uncertainties, it is difficult at this stage to predict the Group's performance in 2003 but we expect that we will continue to operate profitably.

Acknowledgements On behalf of the Board, I would like to thank the Management and staff for their hard work and commitment in the past year, and look forward to their continued dedication in this uncertain external political and economic environment. Most importantly, we would like to express our sincere appreciation to all our shareholders, customers, tenants and business associates for their invaluable support.

KWEK LENG BENG
Executive Chairman
26 March 2003

董事主席报告

本人谨代表董事部欣然呈上获得盈利的城市发展有限公司集团上年度业绩报告。

行业回顾 尽管自2001年来，新加坡的经济复苏缓慢，住宅产业市场在2002年却享有良好的一年。是年的首三季看到相当高的交易数量。配合年头的累积需求以致销量提升，第三季看到另一股强劲的增长势头，当政府终於接受过去几年来私人产业界的要求，允许以公积金存款支付购买住宅法定20%定金的一半。可是，此正面的情绪在美国开始传达即将对伊拉克开战的强力信息时受到压抑。十月间发生在峇厘岛的不幸恐怖爆炸案进一步恶化此处境。第四季的表现因此遭受打击，销售量缩减至仅仅869单位，对比前一季2,346单位的优越表现。

以整体行业而言，2002年售出接近9,500单位的家园，对比十年的平均大约7,000单位。此数目几乎打破1996年住宅购买热潮巅峰期所获得的9,565单位记录。

屋价大概已经稳定下来。价格指数在第三季经过8个连续季度低落后增加0.4%。但是，由于不可确定的前景而在最后一季下降0.3%。以整年而言，其价格减少1.8%，对比2001年更加尖锐的削减11.7% 。

集团表现 在被检讨的年度里，截至2002年12月31日，本集团是年共取得22亿9千万元的营业额（2001年为22亿3千万元），而税前盈利则为2亿4千310万元（2001年为1亿3千890万元）。对租赁与销售产业的折损储备金拨存4千200万元后（2001年为1亿100万元），可发予股东的税后盈利为1亿5千120万元（2001年的重新陈述为5千380万元）。此盈利的增长乃主要由于较多的销售数量，较低的储备金拨存，以及因削减借贷与较低的利率导致较少的财政开销所使然。

本集团继续为新加坡唯一采用一项对其租赁产业加以折旧的保守会计政策的挂牌产业公司。此总折旧帐项为2亿930万元（2001年为2亿70万元）。

尽管有此保守会计政策，但由于改善的业绩，集团的每股盈利从6.71分增长至18.88分。根据帐面值每股净值从4.71元增至4.82元。股东基金截至2002年12月31日达至38亿6千万元。

住宅 住宅产业为本集团盈余的最大提供者。在是年，本集团与其联营公司（主要是本集团拥有 1/3 股权的 Tripartite Developers Pte Ltd ）出售超过1,400单位。

其中超过700单位是在2002年的上半年售出，而其最好出售的工程为金岭园、樟宜苑以及金岭别墅。与市场惯例背道而驰，城市发展于通常住宅交易淡静的农历七月推出拥有274单位的怡景园执行共管公寓 。此恰适其时的发售行动证明是一项良好的步骤，因为至今超过 80% 已

售出。本集团的联营公司，Tripartite 亦发售第一期的艾得薇花园，而其220单位的78% 已经售出。在11月，本集团开放位于樟宜而受到高度宣扬的新加坡第一主题公园—百馨园，其第一期发售的153单位，超过80%已售出。

这些产业以及於过去2年所发售的其他工程的盈利将逐步纳入帐项中。

办公楼 办公楼方面却继续面对挑战的一年，尤其是在2002年的下半年。此问题的主要徵结乃在于本预定在2002年至2004年间完成的大量新办公楼供应，在2002年被开放于市场上，以致对超供的局面增多大约330万方英尺。由于受到低沉的经济前景以及迫在眉睫的战争阴影打击，办公楼租用率下降大约5%以至84.3%。在此情况下，一些业主以削价战激烈地反应并进一步於租金上施加压力促使其下降大约15%。

对办公楼的另一挫折乃来自八月间不合时宜宣布的滨海湾拟议中的商业金融中心。此引起市场极大的关注，并对此项产业产生不利的影响。

办公楼方面在是年亦面对工业产业业主的一些竞争。由于更灵活的条例，原先建来容纳高科技工业以助其减低营业成本的工业单位与大型的商业园，被允许作为办公楼方面的用途。在经济迟缓的情况下，一些包括多元化国际公司的办公楼租户趁机迁移至那些郊外的屋宇以节省成本。工业产业业主，由于较低廉的郊外地价之故，有能力提供更加优惠的租金。此预期之外的竞争进一步地恶化市区商业区的租用水平。

尽管在此强烈的竞争下，城市发展通过进步的策划、更积极的市场策略以及良好的屋主与租户关系，设法维持其办公楼租用率于大约87%。2002年的总租金收入下降6.8%。与同行业中的84.3%租用率以及同类的世界性的租用水平相比，我们是取得相当健全的租用水平的。

旅店业 尽管现有的经济与地域政治风险，旅店价值维持相当好的水平。

Millennium & Copthorne Hotels (M & C) 是年相当良好的业绩可归功于其所采用的及时与有效的步骤，以抵消其汹涌与富有挑战性的经济情况以及于最后一季的迫在眉睫的伊拉克战事，因而取得11%增长的税前盈余。对此有所贡献的因素包括严格的开销控制措施、积极与完善的销售策略以及地域性分布本集团的旅店产业于全世界的主要入口城市。本集团在九一一事件后中断纽约业务的快速决定性反应，导致在纽约与伦敦取得增长的市场份量。我们在大洋洲又一次取得另一卓越的年度而在亚洲却获得满意的业绩。

然而，M&C 对本集团的实际贡献是比早些时在伦敦所宣布的少了许多。其主因乃城市发展对旅店产业的折旧采用不同的会计政策标准所使然。在得出旅店产业的折旧数目时，城市发展与 M&C 应用不同的剩余价值估计。城市发展应用的剩余价值估计反映于本集团每一间公司中的基本帐目。因此，城市发展于是年纳入一项为数5千360万元(2001年为5千470万元)的附加折旧帐目。本董事部有鉴于旅店行业上现行的最佳惯例以及为了统一 M&C 与城市发展集团的会计政策，正在检讨本集团的会计政策。

于是年，M&C 展开一项重新定位运动，开拓新概念以重整 M&C Hotels 全球业务的软硬件以便使自己有别于其他旅店连锁集团。此概念将预期对本集团提供长期的有效利益以及进一步加强我们的品牌资产并同时对我们的顾客、投资者与商业伙伴增长价值。此重新定位运动的蓝图将可于2004年前准备就绪而按部就班地实行。

董事主席报告

本年展望

住宅 终于在2003年3月20日爆发的当前伊拉克战事将买家于2003年首季拒於门外。此困境更由于公共与私人机构因不明朗的前景以及现行的经济重组措施的大量裁员而更遭重挫。

本集团原拟于2003年上半年发售的两项新发展已因战事而被延迟。此为沿着新加坡河与摩哈目苏丹路的201单位，切合时髦的新颖发展工程－乐滨轩；以及位于西海岸路拥有280单位的愉林园。我们将仔细地检讨计划发售的百馨园第二期工程的日期，经验告诉我们不合事宜的发售安排将遭受疲弱的回应，而难以重新唤起买家的兴趣，除非调低售价。基于我们的财政实力，我们有能力延迟推出新发展直到市场情绪重新燃起为止。我们相信此种策略将为我们带来更好的销售量与利润。再者，我们将可从依据分阶段建筑进展按步开单的方式获得更多的盈利。

在2001年，住宅市场出现猖獗的价格战，以致售价惨遭激烈的削减。自那时起，艰难的市场形势已促使一些主要的竞争者扭转其注意力于海外市场。此已疏缓对产业市场所产生的压力，为一更稳定与有秩序的市场铺平道路。

政府已尽其本份地将其暂停出售官地的计划延长6个月至2003年7月，但可随时检讨，以便帮助稳定市场以及抑制超供的住宅产业形势。由于疲弱的市场现象以及目前的伊拉克战事，我们希望此暂停售地的计划可在2003年7月后继续维持下去。

随着建屋局当前的企业化讯息所宣布的他们即将放缓建造公共住宅步伐，而将只应市场的需求才兴建。这是对整体行业的正面讯息，因此意味着我们将不可能再看到新加坡公共住宅大幅度超供局面的重现。此现象通常对私人住宅发展产生溢出的效应。

本集团在住宅产业的主要目标为基本上活泼的总体市场，它较少波动而富有弹性。当产业价格处在非常低廉的水平。此方面的产业在市场改进时，将可能在销售量与价格上得到更加快速的复苏。值得注意的是在战事爆发前，已经有些迹象显示区域性的投资者因为相当低廉的价格与有利的利率而开始重新进场。

办公楼 当办公楼方面可能因疲弱的需求与不明朗的前景而待时复苏，一些有利因素已逐渐地显现出来。

对于新起或现有的商业领域，正面的现象是办公楼租金已降至空前的最低点。从曾经是十大最昂贵城市之一的新加坡已经掉入第40位置之间，促使本国成为一个更加吸引人与可负担得起的从事商业活动城市。

办公楼产业从来不可避免地与经济的表现联系在一起。在2002年，由于经济衰退，政府决定推迟开发商业金融中心直到有了肯定的租户之后，以避免恶化原有的办公楼超供局面。较早时对商业金融中心的误解被澄清为商业金融中心的目的乃在于鼓励国际性商业机构于此扩展其营业或在此设立其区域性总部。它亦清楚地表明此商业金融中心的第一期将不会在2007年前进入市场。此信息对超供的忧虑带来一些宽慰。

旅店 旅店业方面的2003年前景将是富有挑战性的。预期当前的艰难营业环境，M&C 经过鉴定后而在最佳时机出售一些非核心的产业，例如：伦敦职员宿舍与一项在中国苏州的部份完工产业，取得600万英镑的盈利。此盈利将对2003年首半年的旅店营业表现作出积极的贡献。

同时，我们以经验丰富的产业发展商专业知识来鉴定并在适当的时机，套取任何出现于我们旅店产业的地产机会。我们最近决定改造一部份的 Millennium Sydney Hotel 成为一住宅发展。预售期已开始进行而反应已经非常热烈以致大约50%的单位已被订购。此改造措施将看到一项改进的盈利贡献，对比当我们营运此产业为一旅店时的菲薄贡献。我们将在今年与以后的年度里获取此产业的赚益。至于剩下的大楼，我们将适时地审计其最佳的用途。

尽管难以预测的前景，对旅店业的信心依然坚强而此可印证于对此表现强烈兴趣的一些旅店公司，例如：以英国为基地的 Six Continents Group 与 The Thistle Hotels 以及以芝加哥为基地的 Strategic Hotel Capital.

城市电子方案 回应此艰难的经济环境，城市电子方案的子公司，SWAN Holdings 于2002年进行一些显著的成本调整与营业重拟的积极工作。它倾注于商业的发展工作以开发旅店管理与定位分配营业，而于受检讨的年度里缩小危机管理服务。此决定性的行动已将本集团置于一从我们原有的商业基础上发展开来，并增长收入的良好地位。

集团前景 伊拉克战事开始的最初阶段虽对市场形成一些稳定性，未来的日子却不明朗。持久与呆滞的战事将影响全球包括新加坡的经济。面对目前的不确定局面，在此阶段是难以对2003年的集团业绩作出预测，但是我们预期将继续取得盈余。

致谢 我谨代表董事部感谢管理层与职员于去年的勤奮工作与奉献，并期望他们在此不明朗的外在政治与经济情况下继续作出贡献。最重要地是我们欲藉此向我们所有的股东、客户、租户以及商业伙伴的宝贵支持致以诚挚的谢意。

郭令明
执行董事主席
2003年3月26日



Strong financials and a good track record in property development attest to a strong and capable leadership at the helm of CDL. We have been profitable since 1978.

With CDL's team of dedicated and experienced professionals, we will continue to set standards and deliver our value promise to shareholders, homebuyers, tenants and the community alike. We do so because we believe in making CDL Your Best Investment.

Board of Directors



Kwek Leng Beng Appointed as Director and Executive Chairman of CDL since 1 October 1969 and 1 January 1995 respectively, Mr Kwek was last re-elected on 2 June 2000. He also sits on the Nominations and Remuneration Committees of CDL.

Mr Kwek is the Chairman of London listed Millennium & Copthorne Hotels plc (M&C) and Hong Leong Asia Ltd (HLA). He is also the Chairman and Managing Director of Hong Leong Finance Limited (HLF), Target Realty Limited (TRL) and Hong Kong listed City e-Solutions Limited (CES).

Mr Kwek holds a law degree, LL.B. (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators. He was conferred an Honorary Doctorate of Business Administration in Hospitality Management by Johnson & Wales University of Rhode Island in 1998 and an Honorary Degree from Oxford Brookes University, UK in 2000.

A member of the Singapore-US Business Council since 1995, Mr Kwek is also a member of the Sub-Committee on Entrepreneurship and Internationalisation which is part of the Government's Economic Review Committee. He is also a Patron of the Real Estate Development Association of Singapore.

Mr Kwek is a member of the Board of Trustees of Singapore Management University.



Kwek Leng Joo Appointed as Director and Managing Director of CDL since 8 February 1980 and 1 January 1995 respectively, Mr Kwek also sits on the boards of HLF, M&C and CES. He previously served on the boards of Neptune Orient Lines Limited (until December 2000) and TRL (until August 2001).

Mr Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

President of the Singapore Chinese Chamber of Commerce & Industry, Mr Kwek is also a Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. His other appointments include Chairmanship of Sun Yat Sen Nanyang Memorial Hall Company Limited and the Board of Trustees of the National Youth Achievement Award Council.



Tan I Tong Appointed a Director of CDL since 28 April 1973, Mr Tan was re-appointed a Director on 29 May 2002 pursuant to Section 153(6) of the Companies Act, Chapter 50.

Mr Tan has more than 20 years of experience in the finance business and is the Group Executive Director of HLF and also sits on the board of HLA. He was previously a Director of NatSteel Ltd (until January 2003).



Chee Keng Soon Appointed a Director of CDL since 29 March 1995, Mr Chee was last re-elected on 30 May 2001. He is also the Chairman of the Audit, Nominations and Remuneration Committees of CDL.

Mr Chee also sits on the boards of SembCorp Marine Ltd and Inland Revenue Authority of Singapore. He previously served as Chairman of the board of Jurong Engineering Ltd (until June 2002). Mr Chee holds a Bachelor of Arts (Honours) degree in Geography from University of Malaya.



Sim Miah Kian Appointed a Director of CDL since 1 October 1969, Mr Sim was last re-appointed a Director on 29 May 2002 pursuant to Section 153(6) of the Companies Act, Chapter 50.

Mr Sim has more than 20 years of experience in the finance business and is an Executive Director of HLF. He also sits on the boards of TRL and various property development companies within the Hong Leong Group.



Chow Chiok Hock Appointed a Director of CDL since 1 October 1969, Mr Chow was last re-elected on 2 June 2000.

He also sits on the boards of Hong Leong Holdings Limited and other companies in the Hong Leong Group. Mr Chow has extensive experience in real estate and has been involved in managing the development of the Grand Hyatt Taipei.



Ong Pang Boon Appointed a Director of CDL since 12 April 1985, Mr Ong was last re-appointed a Director on 29 May 2002 pursuant to Section 153(6) of the Companies Act, Chapter 50.

He also sits on the boards of Hong Leong Holdings Limited and Singapura Finance Limited (formerly known as Singapura Building Society) and several companies within the Hong Leong Group.

Mr Ong holds a Bachelor of Arts (Honours) degree from University of Malaya and has extensive experience in the real estate and hotel businesses.



Foo See Juan Appointed a Director of CDL since 2 June 1986, Mr Foo was last re-elected on 29 May 2002. He also sits on the Audit and Nominations Committees.

Mr Foo holds a Bachelor of Law degree from the National University of Singapore and is a partner of a law firm. He previously served on the board of CES (until May 2001) and presently sits on the boards of various companies in the CDL Group.



Kwek Leng Peck Appointed a Director of CDL since 1 August 1987, Mr Kwek was last re-elected on 30 May 2001.

He also sits on the boards of HLA, HLF, TRL, CES, M&C and New York-listed China Yuchai International Limited.

Mr Kwek holds a Diploma in Accountancy and has over 22 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.



Han Vo-Ta Appointed a Director of CDL since 20 September 1988, Mr Vo-Ta was last re-elected on 3 June 1999. He also sits on the Audit Committee of CDL.

Mr Vo-Ta holds Bachelor of Science and Master of Science degrees in Management from Massachusetts Institute of Technology and also sits on the boards of various companies in the Hong Leong Group.



Tang See Chim Appointed a Director of CDL since 28 August 1995, Mr Tang was last re-elected on 29 May 2002. He also sits on the Audit and Remuneration Committees of CDL.

Mr Tang, an Advocate & Solicitor of the Supreme Court of Singapore and a Barrister-at-law, Middle Temple, is presently the Consultant with the law firm of David Lim & Partners, Singapore. He also holds a Bachelor of Science (Honours) degree in Economics.

Mr Tang also sits on the boards of G K Goh Holdings Limited, Hup Seng Huat Co. Ltd., Prima Limited and New Toyo International Holdings Ltd.

His other appointments include Chairmanship of the Disciplinary Committee established under the Legal Profession Act Singapore, honorary legal adviser to Ren Ci Community Hospital, Singapore Hospice Council and Nanyang Girls' High School.



Placing customer satisfaction as our key objective, CDL is the first private developer to harness the use of technology to provide an integrated Customer Relationship Management (CRM) programme.

CRM has enabled us to deliver premium service standards, underpinning our belief that service quality is key to sustaining a long-term relationship with our customers.

[illegible] At Savannah CondoPark, you'll discover breathtaking action and drama. In a tale of an exotic paradise with hidden caves, enchanting waterfalls and a lush green, mysterious expanse; where excitement awaits you at every corner, waiting to be discovered, explored and enjoyed.



Operations Review

Against a backdrop of economic uncertainty, CDL continues to maintain its lead in Singapore's property market, and performed well for the period under review. The Company's better than expected performance in 2002 underscores its leadership in delivering quality products, backed by solid experience and management foresight.

As CDL enters its 40th year, we are proud to have gained for ourselves a strong and trusted brand name associated with Value. At CDL, our value equation for our customers is founded on four key tenets- Quality, Innovation, Service and Experience/Leadership, which underpin our unique ability to create a holistic brand experience that transcends the run-of-the-mill product offering.



The Equatorial

CDL Scores in Quality A high quality home is every homeowner's dream - and CDL was the first developer in Singapore to achieve this for its residential properties. CDL's pioneering i-Home, The Equatorial, and the Summerhill Condominium Phase II projects received the Building and Construction Authority's (BCA) Quality Mark certification for excellent workmanship standards for the internal furnishings for each and every apartment. For The Equatorial, CDL also achieved the BCA's Construction Quality Assessment System's (CONQUAS) highest score in Singapore.

In addition, Trellis Towers also clinched the BCA's Construction Excellence Award for Residential Buildings. The awards further attest to CDL's renown as an innovative developer offering homes of superior quality.



Trellis Towers

Homes Packaged with Innovations CDL has always been at the forefront of setting trends and benchmarks for its homes through innovations, offering our customers a lifestyle they aspire for themselves.

Goldenhill Villas, CDL's first development to be released in 2002 recorded remarkable sales during the first phase of the launch. Of the 42 units released for sale, 70% were snapped up within the first week. The freehold landed housing development along Ang Mo Kio Ave 1 is a 83-unit enclave comprising 81 terrace houses and two semi-detached houses with private roof gardens. CDL scored a first in Singapore with its eco-friendly, energy-saving ventilation system that allows for natural air-circulation within each home.



Goldenhill Villas


The Esparis

Following the success of The Florida and Nuovo, CDL successfully launched its third Executive Condominium project, The Esparis at Pasir Ris. Carrying CDL's signature quality building expertise and stylish designs and finishes, the project saw overwhelming response with a 60% take-up rate within the first weekend of launch.

The year also saw the successful launch of The Savannah CondoPark, a 99-year leasehold project at Simei. This Eco-Home concept showcases CDL's ability to synergise innovative elements, eco-friendly features, and elaborate landscaping themes.

Venturing into New Opportunities The Group continued its strategy to broaden its earning base with the acquisition of the coveted 99-year "white site" at Marina Boulevard on a 50-50% basis with the American International Group (AIG). The 9,091 sqm site has a gross plot ratio of 13, which can be developed for various uses, including residential, commercial, hotels or a combination of these. In another joint venture, CDL and AIG Draycott Investment Limited, through a 50:50 joint venture company, Edenspring Properties Pte Ltd, acquired 17 apartment units at No. 7 Draycott Drive for $28.18 million. These acquisitions highlight CDL's approach to carving a dynamic presence in Singapore's prime business and residential district.

In hotel operations, CDL also diversified its revenue avenues. Millennium Hotels and Resorts, wholly owned by Millennium & Copthorne Hotels (M&C) opened its first global sales office in Beijing, China to tap on the vast opportunities available in the corporate, incentive and convention sectors in South East Asia. M&C also partnered India's Bird Group to provide business development, sales and marketing representation in the Indian subcontinent for all M&C's hotels in the Asia Pacific region, including New Zealand. These initiatives are set to position M&C as a global hospitality player.


Millennium Airport Hotel Dubai

M&C has continued with its expansion plans in the Middle East and North Africa. The Millennium Hotel Abu Dhabi was opened in March 2002, and the 259-room Millennium Hotel Sharjah was opened in December 2002. A new management contract for the Millennium Airport Hotel Dubai is underway for 2003. In addition to these properties, there are further developments planned in Agadir and Marrakech in Morrocco, and in Ankara and Istanbul, Turkey.

Heart for the Community On the community front, CDL continues its active presence in the arts, education, sports and youth development as well as environment conservation and protection.


Project Eco-Office

The year saw CDL supporting the National Kidney Foundation (NKF) annual nation-wide fundraising campaign, the President's Challenge, the ST School Pocket Money Fund, and the Singapore Million Dollar Duck Race.

During the year, CDL sponsored and was the event host for the Singapore Arts Festival. In recognition of our efforts to bring the arts closer to Singaporeans, CDL received the "Friends of the Arts" award. For the young, CDL also presented the Sculpture Carnival 2002 for some 7,000 young children at Sculpture Square.

As an advocate for environmental protection, CDL also pledged a three-year commitment as Friend of the Environment to the Green Partnership Programme set up by the Singapore Environmental Council (SEC). CDL's contribution will go towards SEC projects to educate and call for action from fellow Singaporeans to care for the environment. CDL also flagged off the first-ever CDL Project Eco-Office, aimed at raising the level of environmental consciousness in the work place. Riding on last year's success, CDL sponsored the second SEC-World Environment Photo Competition, bearing the theme "Ecotourism in Asia".

CDL's staff volunteer group, City Sunshine Club, also extended its tentacles of goodwill to the less fortunate in 2002, organising social, and recreational activities for the sick, less privileged, young and old from various charities, as well as participated in fund-raising and charity events.


Spreading Cheer at Chen Su Lan Methodist Children's Home

CDL's efforts in improving the welfare of the community and the conservation of the environment did not go unrecognised. CDL bagged the Institute of Public Relations of Singapore's (IPRS) prestigious Public Relations in the Service of Mankind (PRISM) Awards for Best Community Service (Excellence), and Best Public Relations Work for the Environment (Merit) in 2002. Anchoring the PR Excellence Award for Community Service win was the Singapore Real Estate Charity Bowl, and the PR Merit Award for the Environment accolade was CDL's extensive PR Eco-Campaign.

Further recognition came for CDL's Corporate Social Responsibility Programme from the FTSE4Good Index, an international benchmark for socially responsible investment worldwide.

Property Portfolio Analysis

Landbank

Analysis by Sector
Total: 3.88 million sq ft



74%
9%
9%
8%

Analysis by Tenure
Total: 3.88 million sq ft



99%
%

(FH/999-year Leasehold)

(99-year Leasehold & Below)



74%
8%
9%
9%

Freehold/999-year Leasehold Breakdown by Sector
Total: 3.83 million sq ft

Analysis by Development Stage
Total: 3.88 million sq ft



70%
10%
10%
10%

Planning Stage Breakdown by Sector
Total: 3.41million sq ft



88%

(Planning Stage)

(Under Construction)

97% 3%

Under Construction Breakdown by Sector
Total: 0.47 million sq ft

Residential Commercial & Hotel Projects  Industrial  Residential-Overseas

Property Portfolio Analysis

Investment Properties

Analysis by Sector
Total Lettable Area: 4.81 million sq ft


56%
23%
13%
7%
1%

Analysis by Tenure
Total Lettable Area: 4.81 million sq ft


59%
23%
8%
9%
1%

Freehold/999-year Leasehold
Breakdown by Sector
Total Lettable Area: 3.85 million sq ft


80%

(FH/999-year Leasehold)

(99-year Leasehold & Below)


47%
18%
33%
2%

99-year Leasehold & Below
Breakdown by Sector
Total Lettable Area: 0.96 million sq ft


Office
Industrial
Retail
Residential
Others

Major Properties

Commercial Properties	Tenure	Site Area (sq. metres)	Approximate Lettable/ Strata Area (sq. metres)	Effective Group Interest (%)
Republic Plaza the flagship of CDL, is a 66-storey state-of-the-art intelligent office tower at Raffles Place, in the heart of Singapore's financial district.	999-year lease	6,765	73,113	100
Central Mall comprises a cluster of conservation shophouses at Havelock Road/Magazine Road.	99-year lease wef 15.05.1993	4,806	5,078	100
Central Mall (Office Tower) is a 7-storey office-cum-retail building located at Havelock Road/Magazine Road.	Freehold	2,828	12,226	100
Lot 1 Shoppers' Mall is a 7-storey suburban retail-cum-entertainment complex located next to the Choa Chu Kang MRT Station.	99-year lease wef 01.12.1993	8,400	19,296	50
New Tech Park is a high-technology industrial park at Lorong Chuan, off Braddell Road.	999-year lease	39,798	55,759	42.8
City House is a 23-storey office building situated at Robinson Road/Cross Street within the Central Business District.	999-year lease	1,272	14,765	100
IBM Towers is a part 15-storey/part 38-storey commercial office building situated at the intersection of Anson Road, Keppel Road, Tanjong Pagar Road and Bernam Street, near the western fringe of the Central Business District.	Freehold	5,394	33,141	100
Plaza-By-The Park is an 11-storey commercial building located at 51 Bras Basah Road.	999-year lease	4,972	22,428	100
No.1 Shenton Way (formerly Robina House) is a 24-storey office building located at Shenton Way, within the Central Business District.	99-year lease wef 02.06.1969	3,389	19,342	100
Chinatown Point is a 25-storey commercial complex comprising two 5-storey shopping podium blocks, a 20-storey office tower and two basement levels. It is located at New Bridge Road in Chinatown.	99-year lease wef 12.11.1980	9,206	16,636	100

Major Properties

Commercial Properties	Tenure	Site Area (sq. metres)	Approximate Lettable/ Strata Area (sq. metres)	Effective Group Interest (%)
Palais Renaissance is a 16-storey retail-cum-office complex with 3 basements located at Orchard Road.	Freehold	3,175	9,810	100
GB Building is a 28-storey office building located at 143 Cecil Street.	99-year lease wef 12.10.1982	2,583	7,650	100
Delfi Orchard is an 11-storey commercial-cum-residential complex located at Orchard Road.	Freehold	1,882	6,253	100
Citilink Warehouse Complex is an 8-storey warehouse located at Pasir Panjang Road.	Freehold	14,152	9,597	100
Cideco Industrial Complex is an 8-storey industrial building located at Genting Lane.	Freehold	5,478	12,489	100
Pantech 21 is a computer centre located at Pandan Loop.	99-year lease wef 27.01.1984	6,900	12,916	100
City Industrial Building is an 11-storey flatted factory building at Tannery Lane.	Freehold	3,150	11,826	100
Tanglin Shopping Centre is a shopping-cum-office complex situated at Tanglin Road within the Orchard Road tourist district. The Group also owns 325 carpark lots.	Freehold	6,365	6,866	52
The Arcade is a 20-storey office-cum-shopping complex situated at Collyer Quay within the Central Business District.	999-year lease	2,035	4,011	100
Commerce Point is a 19-storey office building located at Philip Street, close to Raffles Place.	999-year lease	776	7,757	100
Katong Shopping Centre is a 7-storey shopping-cum-office complex situated along Mountbatten Road. The Group also owns 323 carpark lots.	Freehold	8,167	8,388	100

Major Properties

Commercial Properties	Tenure	Site Area (sq. metres)	Approximate Lettable/ Strata Area (sq. metres)	Effective Group Interest (%)
Tagore 23 Warehouse is a 4-storey warehouse located at Tagore Lane.	Freehold	7,418	12,066	100
King's Centre (plot 1) is an 8-storey office-cum-retail waterfront development located at Havelock Road, next to the Singapore River.	99-year leasehold wef 09.02.1984	5,186	8,347	100
Grand Copthorne Waterfront is a 30-storey, 539-room hotel-cum-retail waterfront development located at Havelock Road/Kim Seng Road, along the Singapore River.	Freehold	11,509	2,771 (Retail) 46,169 (Hotel)	100
One Sims Lane is an 8-storey modern industrial building located at Sims Lane.	Freehold	5,880	3,784	50
Serviced Apartments				
Le Grove is the Group's first serviced apartments project located at Orange Grove Road, off Orchard Road.	Freehold	8,012	8,921	100
Overseas Properties				
Umeda Pacific Building is an 11-storey commercial building located in the prime business district of Osaka, Japan.	Freehold	887	6,396	100
Birkenhead Point Shopping Centre & Marina is a large shopping centre, office building and marina complex located in the waterside suburb of Drummoyne in Sydney, Australia. In addition to office and retail space, the property also comprises carpark lots and marina berths.	Freehold	32,700*	30,334	19
Seoul City Tower is a 23-storey office building situated in the business district of Namdaemunno, Chung-gu, Seoul, Korea.	Freehold	3,823	42,503	50
MyeongDong Central is a 16-storey office building located in the prime district of MyeongDong, Chung-gu, Seoul, Korea.	Freehold	1,441	19,177	50

** Excludes strata car park under stage 2 development (10,500 sq. metres.)*

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms	Effective Group Interest (%)
Asia				
Hotel Nikko Hong Kong Mody Road, Tsimshatsui East, Kowloon, Hong Kong	75-year term from 28.11.1984 and may be renewable for a further term of 75 years	2,850	462	25
JW Marriott Hotel, Hong Kong Pacific Place, 88 Queensway, Hong Kong	75-year term from 18.04.1985 and option to renew for a further term of 75 years	10,690	602	13
Millennium Hotel Sirih Jakarta Jalan Fachrudin 3, Jakarta 10250, Indonesia	The title is held under a Hak Guna Bangunan (i.e. Right to Build) and a 40-year lease wef 14.04.1984 and 22.01.1986 for approximate site area of 7,137 sq. metres and 212 sq. metres, respectively	7,349	390	42
The Heritage Hotel Manila Roxas Boulevard at cnr of EDSA Pasay City, Metropolitan Manila, Philippines	Fee Simple	9,888	454	34
Copthorne Orchid Penang Tanjong Bungah, Penang, Malaysia	Freehold	10,329	318	52
The Regent Kuala Lumpur 160 Jalan Bukit Bintang, Kuala Lumpur, Malaysia	Freehold	7,899	468	52
Grand Copthorne Waterfront Hotel Singapore 392 Havelock Road, Singapore	Freehold	11,509	539	100
M Hotel Singapore 81 Anson Road, Singapore	Freehold	2,134	413	52
Copthorne King's Hotel Singapore 403 Havelock Road, Singapore	99-year lease commencing 01.02.1968	5,637	308	52
Copthorne Orchid Hotel Singapore 214 Dunearn Road, Singapore	Freehold	16,188	440	52
Orchard Hotel & Shopping Arcade, Singapore At the junction of Orchard Road and Orange Grove Road, with approximately 5,253 square metres of net lettable retail area	Freehold	8,588	674	52

* *Hotel information as at 1 April 2003*

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms	Effective Group Interest (%)
Seoul Hilton 395 Namdaemunno 5-Ga Chung-gu, Seoul, Korea	Freehold	18,760	683	52
Grand Hyatt Taipei Taipei World Trade Centre, Sung Shou Road, Taipei, Taiwan	50-year term extendable to 80-year term wef 07.03.1990	14,317	856	42
Europe				
Millennium Bailey's Hotel London Kensington 140 Gloucester Road, London SW7 4QH, England	Freehold	14,200	212	52
Millennium Hotel London Mayfair Grosvenor Square, Mayfair, London W1A 3AN, England	Leasehold to year 2096	29,976	348	52
Millennium Hotel London Knightsbridge 17 Sloane Street, Knightsbridge, London SW1X 9NU, England	Leasehold to year 2041	11,250	222	52
Millennium Gloucester Hotel London Kensington Harrington Gardens, London SW7 4LH, England	Freehold	48,900	610	52
Millennium Hotel Glasgow George Square, Glasgow G2 1DS, Scotland	Leasehold to year 2109	9,828	117	52
Millennium Hotel Paris Opéra 12 Boulevard Haussmann, 75009 Paris, France	Freehold	9,201	163	52
Copthorne Hotel Paris Charles de Gaulle Zone Hoteliere, Allee du Verger, 95700 Roissy-en-France, France	Finance Lease	13,350	239	52
Copthorne Hotel Hannover Wurzburger Strasse 21, 30880 Laatzen, Hannover, Germany	Short Lease	17,165	222	52

** Hotel information as at 1 April 2003*

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms	Effective Group Interest (%)
Millennium Hotel & Resort Stuttgart Plieninger Strasse 100, 70561 Stuttgart, Germany	Short Lease	39,094	454	52
Copthorne Hotel Aberdeen 122 Huntly Street, Aberdeen AB1 1SU, Scotland	Freehold	6,135	89	43
Copthorne Hotel Birmingham Paradise Circus, Birmingham B3 3HJ, England	Freehold	1,500	212	52
Copthorne Hotel Cardiff Caerdydd Copthorne Way, Culverhouse Cross, Cardiff CF5 6DH,Wales	Freehold	10,000	135	52
Copthorne Hotel Effingham Park Gatwick Copthorne, West Sussex RH10 3EU, England	Freehold plus 6,070 at Lane End	161,880	122	52
Copthorne Hotel London Gatwick Copthorne, West Sussex RH10 3PG, England	Freehold	17,325	227	52
Copthorne Hotel Manchester Clippers Quay, Salford Quays, Manchester M5 2XP, England	Leasehold to year 2135	23,725	166	52
Copthorne Hotel Merry Hill-Dudley Level Street, Brierley Hill, Dudley, West Midlands DY5 1UR, England	Finance Lease	15,960	138	52
Copthorne Hotel Newcastle The Close, Quayside, Newcastle upon Tyne NE1 3RT, England	Freehold	27,200	156	49
Copthorne Hotel Slough Windsor Cippenham Lane, Slough, Berkshire SL1 2YE, England	Freehold	29,000	219	52

** Hotel information as at 1 April 2003*

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms	Effective Group Interest (%)
Copthorne Tara Hotel London Kensington Scarsdale Place, Kensington, London W8 5SR, England	Freehold	37,615	834	52
Copthorne Hotel Plymouth Armada Way, Plymouth PL1 1AR, England	Long Leasehold	8,850	135	52
North America				
Millennium Broadway Hotel, New York 145 West 44th Street, New York, NY 10036-4012, USA	Freehold	3,236	750	52
Millenium Hilton, New York 55 Church Street, New York, NY 10007, USA	Freehold	1,680	561 (closed)	52
The Plaza, New York 768 Fifth Avenue, New York, NY 10019, USA	Freehold	77,666	805	26
Millennium Alaskan Hotel, Anchorage 4800 Spenard Road, Anchorage, AK 99517-3236	Freehold /Leased to Year 2040	20,355	248	52
Millennium Biltmore Hotel, Los Angeles 506 South Grand Avenue, Los Angeles, CA 90071	Freehold	11,331	683	52
Millennium Bostonian Hotel, Boston At Faneull Hall Marketplace, Boston, MA 02109	Freehold	2,455	201	52
Millennium Hotel, Cincinnati 150 West Fifth Street, Cincinnati, OH 45202	Freehold /Leased to Year 2074	6,839	872	51
Millennium Harvest House, Boulder 1345 28th Street, Boulder, CO 80302-6899	Freehold	64,019	269	45

** Hotel information as at 1 April 2003*

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms	Effective Group Interest (%)
Millennium Knickerbocker Hotel, Chicago 163 East Walton Place, Chicago, IL 60611	Freehold	2,023	305	52
Millennium Maxwell House, Nashville 2025 MetroCenter Boulevard, Nashville, TN 37228-1505	Leased to year 2049	36,421	289	52
Millennium Resort, Scottsdale, McCormick Ranch 7401 North Scottsdale Road, Scottsdale, AZ 85253-3548	Leased to year 2053	32,819	125	52
Millennium Hotel, Minneapolis 1313 Nicollet Mall, Minneapolis, MN 55403	Leased to year 2045	Not available	321	52
Millennium Hotel, St. Louis 200 South 4th Street, St. Louis, MO 63102-1804	Freehold	17,033	780	52
Millennium UN Plaza Hotel, New York 1 UN Plaza, 44th Street at 1st Avenue New York, NY 10017-3575	Freehold/Leased to year 2079	4,554	427	52
Millennium Hotel, Durham 2800 CampusWalk Avenue, Durham, NC 27705-4479	Freehold	42,814	313	52
Comfort Inn Vail/Beaver Creek, Colorado 161 West Beaver Creek Boulevard, Avon, CO 81620-5510	Freehold	11,209	146	52
Eldorado Hotel, Santa Fe 309 West San Francisco Street, Santa Fe, NM 87501-2115	Indirect interest	Not available	219	5
Pine Lake Trout Club, Chagrin Falls 17021 Chillicothe Road, Chagrin Falls, OH 44023-0282	Freehold	331,062	6	52
Sheraton Four Points Hotel, Buffalo 2040 Walden Avenue, Buffalo, NY 14225-5186	Leased to year 2041	31,726	292	52
Sunnyvale Four Points, California 1250 Lakeside Drive, Sunnyvale, CA 94086-4010	Freehold	34,802	378	21

** Hotel information as at 1 April 2003*

Major Properties

Hotels*	Tenure	Right of Renewal	Site Area (sq. metres)	Number of Rooms	Effective Group Interest (%)
Australasia					
Millennium Hotel Sydney At The Top of William Street, Sydney, Australia (Closed from 31/03/03 for conversion of hotel to apartments)	Freehold		3,622	390	19
Millennium Hotel Christchurch 14 Cathedral Square, Christchurch, New Zealand	Leasehold to Nov 2010	1 x 5 years	1,417	179	37
Millennium Hotel Queenstown Cnr Frankton Road & Stanley St., Queenstown, New Zealand	Freehold		7,420	220	26
Millennium Hotel Rotorua Cnr Eruera & Hinemaru Streets, Rotorua, New Zealand	Freehold/Leasehold land	Perpetual	14,418	227	37
Copthorne Hotel Auckland Anzac Avenue 150 Anzac Avenue, Auckland, New Zealand	Leasehold land	Perpetual	2,495	110	26
Copthorne Hotel Auckland HarbourCity Quay Street, Auckland, New Zealand	Leasehold to 13.01.2020		2,407	187	37
Copthorne Hotel & Resort Bay of Islands Tau Henare Drive,Waitangi Bay of Islands, New Zealand	Leasehold to year 2021	1 x 30 years	70,670	145	18
Copthorne Hotel Christchurch Central 776 Colombo Street, Christchurch, New Zealand	Freehold		2,154	142	37
Copthorne Hotel Christchurch Durham Street Cnr Durham & Kilmore Streets, Christchurch, New Zealand	Leasehold to year 2007	2 x 5 years	1,734	161	26
Copthorne Hotel & Resort Queenstown Lakefront Cnr Adelaide Street & Frankton Road, Queenstown, New Zealand	Freehold		18,336	241	37

** Hotel information as at 1 April 2003*

Major Properties

Hotels*	Tenure	Right of Renewal	Site Area (sq. metres)	Number of Rooms	Effective Group Interest (%)
Copthorne Hotel, Wellington Plimmer Towers Cnr Boulcott & Gilmer Streets, Wellington, New Zealand	Leasehold to year 2008	2 x 3 years	3,982	94	26
Quality Hotel, Logan Park, Auckland 187 Campbell Road, Greenlane, Auckland, New Zealand	Freehold (converted to freehold wef Aug 2002)	Perpetual	17,199	216	37
Quality Hotel, Rose Park, Auckland 92-102 Gladstone Road, Parnell, Auckland, New Zealand	Leasehold to year 2006	2 x 5 years	7,584	117	26
Quality Hotel, Dunedin Upper Moray Place, Dunedin, New Zealand	Freehold		2,193	55	26
Quality Hotel, Kings, Greymouth 32 Mawhera Quay, Greymouth, New Zealand	Freehold/Leasehold land	Perpetual	3,970	102	37
Quality Hotel, Rotorua Fenton Street, Rotorua, New Zealand	Freehold		30,685	136	26
Quality Hotel, Palmerston North 110 Fitzherbert Avenue, Palmerston North, New Zealand	Freehold		16,207	151	26
Quality Resort Terraces, Queenstown 48 Frankton Road, Queenstown, New Zealand	Freehold		4,713	85	26
Quality Hotel, Te Anau 20 Lakefront Drive, Te Anau, New Zealand	Freehold		8,819	94	37
Quality Hotel, Oriental Bay, Wellington 73 Roxburgh Street, Wellington, New Zealand	Freehold		3,891	116	26
Quality Hotel, Willis Street, Wellington 355 Willis Street, Wellington, New Zealand	Freehold		1,436	84	26

** Hotel information as at 1 April 2003*

Major Properties in the Course of Development

Description	Site Area (sq. metres)	Gross Floor Area (sq. metres)	Tenure	Effective Group Interest (%)	Approximate Percentage Completion (%)	Expected Completion Date
Residential						
Boulevard Hotel Site Cuscaden Road/ Orchard Boulevard	12,127	37,352	Freehold	40	*	2004/2005
Changi Rise Condominium Upper Changi Road East	48,472	77,341	99 years	60	60	2004
Edelweiss Park Tampines Road/ Upper Changi Road North	47,788	66,900	Freehold	33	*	2005
Emery Point Ipoh Lane	2,566	7,185	Freehold	100	64	2003
Evelyn Road Project Evelyn Road	10,824	32,445	Freehold	50	*	2006
Goldenhill Park Condominium Mei Hwan Drive	24,340	51,113	Freehold	100	41	2004
Goldenhill Villas Ang Mo Kio Ave 1	22,560	19,899	Freehold	100	49	2003
King's Centre – Plot 3 Havelock Road/ Kim Seng Road	5,485	20,887	Freehold	100	*	2007
Monterey Park West Coast Rise	24,172	39,730	999 years	100	*	2005
Nuovo Executive Condominium Ang Mo Kio Ave 6/9	14,489	40,569	99 years	100	20	2004
Oseania Resort Ancol, Jakarta	22,698	70,435	Leasehold	30	*	-
Savannah CondoPark Upper Changi Road East	54,872	87,795	99 years	60	*	2005
The Esparis Pasir Ris Drive 4	13,982	34,955	99 years	100	*	2005
Mixed Development						
Balestier Road Project Balestier Road	667	2,000	Freehold	100	19	2003
City Square Kitchener Road/ Serangoon Road/ Jalan Besar	42,252	167,521	Freehold	100	*	2006/2007
Mohamed Sultan Road Project Mohamed Sultan Road/ Robertson Quay	6,656	20,160	Freehold	80	*	2007
North Canal Road Project North Canal Road	777	1,877	999 years	100	*	2004
Tomlinson Road Project Tanglin/ Tomlinson/ Cuscaden Roads	16,693	77,119	999 years	33	*	2006
Marina Boulevard Project Marina Boulevard	9,091	118,182	99 years	50	*	2007

** Work less than 10% completed*

Major Properties for Development and/or Resale

Description and Location	Site Area (sq. metres)	Tenure	Effective Group Interest (%)
Residential			
5 Balmoral Park	3,517	Freehold	100
Buckley Mansion	4,097	Freehold	100
9 Buckley Road	2,250	Freehold	100
Butterworth Lane	984	Freehold	100
Garden Hotel	9,493	Freehold	100
Jalan Kolam Ayer, JB, Malaysia	24,739	Freehold	100
Jalan Waspada, JB, Malaysia	6,368	Freehold	100
Kim Lin Mansion	12,858	Freehold	100
Pasir Ris	195,025	999 years	51
Shelford Road	4,137	Freehold	100
15 & 19 Swiss Club Road	15,915	Freehold	100
Tampines Road/Upper Changi Road North	122,071	Freehold	33
Wilkie/Upper Wilkie Road	2,888	Freehold	100
Industrial			
Jalan Lam Huat	15,564	Freehold	100
100F Pasir Panjang Road	2,900	Freehold	100
Tagore Avenue	13,314	Freehold	100

Corporate Structure as at 1 April 2003

Hong Leong Group Singapore

City Developments Limited*
53 Subsidiary Companies
33 Associated Companies

(52%) City e-Solutions Limited*
7 Subsidiary Companies

(53%) Millennium & Copthorne Hotels plc*

Asia

Republic Hotels & Resorts Limited[1] (100%)
18 Subsidiary Companies

Grand Plaza Hotel Corporation* (61%)[2]
1 Associated Company

14 Subsidiary Companies

12 Associated Companies

Australasia

CDL Hotels Holdings New Zealand Limited (100%)

CDL Hotels New Zealand Limited* (70%)

Kingsgate International Corporation Limited* (51%)
9 Subsidiary Companies

1 Subsidiary Company

CDL Investments New Zealand Limited* (60%)
4 Subsidiary Companies

10 Subsidiary Companies

Europe

38 Subsidiary Companies

1 General Partnership

North America

48 Subsidiary Companies

1 Associated Company

16 Limited Liability Corporations

19 Limited Partnerships

4 General Partnerships

Notes:
1. Held through a wholly-owned subsidiary company of Millennium & Copthorne Hotels plc ("M&C")
2. Held through a 60% subsidiary company of M&C and a wholly-owned subsidiary company of Republic Hotels & Resorts Limited
* Listed Companies

Corporate Information

Board of Directors
Executive
Kwek Leng Beng *(Executive Chairman)*
Kwek Leng Joo *(Managing Director)*

Non-Executive
Tan I Tong
Chee Keng Soon *(Independent)*
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan *(Independent)*
Kwek Leng Peck
Han Vo-Ta *(Independent)*
Tang See Chim *(Independent)*

Audit Committee
Chee Keng Soon *(Chairman)*
Foo See Juan
Han Vo-Ta
Tang See Chim

Nominations Committee
Chee Keng Soon *(Chairman)*
Kwek Leng Beng
Foo See Juan

Remuneration Committee
Chee Keng Soon *(Chairman)*
Kwek Leng Beng
Tang See Chim

Secretaries
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Registrars and Transfer Office
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Tel: 6227 6660

Registered Office
36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228
Facsimile: 6225 4959

Auditors
KPMG
Certified Public Accountants, Singapore
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581
(Partner-in-charge: Chay Fook Yuen, appointment commenced from the audit of the financial statements for the year ended 31 December 2000)

Principal Bankers
ABSA Bank Limited
Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of America
Bank of China
Bayerische Landesbank
Citibank, N.A.
Commerzbank Aktiengesellshaft
Credit Agricole Indosuez
Credit Industriel et Commercial
Credit Lyonnais
Industrial and Commercial Bank of China
Mizuho Corporate Bank Ltd
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
The Bank of Nova Scotia
The Bank of Tokyo-Mitsubishi, Ltd
The Development Bank of Singapore Ltd
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
Sumitomo Mitsui Banking Corporation
UFJ Bank Limited
Unicredito Italiano S.p.A
United Overseas Bank Limited

Corporate Governance

The Directors and management are committed to ensuring and maintaining high standards of corporate governance, in line with the Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Code of Corporate Governance, and the Board has adopted an internal guide for the Group's corporate governance processes and activities.

A. The Board of Directors

Board Composition - The Board comprises 11 members. The Chairman and the Managing Director are executive Directors, while the other members of the Board are non-executive Directors. Of the 9 non-executive Directors, the Board considers 4 of them, being not less than one third of the Board, to be independent, thus providing for a strong and independent element on the Board capable of exercising objective judgment on corporate affairs of the Group. The independent Directors are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim.

Mr Foo See Juan is a partner of a legal firm which renders professional legal services to the CDL Group and Mr Han Vo-Ta was previously employed in an executive position in a subsidiary within the CDL Group until 2001. Nevertheless, the Board (excluding Mr Foo See Juan and Mr Han Vo-Ta in respect of the deliberation of their own independence) is of the opinion that both Directors may be regarded as independent as these two Directors are capable of maintaining their objectivity and independence at all times in the carrying out of their duties and responsibilities as independent Directors.

Key information on the Directors are set out on pages 20 to 21 of the Annual Report 2002. The Board has reviewed its composition, taking into account the scope and nature of the operations of the Group, and is satisfied that the current size of the Board, the standing of the members of the Board in the business community, and their combined experience, knowledge and expertise provide for effective decision making and direction to the Group.

Role of Chairman and Managing Director - Mr Kwek Leng Beng is the Executive Chairman of the Company. He bears primary responsibility for the workings of the Board, by ensuring its effective function, encouraging active participation in boardroom discussions and overseeing the Group's conduct and corporate governance structure. The Chairman also provides overall leadership and strategic vision for the Company. He is assisted by Mr Kwek Leng Joo, the Managing Director of the Company, in charting broad direction, strategies and policies of the Group.

The Managing Director also supervises the management team in the effective implementation of business strategies and policies and is supported by the Group General Manager of the Company in the management of the day to day operations of the Company. A key management staff, Mr Chia Ngiang Hong, is not related to the Chairman and the Managing Director, who are brothers. Mr Chia, who joined the Group in 1981, holds a Bachelor of Science (Hons) degree in Estate Management from University of Singapore and a Distinction in Masters in Business Administration from University of Hull, United Kingdom, and is also a Fellow of the Singapore Institute of Surveyors & Valuers and a Certified Property Manager with the Institute of Real Estate Management, USA.

The Board has also established various committees with power and authority to perform key functions beyond the authority of, or without undue influence from, the Chairman and the Managing Director. The Board is accordingly able to exercise independent decision-making and to ensure good corporate governance.

Board Functions - The Board meets at least 4 times a year to set policy and overall strategy and to supervise the management of the Company's business and affairs. In 2002, the Board met 6 times.

Apart from its statutory responsibilities, the Board approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees established by the Board, principally the Board Committee, Audit Committee, Nominations Committee, Remuneration Committee and Share Option Scheme Committee.

The delegation of authority by the Board to the Committees enables the Board to achieve operational efficiency by empowering these Committees to decide on matters within certain limits of authority and yet maintain control over major policies and decisions.

B. The Audit Committee

The Audit Committee comprises 4 non-executive Directors, all of whom are independent. The members of the Audit Committee at the date of this report are as follows:

Mr Chee Keng Soon	Chairman (Non-executive, Independent)
Mr Foo See Juan	Member (Non-executive, Independent)
Mr Han Vo-Ta	Member (Non-executive, Independent)
Mr Tang See Chim	Member (Non-executive, Independent)

The Board is of the view that the Audit Committee has sufficient financial management expertise and experience amongst its members to discharge the functions of the Audit Committee. The Audit Committee met 5 times in 2002.

The principal responsibility of the Audit Committee is to assist the Board to maintain a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Group's material internal controls including financial, operational, compliance and risk management controls. The Audit Committee is authorised by the Board to investigate any matters it deems appropriate within its written terms of reference and has full access to and co-operation of management. The Audit Committee may invite any Director, executive officer or employee of the Company to attend its meetings and is also authorised to seek external professional advice to enable it to discharge its functions.

The specific functions of the Audit Committee include:

- The review with management and as and when appropriate, with the external auditors of financial statements issued by the Group before their submission to the Board to ensure their completeness, accuracy and fairness;

- The review with the internal auditors and the external auditors of the effectiveness of the material internal controls of the Group including financial, operational and compliance controls, which includes a review and assessment of the significant business risks identified and an evaluation of the internal controls established to monitor and manage such risks within a risk management framework;

- The review of the scope of work of the internal auditors and the external auditors, the level of assistance provided by management to the internal auditors and external auditors and the receipt and consideration of the internal auditors' and the external auditors' reports;

- The recommendation of the appointment of the external auditors and the review of the independence of the external auditors, which includes a review of the non-audit services provided by the external auditors to the Company to seek a balance between maintenance of independence and objectivity of the external auditors and cost effectiveness;

- The review of management's procedures for ensuring compliance with relevant legislations and regulations issued by the regulatory bodies such the SGX-ST, as well as policies, procedures and practices established by management;

- The review with management of the processes and activities to ensure compliance with the Corporate Governance Guidelines, adopted by the Board; and

- The review of Interested Person Transactions.

The Audit Committee meets with the internal and external auditors without the presence of management at least once during the year. Having reviewed the nature and extent of the non-audit services provided to the Group by the external auditors, the Audit Committee is of the opinion that the provision of such non-audit services is unlikely to affect the independence of the external auditors.

Corporate Governance

Internal Audit – The Company has a well-established internal audit function with formal procedures for internal auditors to report their audit findings to the Audit Committee and to management. The internal auditors report to the Chairman of the Audit Committee on audit matters and administratively to the Group General Manager of the Company. The internal auditors are expected to meet or exceed the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors. The Audit Committee reviews the adequacy of the internal audit function through a review of the internal auditors' activities on a periodic basis and ensures that the internal audit function has adequate resources and appropriate standing within the Group to perform its functions properly.

Risk Management – An organisational risk management framework has been established by management to formalise and document the internal processes, many of which are currently in place, to enable significant business risks within the Group to be identified, assessed, monitored, managed and evaluated. As part of the on-going risk management process, management will conduct a risk assessment and evaluation annually, and provide for significant risks to be managed through regular reviews by management and the Board or Board Committees, and adoption of adequate and cost-effective system of internal controls. The Audit Committee has reviewed the Group's risk management process and is satisfied that there are adequate internal controls in place to manage the significant risks identified.

Interested Person Transactions – Particulars of interested person transactions disclosed as required under Rule 907 of the Listing Manual of the SGX-ST read with Clause 2.1 of the Transitional Practice Note 1 of the Listing Manual are as follows:

Name of Interested Person	Aggregate value of all interested person transactions during the period from 1 July 2002 to 31 December 2002 (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920) read in conjunction with Transitional Practice Note 1	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
Hong Leong Investment Holdings Pte. Ltd. group of companies	Nil	$1,526,288.00

C. The Nominations Committee

The Nominations Committee comprises 2 non-executive and independent Directors, including the chairman of the Nominations Committee, and 1 executive Director. The members of the Nominations Committee as at the date of this Report are as follows:

Mr Chee Keng Soon	Chairman (Non-executive, Independent)
Mr Kwek Leng Beng	Member (Executive)
Mr Foo See Juan	Member (Non-executive, Independent)

The Nominations Committee ensures a formal and transparent procedure for the appointment and re-appointment of Directors to the Board. Its responsibilities as set out in its written terms of reference include considering and determining the independence of the individual Directors, nominating candidates to fill the most senior executive positions including that of chief executive officer and proposing to the Board the responsibilities of the non-executive Directors as well as the membership and chairmanship of Board Committees. Other functions of the Nominations Committee include carrying out an assessment of each Director's performance and evaluating the Board's performance as a whole using objective and appropriate quantitative and qualitative criteria. Assessment parameters for Directors' performance include the attendance record of the Directors at Board and Board Committee meetings, their level of participation at such meetings and the quality of contribution to Board processes and the business strategies and performance of the Group.

Corporate Governance

The Directors submit themselves for re-nomination or re-election at regular intervals and the Articles of Association of the Company provide that at least one-third of the Directors for the time being shall retire as Directors at each Annual General Meeting of the Company, save for the Managing Director appointed by the Board who shall not be subject to retirement by rotation while he continues to hold that office.

D. The Remuneration Committee

The Remuneration Committee comprises 2 non-executive and independent Directors, including the chairman of the Remuneration Committee, and 1 executive Director. The members of the Remuneration Committee as at the date of this Report are as follows:

Mr Chee Keng Soon	Chairman (Non-executive, Independent)
Mr Kwek Leng Beng	Member (Executive)
Mr Tang See Chim	Member (Non-executive, Independent)

The Remuneration Committee's principal responsibilities as set out in its written terms of reference are to review and recommend to the Board an appropriate framework of remuneration for the Board and senior key executives of the Company, and to review the remuneration packages of the executive Directors, currently comprising the Executive Chairman and the Managing Director. The Group's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonuses), taking into account amongst other factors, the individual's performance, the performance of the Group and industry practices. No Director is involved in deciding his own remuneration.

The breakdown (in percentage terms) of the Directors' remuneration for 2002 are set out below:

	Base Salary	Bonuses/ Allowances	Board/Board Committee Fees*	Other Benefits
	%	%	%	%
Above $1.75 Million up to $2.00 Million				
Kwek Leng Beng	31	66	1	2
Kwek Leng Joo	31	67	1	1
Above $250,000 up to $500,000				
Tan I Tong	-	93	7	-
$250,000 and below				
Chee Keng Soon	-	-	100	-
Sim Miah Kian	-	50	50	-
Chow Chiok Hock	-	57	43	-
Ong Pang Boon	-	-	100	-
Foo See Juan	-	-	100	-
Kwek Leng Peck	-	-	100	-
Han Vo-Ta	-	-	100	-
Tang See Chim	-	-	100	-

* These fees comprise directors' fees for Year 2002, which are subject to approval by shareholders as a lump sum at the Annual General Meeting for the financial year ended 31 December 2002, and Audit Committee allowances for Year 2002 that were approved by shareholders at the last Annual General Meeting held on 29 May 2002.

No options were granted by the Company to subscribe for unissued shares in the Company during the financial year under review.

During the financial year ended 31 December 2002, none of the Directors had immediate family members not disclosed above who were employees of the Company and whose personal annual remuneration exceeded $150,000.00.

The remuneration of the top 5 key executives (who are not Directors) is not disclosed in this Report as such disclosure does not appear to be standard industry practice currently. The Remuneration Committee will continue to review the practice of the industry in this regard.

E. The Board Committee

The Board Committee comprises 6 Directors with authority to approve routine and other operational matters of the Company.

F. The City Developments Share Option Scheme Committee (the "Share Option Scheme Committee")

The Share Option Scheme Committee comprises the following 3 members of the Board:

Mr Kwek Leng Joo (Chairman)
Mr Tan I Tong
Mr Foo See Juan

It was set up to administer the City Developments Share Option Scheme 2001 (the "Scheme"), with such powers and duties as are conferred on it by the Board. Any matters pertaining to the Scheme and any disputes as to the interpretation of the Scheme or any rule, regulation, procedure thereunder or as to any rights thereunder are determined by the Share Option Scheme Committee.

Directors' Attendance at Board and Board Committee Meetings in 2002

Name	Board	Audit Committee	Nominations Committee*	Remuneration Committee**	Share Option Scheme Committee
	Number of Meetings held: 6	Number of Meetings held: 5	Number of Meetings held: 1	N.A.	Number of Meetings held: Nil
	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended
Kwek Leng Beng	6	N.A.	1	N.A.	N.A.
Kwek Leng Joo	5	N.A.	N.A.	N.A.	N.A.
Tan I Tong	2	N.A.	N.A.	N.A.	N.A.
Chee Keng Soon	6	5	1	N.A.	N.A.
Sim Miah Kian	5	N.A.	N.A.	N.A.	N.A.
Chow Chiok Hock	6	N.A.	N.A.	N.A.	N.A.
Ong Pang Boon	6	N.A.	N.A.	N.A.	N.A.
Foo See Juan	6	5	1	N.A.	N.A.
Kwek Leng Peck	6	N.A.	N.A.	N.A.	N.A.
Han Vo-Ta	6	5	N.A.	N.A.	N.A.
Tang See Chim	6	5	N.A.	N.A.	N.A.

* prior to reconstitution in 2003
** constituted in 2003

Prior to each meeting, the respective members of the Board and the Board Committees are provided with the meeting agenda and the relevant papers submitted by the management, containing complete, adequate and timely information for deliberation on the relevant agenda item. On an on-going basis, the Directors have separate and independent access to the Company's senior management and the company secretaries. The Directors, whether as a group or individually, are entitled to take independent professional advice at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant the same. Each new Director is provided with a manual containing information on Directors' duties and responsibilities, corporate information of the Group, and board and company policies including the internal guide of the Company's corporate governance processes and activities, Internal Code of Business and Ethical Conduct and the Internal Code on Securities Trading. Directors are kept informed from time to time of new laws, rules and regulations applicable or relevant to the performance of their duties and obligations as directors.

Business and Ethical Conduct

The Company has an Internal Code of Business and Ethical Conduct crystallising the Company's business principles and practices with respect to matters which may have ethical implications. The Code provides a communicable and understandable framework for staff to observe the Company's principles in their conduct of the Company's business.

Dealings in Securities

In line with the guidelines issued by the SGX-ST on Dealings in Securities, the Company has adopted an Internal Code on Securities Trading which provides guidance and prescribes the internal regulations with regard to dealings in the Company's securities by its officers.

Financial Reporting and Internal Controls

The Directors recognise that they have overall responsibility to ensure accurate financial reporting for the Group and for the Group's system of internal controls. The Board confirms that, with the assistance of the Audit Committee, it reviews the effectiveness of the Group's material internal controls system, which are monitored through a programme of external and internal audits, and is satisfied with the adequacy of such internal controls system.

While no system can provide absolute assurance against material loss or financial misstatement, the Group's internal financial controls are designed to provide reasonable assurance that assets are safeguarded, that proper accounting records are maintained, and that financial information used within the business and for publication is reliable. In designing these controls, the Directors have had regard to the risks to which the business is exposed, the likelihood of such risks occurring and the costs of protecting against them.

Communications with Shareholders

The Company announces its half-year and full-year results via the MASNET within the mandatory period, and will do the same for its quarterly results. Material and price-sensitive information is publicly released via the MASNET. All shareholders of the Company receive the summary report and/or annual report of the Company and the notice of the Annual General Meeting, which notice is also advertised in newspapers. At general meetings of the Company, shareholders are given the opportunity to ask the Directors and the management questions regarding the Company. The chairman of the Audit Committee, Nominations Committee and Remuneration Committee and the external auditors will be present at the Annual General Meeting to address, or to assist the Directors in addressing, any relevant queries by the shareholders. Shareholders may appoint one or two proxies to attend and vote in their place in accordance with the Articles of Association of the Company.


Quality

Quality is our Priority. CDL's unwavering commitment to delivering quality projects has won us many industry accolades and the trust of homebuyers.

Our track record includes 100% Quality Mark certification for our newly completed projects, industry-high CONQUAS scores, and numerous Buildability, Construction and Safety Awards.

We will strive to push the boundaries of current quality standards to achieve even higher standards for our future projects.


Financial
Contents

Directors' Report

for the year ended 31 December 2002

We are pleased to submit this annual report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 December 2002.

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Tan I Tong
Chee Keng Soon
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Principal Activities

The principal activities of the Company during the financial year are those of property developer and owner, investment holding and hotel owner.

The principal activities of the subsidiaries during the financial year are those of property developers and owners, club operator, investment in properties and in shares, property management, project management and consultancy services, hotel owners and operators, and provider of information technology and procurement services.

There have been no significant changes in the activities of the Group or of the Company during the financial year.

Acquisitions and Disposals of Interests in Subsidiaries

(a) There were the following acquisitions of interests in subsidiaries during the financial year:

Name of Subsidiary	Consideration	Net Tangible Assets Acquired	Percentage of Equity Acquired
	$'000	$'000	%
By Subsidiaries			
(i) City Elite Pte Ltd (acquired by Harrow Entertainment Pte Ltd)	#	#	30
(ii) Pacific Height Enterprises Company Limited (acquired by Union Chain Investment Limited)	#	#	40
(iii) Republic Hotels & Resorts Limited (acquired by M&C Hotels Holdings Limited) *	*	*	100

\# Less than $1,000.
* Please see the note on "Acquisition of Republic Hotels & Resorts Limited".

Acquisitions and Disposals of Interests in Subsidiaries (cont'd)

(b) The following subsidiaries were incorporated during the financial year:

Name of Subsidiary	Cost of Investment	Percentage of Equity Held
	$'000	%
By Subsidiaries		
(i) M&C Hotels Holdings Limited (formerly known as Chamberfrost Limited) (incorporated by Millennium & Copthorne Hotels plc)	315,448	100
(ii) Edenspring Properties Pte Ltd (formerly known as Hewison Investments Pte. Ltd.) (incorporated by Golden Rajah Restaurant (Private) Limited) **	#	100

\# Less than $1,000.
** The subsidiary became a jointly controlled entity following an allotment of shares to a joint venture party during the financial period.

(c) The following subsidiaries were de-registered or dissolved during the financial year:

(i) Landcorp Realty Limited
(ii) Bradenton Hotel Limited Partnership
(iii) Minneapolis Hotel Limited Partnership
(iv) Copthorne Hotels & Resorts Pty Ltd
(v) AMEGA Employees, Inc.

There were no acquisitions or disposals of any other subsidiaries during the financial year.

Acquisition of Republic Hotels & Resorts Limited

On 17 June 2002, M&C Hotels Holdings Limited ("M&CHHL" or the "Offeror"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc ("M&C Hotels"), made a voluntary unconditional cash offer (the "Offer") to acquire all the issued and fully paid-up shares of Republic Hotels & Resorts Limited ("RHR") at the offer price of $1.30 in cash for each RHR share.

By 28 June 2002, M&CHHL had received pursuant to the Offer acceptances in respect of an aggregate of 452,451,107 RHR shares representing approximately 90.30% of the issued and paid-up share capital of RHR. These acceptances include the acceptances in respect of an aggregate of 425,529,807 RHR shares representing 84.93% of the issued and paid-up share capital of RHR, held by TOSCAP Limited and ATOS Holding AG, subsidiaries of M&C Hotels.

On 28 August 2002, M&CHHL exercised its right of compulsory acquisition, pursuant to Section 215(1) of the Companies Act, Chapter 50, and acquired the remaining shareholdings in RHR. As of that date, RHR became a wholly-owned subsidiary of the Offeror and was subsequently delisted from the Official List of the Singapore Exchange Securities Trading Limited on 2 September 2002. The acquisition of 15.07% of the issued and paid-up share capital of RHR pursuant to the above exercise was for a total consideration of $98.8 million and the net tangible assets acquired was $153.0 million.

Directors' Report
for the year ended 31 December 2002

Financial Results

The results of the Group and of the Company for the financial year were as follows:

	The Group $'000	The Company $'000
Profit after taxation	199,659	89,662
Minority interests	(48,456)	-
Profit attributable to members of the Company	151,203	89,662
Retained profits brought forward, as previously reported	2,349,957	2,031,267
Effect of adopting SAS 12	(195,025)	-
Retained profits brought forward, restated	2,154,932	2,031,267
Change of interests in subsidiaries	(5,725)	-
Profit available for appropriations	2,300,410	2,120,929
Appropriations:		
Final dividend paid of 15% per share less tax at 22% in respect of year 2001	(46,860)	(46,860)
Retained profits carried forward	2,253,550	2,074,069

Transfers to or from Reserves or Provisions

Movements in reserves are set out in the accompanying statements of changes in equity.

Material movements in provisions (including allowance, impairment, depreciation and amortisation) are set out in the accompanying financial statements.

Issue of Shares or Debentures

(a) During the financial year, the Company did not issue any shares. Shares issued by the subsidiaries were as follows:

<u>By Subsidiaries</u>

Cliffmont Pte Ltd

The authorised share capital was increased from $100,000 to $1,000,000.

999,998 ordinary shares of $1.00 each were issued at par and credited as fully paid by way of capitalisation of loan due and owing to its holding company.

Empire City Consultant Pte Ltd

15,000 ordinary shares of $1.00 each were issued at par for cash to provide for additional working capital.

M&C Hotels Holdings Limited (formerly known as Chamberfrost Limited)

The subsidiary was incorporated with an authorised share capital of £100 divided into 100 ordinary shares of £1 each. 1 ordinary share of £1 each was issued on incorporation for cash.

Issue of Shares or Debentures (cont'd)

By Subsidiaries (cont'd)

M&C Hotels Holdings Limited (formerly known as Chamberfrost Limited) (cont'd)

The authorised share capital was subsequently increased to an aggregate of £100 divided into 100 ordinary shares of £1 each and $400,000,000 divided into 400,000,000 ordinary shares of $1 each. 308,497,482 ordinary shares of $1 each were issued at par for cash to provide for additional working capital.

Millennium & Copthorne Hotels plc

The following ordinary shares of £0.30 each were issued for cash at the respective exercise price following the exercise of the subscription rights granted under the Millennium & Copthorne Hotels Executive Share Option Scheme and the Millennium & Copthorne Hotels Sharesave Scheme:

Number of shares of £0.30 each	Exercise Price per Share
	£
100,000	2.2650
10,955	2.83138
696	3.86748
111,651	

Pacific Height Enterprises Company Limited

The authorised share capital was increased from JPY1,750,000,000 to JPY3,775,000,000 divided into 3,775 ordinary shares of JPY1,000,000 each by the creation of 2,025 ordinary shares of JPY1,000,000 each.

2,025 ordinary shares of JPY1,000,000 each were issued at par and credited as fully paid by way of capitalisation of loan due and owing to its holding company.

TOSCAP Limited

The authorised share capital was increased from $30,000,000 to $35,000,000.

5,860,000 ordinary shares of $1 each were issued at par for cash to partially repay inter-company loans and external borrowings and 1,000,000 ordinary shares of $1 each were issued at par and credited as fully paid in satisfaction of the sum owing by the company.

(b) During the financial year, the following debentures were issued by the Company and its subsidiaries to refinance existing borrowings and finance the general funding and working capital requirements of the Group:

By the Company

$247 million medium term notes ("MTN") which comprise 10 series were issued as part of a $700 million unsecured MTN programme for tenures of 1 year to 3 years with interest rates ranging from 1.90% to 3.38% per annum during the year.

Issue of Shares or Debentures (cont'd)

By Subsidiaries

(i) CDL Properties Ltd

$80 million MTN which comprise 2 series were issued as part of a $550 million secured MTN programme for tenure of 3 months with interest rates ranging from 1.3% to 1.6% per annum during the year.

(ii) Millennium & Copthorne Hotels plc

$253.35 million MTN which comprise 2 series were issued as part of a $1 billion unsecured MTN programme for tenures of 364 days to 3 years with interest rates ranging from 2.18% to 2.88% per annum during the year.

(iii) CDL Hotels (Korea) Ltd.

KRW96 billion (approximately $140 million) non-guaranteed secured notes were issued for tenure of 3 years carrying interest rate at 5.9% per annum during the year.

Unless previously redeemed or purchased and cancelled, all the above-mentioned debentures are redeemable at their principal amounts on their respective maturity dates.

Share Buy-Back

By Subsidiary

During the financial year, Grand Plaza Hotel Corporation ("GPHC") repurchased 4,318,098 common shares from the shareholders on the basis of one common share out of every twenty shares held by each shareholder at a price of Philippine Pesos 50 per share. The repurchased shares are held in treasury.

GPHC also reduced its authorised capital stock from 127,000,000 shares with a par value of Philippine Pesos 10 per share to 115,000,000 shares with a par value of Philippine Pesos 10 per share by retiring 12,000,000 Treasury Shares.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Shares or Debentures

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options and/or debentures of the Company or of related corporations either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the immediate and ultimate holding company of the Company.

Directors' Report
for the year ended 31 December 2002

Directors' Interests in Shares or Debentures (cont'd)

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares and/or share options in the Company and in related corporations are as follows:

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
The Company				
Shares of $0.50 each				
Tan I Tong	10,467	10,467	-	-
Immediate and Ultimate Holding Company				
Hong Leong Investment Holdings Pte. Ltd.				
Shares of $100 each				
Kwek Leng Beng	2,320	2,320	68,596	68,596
Kwek Leng Joo	1,290	1,290	-	-
Kwek Leng Peck	304	304	-	-
Subsidiaries				
City e-Solutions Limited				
Shares of HK$1 each				
Kwek Leng Beng	3,286,980	3,286,980	-	-
Kwek Leng Joo	1,436,000	1,436,000	-	-
Tan I Tong	287,200	287,200	-	-
Kwek Leng Peck	2,082,200	2,082,200	-	-
Foo See Juan	8,363	8,363	-	-
CDL Hotels New Zealand Limited				
Shares with no par value				
Kwek Leng Beng	3,000,000	3,000,000	-	-
Republic Hotels & Resorts Limited				
Shares of $1 each				
Kwek Leng Beng	428,800	-	-	-
Tan I Tong	24,480	-	-	-
Sim Miah Kian	80,000	-	-	-
Foo See Juan	50,000	-	-	-

Directors' Report
for the year ended 31 December 2002

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
<u>Related Corporations</u>				
Hong Leong Finance Limited (formerly known as Hong Leong Singapore Finance Limited)				
<u>**Shares of $1 each**</u>				
Kwek Leng Beng	4,603,567	4,603,567	-	-
Kwek Leng Joo	703,610	703,610	-	-
Tan I Tong	329,410	329,410	-	-
Sim Miah Kian	2,086,019	2,086,019	-	-
Kwek Leng Peck	517,359	517,359	-	-
Foo See Juan	44,981	44,981	-	-
Options to subscribe for the following number of shares of $1 each under the Hong Leong Finance <u>Share Option Scheme 2001</u>				
Kwek Leng Beng	-	600,000	-	-
Tan I Tong	-	225,000	-	-
Sim Miah Kian	-	80,000	-	-
Target Realty Limited				
<u>**Shares of $0.05 each**</u>				
Kwek Leng Beng	2,777,820	2,777,820	-	-
Kwek Leng Joo	457,776	457,776	-	-
Tan I Tong	210,756	210,756	-	-
Sim Miah Kian	1,454,776	1,454,776	-	-
Kwek Leng Peck	336,600	336,600	-	-
Foo See Juan	13,000	13,000	-	-
Hong Leong Holdings Limited				
<u>**Shares of $1 each**</u>				
Kwek Leng Beng	259,000	259,000	-	-
Kwek Leng Joo	210,000	210,000	-	-
Tan I Tong	1,000	1,000	-	-
Chow Chiok Hock	1,000	1,000	-	-
Kwek Leng Peck	381,428	381,428	-	-

Directors' Report
for the year ended 31 December 2002

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
Related Corporations (cont'd)				
Hong Leong Asia Ltd.				
Shares of $0.20 each				
Tan I Tong	1,000	1,000	-	-
Options to subscribe for the following number of shares of $0.20 each under the Hong Leong Asia Share Option Scheme 2000				
Kwek Leng Beng	600,000	600,000	-	-
Kwek Leng Peck	1,000,000	1,000,000	-	-
Hong Realty (Private) Limited				
Shares of $1,000 each				
Kwek Leng Beng	1,110	1,110	-	-
Kwek Leng Joo	510	510	-	-
Kwek Leng Peck	150	150	-	-
NIN Investment Holdings Pte Ltd				
Shares of $100 each				
Kwek Leng Beng	100	-	-	-
Euroform (S) Pte. Limited				
Shares of $1 each				
Kwek Leng Joo	50,000	50,000	-	-
Sun Yuan Holdings Pte Ltd				
Shares of $0.20 each				
Kwek Leng Beng	15,000,000	15,000,000	-	-
Tan I Tong	-	-	10,875,000	10,875,000

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2003.

Directors' Report

for the year ended 31 December 2002

Dividends

Since the end of the last financial year, the Company paid a net final dividend of $46,859,771 representing a first and final net dividend of 15% per share less 22% tax in respect of the previous year as proposed in the directors' report of that year.

The directors now recommend the payment of a net final dividend of $46,859,771 representing 15% per share less 22% tax in respect of the financial year under review.

Bad and Doubtful Debts

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain what action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company. The directors have satisfied themselves that all known bad debts have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the Group inadequate to any substantial extent.

Current Assets

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain that current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values and that adequate provision has been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report which would render the values attributable to current assets in the Group misleading.

Charges and Contingent Liabilities

Since the end of the financial year:

(i) no charge on the assets of the Group or of the Company has arisen which secures the liabilities of any other person; and

(ii) no contingent liability of the Group or of the Company has arisen.

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Directors' Report

for the year ended 31 December 2002

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest. Such transactions may comprise loans, deposits or provision of corporate financial advisory services, purchase and sale of production and construction materials, purchase and sale of industrial and consumer products, purchase and sale of investments, purchase, sale and lease of properties, property management, property maintenance services, insurance and other transactions, shares/securities broking services, hotel and hotel related transactions, procurement services, information technology services, e-commerce and e-commerce related transactions, management and consultancy services or other transactions carried out on normal commercial terms and in the normal course of the business of the Company and/or its related corporations.

However, the directors have neither received nor will they become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above, and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

By the Company

The City Developments Share Option Scheme 2001 (the "Scheme") is administered by a committee comprising the following members:

Kwek Leng Joo (Chairman)
Tan I Tong
Foo See Juan

Details of the Scheme were set out in the Directors' Report for the year ended 31 December 2000. No options have so far been granted under the Scheme.

Share Options (cont'd)

By Subsidiary

On 21 May 2002, shareholders of Millennium & Copthorne Hotels plc ("M&C Hotels") approved the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"). There are two parts to the 2003 Scheme, namely the "Approved" part for which approval from the Inland Revenue has been obtained, and the "Unapproved" part which is not designed for Inland Revenue approval and which is used primarily where employees have more than £30,000 worth of outstanding approved options or are not based in the United Kingdom. Except to the extent required to obtain Inland Revenue approval, the Approved and Unapproved parts of the 2003 Scheme are in all material respects identical. The operation of the 2003 Scheme will be supervised by M&C Hotels' Remuneration Committee which comprises the following members:

The Viscount Thurso (Chairman)
Sir Idris Pearce
Christopher Sneath
John Sclater

A summary of the principal features of the 2003 Scheme is set out below:

(a) Eligibility

All employees of M&C Hotels, its subsidiaries and joint ventures (including directors who are required to devote substantially the whole of their working time to the business of the M&C Hotels Group) who are not within six months of the contractual retirement ages will be eligible to participate in the 2003 Scheme.

(b) Grant of options

Options (which may relate to new and/or existing shares) may be granted within the six weeks following the approval of the 2003 Scheme by shareholders or the date of the Approved part of the 2003 Scheme is approved by the Inland Revenue; thereafter within the six weeks following the announcement by M&C Hotels of its results for any period or the removal of any statutory or regulatory restriction which had previously prevented an option being granted; and at other times in circumstances considered by the Remuneration Committee to be exceptional.

No options may be granted later than ten years after the approval of the 2003 Scheme by shareholders, although the appropriateness of the 2003 Scheme will be reviewed after five years.

No payment will be required for the grant of an option. Options are neither transferable nor pensionable.

No option may be granted to an individual if it would cause the aggregate exercise price of options granted to him in any year under the 2003 Scheme to exceed 200% of basic salary, other than in exceptional circumstances (where the limit is 400% of basic salary).

Directors' Report

for the year ended 31 December 2002

Share Options (cont'd)

(c) Acquisition price

The price per share payable upon the exercise of an option will not be less than the higher of:

(i) the average of the middle-market quotations of a share on the London Stock Exchange on the three dealing days immediately prior to grant date, provided that no such dealing day may fall prior to the date on which M&C Hotels last announced its results for any period; and

(ii) the nominal value of a share (unless the option is expressed to relate only to existing shares).

(d) Limits on the issue of shares

No options may be granted under the 2003 Scheme which would cause the number of shares issued or issuable pursuant to options granted in the previous ten years under the 2003 Scheme or under any other share option scheme, or issued in that period under any employee share scheme (other than an option scheme) to exceed 10% of M&C Hotels' issued ordinary share capital from time to time. Not more than 5% of M&C Hotels' issued ordinary share capital from time to time may relate to discretionary share schemes.

(e) Exercise of options

An option will normally be exercisable between three and ten years following its grant, but normally only if a specified performance condition has been satisfied. This condition will be disclosed each year in M&C Hotels' annual report and accounts. The condition may be varied in certain circumstances following the grant of an option so as to achieve its original purpose.

It is currently intended that the performance condition that will apply to the initial grant of options under the 2003 Scheme (which are intended to be made in early 2003) will be based upon the extent to which M&C Hotels' earnings per share ("EPS") grows in real terms from a notional base EPS figure over a period of at least three consecutive financial years after grant (measured from a fixed base). For the initial grant of options, it is currently intended that this notional base EPS figure will be the average of the actual EPS of M&C Hotels for financial years ended 31 December 2000, 2001 and 2002.

More specifically, options will become exercisable as follows:

EPS growth target (from notional base EPS)	Proportion of option exercisable
EPS growth of less than an average of RPI[1] plus 3% per annum	0%
EPS growth of an average of RPI[1] plus 3% per annum	25%
EPS growth of an average of RPI[1] plus 3% per annum to 10% per annum	25%-100% (pro-rated)
EPS growth of an average of RPI[1] plus 10% per annum or more	100%

To the extent that the performance condition is not satisfied by the fifth anniversary of grant, the option lapses.

[1] Retail Price Index

Share Options (cont'd)

(e) Exercise of options (cont'd)

It is also currently intended that, in relation to any grant of options that may be made in 2004, if M&C Hotels' EPS for the financial year ended 31 December 2003 is less than the notional base EPS figure described above, this notional base EPS figure will be the base EPS figure that will be used for the purposes of the performance condition that will be applied to these awards.

Options normally lapse on cessation of employment (save on death). However, exercise may be permitted for a limited period (irrespective of the period for which the option has been held) following cessation of employment by reason of injury, ill health, disability, redundancy, where the option holder's employer or business unit ceases to be within the M&C Hotels Group or in other circumstances as the Remuneration Committee may determine. Cessation of employment by reason of retirement will not result in the early exercise of options. Different rules will apply for "Approved" options to take account of the relevant legislation.

Options may be exercised early in the event of an amalgamation, takeover, reconstruction (other than an internal reorganisation) or winding up of M&C Hotels and, if the Remuneration Committee so decides, on a demerger. In such circumstances, the performance condition must be satisfied unless the Remuneration Committee at its discretion and acting fairly and reasonably, treats the performance condition as satisfied, taking into account the performance of M&C Hotels up until the relevant event.

(f) Rights attaching to shares

Shares allotted under the 2003 Scheme will rank pari passu with all other ordinary shares of M&C Hotels for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

(g) Adjustment of options

In the event of a capitalisation issue, rights issue, sub-division or consolidation of the shares, reduction in capital or any other variation of share capital (and in the case of unapproved options, on a demerger, payment of a capital dividend or other events similarly affecting options) adjustments considered to be appropriate may be made to the total number of shares subject to options and the price payable on the exercise of options.

(h) Alterations to the 2003 Scheme

The 2003 Scheme may at any time be amended or added to by the directors in any respect, provided that the prior approval of M&C Hotels in general meeting must be obtained for alterations or additions to the rules of the 2003 Scheme to the advantage of participants in respect of the rules governing eligibility, individual limits on participation, the terms on which options may be exercised, overall 2003 Scheme limits and adjustment of options as described above, except for minor amendments to benefit the administration of the 2003 Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or M&C Hotels Group companies.

The Millennium & Copthorne Hotels Executive Share Option Scheme and the Millennium & Copthorne Hotels Sharesave Scheme, details of which were set out in the Directors' Report for the year ended 31 December 1996, continue to be in operation.

Directors' Report
for the year ended 31 December 2002

Share Options Granted

During the financial year, there were no options granted by the Company to any person to take up unissued shares in the Company.

Options granted by a subsidiary during the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) Millennium & Copthorne Hotels Executive Share Option Scheme

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted During the Year	Exercise Price Per Share	Exercise Period
		£	
Part A			
15.03.2002	119,938	3.2250	15.03.2005 – 14.03.2012
Part B			
15.03.2002	588,442	3.2250	15.03.2005 – 14.03.2009

(ii) Millennium & Copthorne Hotels Sharesave Scheme

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted During the Year	Exercise Price Per Share	Exercise Period
		£	
21.05.2002	91,180	2.92000	01.07.2005 – 01.01.2006
21.05.2002	53,484	2.92000	01.07.2007 – 01.01.2008

Directors' Report
for the year ended 31 December 2002

Share Options Exercised

During the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

The following options in a subsidiary were exercised during the financial year:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

100,000 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Executive Share Option Scheme:

Exercised During the Year	Exercise Price per Share
	£
Part B	
100,000	2.2650

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

11,651 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Sharesave Scheme:

Exercised During the Year	Exercise Price per Share
	£
10,955	2.83138
696	3.86748

Directors' Report
for the year ended 31 December 2002

Unissued Shares Under Option

At the end of the financial year, there were no unissued shares of the Company under option.

Unissued shares of a subsidiary under options at the end of the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) Millennium & Copthorne Hotels Executive Share Option Scheme

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
					£	
Part A						
24.04.1996	25,305	-	12,081	13,224	2.4830	24.04.1999-23.04.2006
05.03.1998	13,018	-	-	13,018	4.6087	05.03.2001-04.03.2008
05.03.1999	4,139	-	-	4,139	4.8321	05.03.2002-04.03.2009
19.11.1999	7,526	-	-	7,526	3.9856	19.11.2002-18.11.2009
17.03.2000	45,722	-	8,955	36,767	3.3500	17.03.2003-16.03.2010
23.10.2000	7,594	-	-	7,594	3.9500	23.10.2003-22.10.2010
20.03.2001	88,080	-	-	88,080	4.3500	20.03.2004-19.03.2011
26.09.2001	13,200	-	-	13,200	2.2650	26.09.2004-25.09.2011
15.03.2002	-	119,938	16,589	103,349	3.2250	15.03.2005-14.03.2012
	204,584	119,938	37,625	286,897		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)*

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
Part B							
24.04.1996	173,052	-	-	84,568	88,484	2.4830	24.04.1999-23.04.2003
07.03.1997	191,929	-	-	56,063	135,866	3.6084	07.03.2000-06.03.2004
05.03.1998	117,158	-	-	-	117,158	4.60875	05.03.2001-04.03.2005
02.04.1998	65,995	-	-	12,257	53,738	4.9527	02.04.2001-01.04.2005
05.03.1999	163,284	-	-	17,660	145,624	4.8321	05.03.2002-04.03.2006
19.11.1999	47,670	-	-	-	47,670	3.9856	19.11.2002-18.11.2006
17.03.2000	347,529	-	-	6,187	341,342	3.3500	17.03.2003-16.03.2007
23.10.2000	5,570	-	-	-	5,570	3.9500	23.10.2003-22.10.2007
14.03.2001	248,235	-	-	-	248,235	4.3250	14.03.2004-13.03.2008
20.03.2001	257,799	-	-	21,661	236,138	4.3500	20.03.2004-19.03.2008
26.09.2001	207,550	-	100,000	-	107,550	2.2650	26.09.2004-25.09.2008
04.12.2001	153,787	-	-	-	153,787	2.7350	04.12.2004-04.12.2008
15.03.2002	-	588,442	-	18,604	569,838	3.2250	15.03.2005-14.03.2009
	1,979,558	588,442	100,000	217,000	2,251,000		

Directors' Report
for the year ended 31 December 2002

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
23.04.1996	9,043	-	-	9,043	-	1.98286	01.06.2001-01.12.2001*
09.05.1997	52,695	-	10,955	1,217	40,523	2.83138	01.07.2002-01.01.2003
05.05.1998	16,831	-	-	16,831	-	3.97466	01.07.2001-01.01.2002
05.05.1998	18,728	-	-	3,638	15,090	3.97466	01.07.2003-01.01.2004
05.05.1999	24,893	-	696	5,286	18,911	3.86748	01.07.2002-01.01.2003
05.05.1999	27,300	-	-	4,355	22,945	3.86748	01.07.2004-01.01.2005
09.05.2000	64,305	-	-	13,874	50,431	3.10000	01.07.2003-01.01.2004
09.05.2000	30,009	-	-	4,458	25,551	3.10000	01.07.2005-01.01.2006
08.05.2001	100,162	-	-	21,550	78,612	3.13600	01.07.2004-01.01.2005
08.05.2001	58,423	-	-	13,343	45,080	3.13600	01.07.2006-01.01.2007
21.05.2002	-	91,180	-	8,260	82,920	2.92000	01.07.2005-01.01.2006
21.05.2002	-	53,484	-	1,133	52,351	2.92000	01.07.2007-01.01.2008
	402,389	144,664	11,651	102,988	432,414		

* The Rules of the Millennium & Copthorne Hotels Sharesave Scheme (the "Sharesave Scheme") allow option holders to suspend up to six monthly payments under their savings contract, in which case the completion of the savings contract is delayed until the contracted payments are made in full. The effect of this rule resulted in the reported balance of options outstanding at the beginning of the year in respect of the Sharesave Scheme. Subsequent to the beginning of the year this balance has been eliminated in accordance with the Rules of the Sharesave Scheme.

The options granted by the subsidiary do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

Directors' Report

for the year ended 31 December 2002

Audit Committee

The Audit Committee comprises four non-executive members of the Board, three of whom are independent. The members of the Audit Committee at the date of this report are:

Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

The Audit Committee met 5 times during the financial year ended 31 December 2002 and performs the functions specified by Section 201B of the Companies Act, Chapter 50 and the Listing Manual and the Best Practices Guide of the Singapore Exchange Securities Trading Limited.

In performing its functions, the Audit Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Group's system of internal controls. The Audit Committee also reviewed the consolidated financial statements and the financial statements of the Company for the financial year ended 31 December 2002 as well as the directors' and auditors' reports thereon.

The Audit Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

KWEK LENG BENG
Executive Chairman

KWEK LENG JOO
Managing Director

Singapore
26 March 2003

Statement by Directors

for the year ended 31 December 2002

We, KWEK LENG BENG and KWEK LENG JOO, being directors of CITY DEVELOPMENTS LIMITED, do hereby state that in our opinion:

(a) the financial statements set out on pages 74 to 166 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2002 and of the results of the business and, changes in equity of the Group and of the Company and cash flows of the Group for the year ended on that date; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has authorised these financial statements for issue on the date of this statement.

On behalf of the Board of Directors

KWEK LENG BENG
Executive Chairman

KWEK LENG JOO
Managing Director

Singapore
26 March 2003

Report of the Auditors

to the Members of City Developments Limited

We have audited the consolidated financial statements of the Group and the financial statements of the Company for the year ended 31 December 2002 as set out on pages 74 to 166. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

    (i) the state of affairs of the Group and of the Company as at 31 December 2002 and of the results and changes in equity of the Group and of the Company and of the cash flows of the Group for the year ended on that date; and

    (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in the Republic of Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of the subsidiaries for which an audit is not required by the laws in their countries of incorporation, being financial statements that have been included in the consolidated financial statements of the Group. The names of these subsidiaries are disclosed in note 43 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements of the Group, and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification, and in respect of subsidiaries incorporated in the Republic of Singapore, did not include any comment made under Section 207(3) of the Act.

KPMG
Certified Public Accountants

Singapore
26 March 2003

Balance Sheets
as at 31 December 2002

	Note	The Group 2002	The Group 2001 (restated)	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
Non-current assets					
Property, plant and equipment	3	7,397,005	7,701,446	670,453	683,196
Investments in subsidiaries	4	-	-	2,125,806	2,124,806
Investments in associated companies	5	27,651	31,032	-	-
Investments in jointly controlled entities	6	159,246	216,025	63,385	63,385
Financial assets	7	22,101	22,570	16,825	16,825
Deferred financial charges	8	19,284	16,869	390	499
Intangible assets	9	253	277	-	-
Deferred tax assets	32	-	869	-	-
Other non-current assets	10	115,238	122,554	36,807	15,923
Current assets					
Development properties	11	2,178,284	2,337,014	1,777,621	1,852,875
Consumable stocks		12,491	12,595	1,219	1,407
Financial assets	7	20,528	29,253	-	-
Trade and other receivables	12	701,596	748,724	687,451	919,263
Cash and cash equivalents	17	614,787	701,780	191,316	302,202
		3,527,686	3,829,366	2,657,607	3,075,747
Less: **Current liabilities**					
Bank overdrafts	17	4,980	3,606	-	-
Trade and other payables	18	695,585	787,392	639,341	632,481
Bank loans	19	108,631	274,223	102,681	235,799
Current portion of long-term liabilities	20	475,581	171,660	200,000	-
Bonds and notes - repayable within 12 months	24	190,351	541,400	147,000	400,000
Employee benefits	26	15,045	13,567	1,519	1,493
Provision for taxation	32	123,302	151,384	51,138	82,271
Provisions	27	-	1,274	-	-
		1,613,475	1,944,506	1,141,679	1,352,044
Net current assets		1,914,211	1,884,860	1,515,928	1,723,703
Balance carried forward		9,654,989	9,996,502	4,429,594	4,628,337

The accompanying notes form an integral part of these financial statements.

Balance Sheets
as at 31 December 2002

	Note	The Group 2002	The Group 2001 (restated)	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
Balance brought forward		9,654,989	9,996,502	4,429,594	4,628,337
Less:					
Non-current liabilities					
Interest-bearing loans and other borrowings	25	4,071,027	4,324,002	938,199	1,191,698
Employee benefits	26	11,784	20,135	-	-
Deferred tax liabilities	32	317,126	332,289	21,841	9,463
Provisions	27	10,335	8,605	-	-
		4,410,272	4,685,031	960,040	1,201,161
Less:					
Minority interests		1,382,546	1,539,423	-	-
NET ASSETS		3,862,171	3,772,048	3,469,554	3,427,176
CAPITAL AND RESERVES					
Share capital	28	400,511	400,511	400,511	400,511
Reserves	29	3,461,660	3,371,537	3,069,043	3,026,665
		3,862,171	3,772,048	3,469,554	3,427,176

The accompanying notes form an integral part of these financial statements.

Profit and Loss Accounts

for the year ended 31 December 2002

	Note	The Group 2002	The Group 2001 (restated)	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
Revenue	30	2,288,696	2,227,002	474,611	434,092
Cost of sales		(1,139,293)	(1,119,232)	(283,722)	(226,680)
Gross profit		1,149,403	1,107,770	190,889	207,412
Other operating income	31	66,945	65,958	24,550	33,954
Administrative expenses		(421,862)	(425,516)	(40,811)	(43,446)
Other operating expenses		(370,200)	(381,335)	(29,941)	(6,409)
Profit from operations		424,286	366,877	144,687	191,511
Finance costs	31	(191,026)	(233,542)	(34,313)	(48,301)
Profit before share of results of associated companies and jointly controlled entities		233,260	133,335	110,374	143,210
Share of loss of associated companies		(1,049)	(411)	-	-
Share of profit of jointly controlled entities		10,872	5,962	-	-
Profit from ordinary activities before taxation	31	243,083	138,886	110,374	143,210
Taxation	32	(43,424)	(52,881)	(20,712)	(40,566)
Profit from ordinary activities after taxation		199,659	86,005	89,662	102,644
Minority interests		(48,456)	(32,234)	-	-
Net profit for the year		151,203	53,771	89,662	102,644
Earnings per share (basic and fully diluted)	33	18.88 cents	6.71 cents		

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2002

	Note	Share capital $'000	Share premium $'000	Capital reserve $'000	Exchange fluctuation reserve $'000	Retained profits $'000	Total $'000
The Group							
At 1 January 2001, as previously reported		400,511	945,032	148,721	62,410	2,353,672	3,910,346
Effect of adopting SAS 12		-	-	-	(2,147)	(207,153)	(209,300)
At 1 January 2001, restated		400,511	945,032	148,721	60,263	2,146,519	3,701,046
Exchange differences arising on consolidation of foreign subsidiaries		-	-	-	61,969	-	61,969
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities		-	-	-	620	-	620
Profit for the year (restated)		-	-	-	-	53,771	53,771
Dividends	37	-	-	-	-	(45,358)	(45,358)
At 31 December 2001		400,511	945,032	148,721	122,852	2,154,932	3,772,048
At 1 January 2002, as previously reported		400,511	945,032	148,721	124,999	2,349,957	3,969,220
Effect of adopting SAS 12		-	-	-	(2,147)	(195,025)	(197,172)
At 1 January 2002, restated		400,511	945,032	148,721	122,852	2,154,932	3,772,048
Exchange differences arising on consolidation of foreign subsidiaries		-	-	-	(2,699)	-	(2,699)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities		-	-	-	(5,733)	-	(5,733)
Change of interests in subsidiaries		-	-	(578)	515	(5,725)	(5,788)
Profit for the year		-	-	-	-	151,203	151,203
Dividends	37	-	-	-	-	(46,860)	(46,860)
At 31 December 2002		400,511	945,032	148,143	114,935	2,253,550	3,862,171

The accompanying notes form an integral part of these financial statements.

Statement of Changes in Equity

for the year ended 31 December 2002

	Note	Share capital $'000	Share premium $'000	Capital reserve $'000	Exchange fluctuation reserve $'000	Retained profits $'000	Total $'000
The Company							
At 1 January 2001		400,511	931,910	63,743	(705)	1,973,981	3,369,440
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities		-	-	-	450	-	450
Profit for the year		-	-	-	-	102,644	102,644
Dividends	37	-	-	-	-	(45,358)	(45,358)
At 31 December 2001		400,511	931,910	63,743	(255)	2,031,267	3,427,176
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities		-	-	-	(424)	-	(424)
Profit for the year		-	-	-	-	89,662	89,662
Dividends	37	-	-	-	-	(46,860)	(46,860)
At 31 December 2002		400,511	931,910	63,743	(679)	2,074,069	3,469,554

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2002

	2002 $'000	2001 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before taxation and minority interests	243,083	138,886
Adjustments for:		
Amortisation of deferred financial charges	7,359	5,265
Amortisation of intangible assets	14	332
Depreciation	209,267	200,702
Property, plant and equipment written off	64,412	24,826
(Profit)/Loss on sale of property, plant and equipment	(412)	399
Share of loss of associated companies	1,049	411
Share of profit of jointly controlled entities	(10,872)	(5,962)
Interest income	(39,686)	(50,049)
Finance costs	191,026	233,542
Dividend income	(3,105)	(7,356)
Allowance for diminution in value of investments (net)	28	5,013
Allowance for foreseeable losses on development properties (written back)/made (net)	(11,044)	51,144
Allowance for doubtful trade debts	2,206	319
Impairment losses for intangible assets	100	77
Impairment losses for property, plant and equipment	31,726	27,891
Operating profit before working capital changes	685,151	625,440
Changes in working capital		
Development properties	182,240	(407,738)
Stocks, trade and other receivables	55,940	60,070
Related corporations	(1,847)	426
Trade and other payables	(92,859)	7,035
Employee benefits	(7,056)	1,465
Increase/(Decrease) in working capital	136,418	(338,742)
Income tax paid	(67,496)	(172,430)
Net cash generated from operating activities carried forward	754,073	114,268

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2002

	2002 $'000	2001 $'000
Net cash generated from operating activities brought forward	754,073	114,268
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(110,303)	(252,757)
Proceeds from sale of property, plant and equipment	18,004	1,888
Increase in deferred financial charges	(9,381)	(6,609)
Increase in intangible assets	(104)	(379)
Decrease in investments	10,298	12,289
Decrease in investments in associated companies	-	4,639
Decrease/(Increase) in investments in jointly controlled entities	17,800	(5,607)
Interest received	39,686	50,049
Dividends received		
- investments	3,105	7,356
- jointly controlled entities	49,275	43,760
Net cash generated from/(used in) investing activities	18,380	(145,371)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital repayment to minority shareholders	(138,154)	(12,429)
Proceeds from issuance of bonds and notes	720,319	643,000
Repayment of bonds and notes	(786,400)	(482,448)
(Decrease)/Increase in long-term liabilities	(234,022)	114,731
(Decrease)/Increase in bank loans	(165,592)	64,978
Dividends paid	(46,860)	(45,358)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(209,838)	(258,769)
Net cash (used in)/generated from financing activities	(860,547)	23,705
Net decrease in cash and cash equivalents	(88,094)	(7,398)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(273)	20,188
Cash and cash equivalents at the beginning of the year	698,174	685,384
Cash and cash equivalents at the end of the year (Note 17)	609,807	698,174

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

31 December 2002

These notes form an integral part of the financial statements.

1. Domicile and Principal Activities

City Developments Limited (the "Company") is incorporated in the Republic of Singapore with its registered office at 36 Robinson Road, #04-01, City House, Singapore 068877.

The principal activities of the Company are those of a property developer and owner, investment holding and a hotel owner.

The principal activities of the subsidiaries are those of property developers and owners, club operator, investment in properties and in shares, property management, project management and consultancy services, hotel owners and operators, and providers of information technology and procurement services.

The consolidated financial statements for the year ended 31 December 2002 relate to the Company and its subsidiaries (referred to as the "Group") and the Group's interests in associated companies and jointly controlled entities.

The directors consider the immediate and ultimate holding company to be Hong Leong Investment Holdings Pte. Ltd., a company incorporated in the Republic of Singapore.

2. Summary of Significant Accounting Policies

(i) Basis of Preparation

The financial statements have been prepared in accordance with Singapore Statements of Accounting Standard ("SAS") (including Interpretations of Statements of Accounting Standard) promulgated by the Institute of Certified Public Accountants of Singapore and the applicable disclosure requirements of the Singapore Companies Act, Chapter 50.

The financial statements, expressed in Singapore dollars, are prepared on the historical cost basis.

2. Summary of Significant Accounting Policies (cont'd)

(ii) Basis of Consolidation

(a) Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Assets and liabilities of foreign subsidiaries are translated into Singapore dollars at the rates of exchange ruling at the balance sheet date whilst the results are translated into Singapore dollars at the average exchange rates for the year. Goodwill and fair value adjustments arising from the acquisition of foreign subsidiaries are translated into Singapore dollars at the rates of exchange prevailing at the date of transaction. Translation differences arising therefrom are taken directly to the exchange fluctuation reserve.

Fair values are assigned to the net identifiable assets, principally properties, owned by subsidiaries at the date of acquisition as determined by the directors based on independent professional valuers where appropriate. As the fair values assigned to the assets are represented by the costs incurred by the Group in acquiring these subsidiaries, which owned these properties, these fair values are accordingly reported as costs in the consolidated financial statements.

Exchange differences arising from the translation of inter-company balances which represent an extension of interests of the holding company in the subsidiaries are taken to the exchange fluctuation reserve.

(b) Associated Companies and Jointly Controlled Entities

Associated companies are companies in which the Group has significant influence, but not control, over the financial and operating policies.

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement.

The consolidated financial statements include the Group's share of the total recognised gains and losses of associated companies and jointly controlled entities on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group's share of losses exceeds the carrying amount of the associated company or jointly controlled entity, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associated company or jointly controlled entity.

The Group's share of the post-acquisition results of the associated companies or jointly controlled entities are included in the consolidated profit and loss account using either the most recent available audited financial statements or the unaudited financial statements of the associated companies or jointly controlled entities. Any difference between the unaudited financial statements and the audited financial statements obtained subsequently are adjusted for in the following financial year.

2. Summary of Significant Accounting Policies (cont'd)

(ii) Basis of Consolidation (cont'd)

(c) Transactions Eliminated on Consolidation

All significant intra-group transactions, balances and unrealised gains are eliminated on consolidation. Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Disposals

On disposal of a subsidiary, an associated company or a jointly controlled entity, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as a movement in the Group's reserves is included in the calculation of the profit or loss on disposal.

(iii) Property, Plant and Equipment

(a) Owned Assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(b) Subsequent Expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

For chinaware, glassware, linen, kitchen and bar utensils, subsequent replacements are charged to the profit and loss account.

(c) Disposals

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(d) Leased Assets

Leases in terms of which the Group assumes substantially all risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases is capitalised at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Capitalised leased assets are depreciated over the shorter of the economic useful life of the asset and the lease term.

2. Summary of Significant Accounting Policies (cont'd)

(iii) Property, Plant and Equipment (cont'd)

(e) Depreciation

No depreciation is provided on freehold and 999-year leasehold land and chinaware, glassware, linen and utensils. For freehold properties under development or, construction and renovations-in-progress, no depreciation is provided until these items are completed.

Depreciation is provided on a straight-line basis so as to write off their costs over their estimated useful lives as follows:

Building core	-	50 years, or lease term subject to a maximum of 50 years
Building surface, finishes and services	-	30 years, or lease term subject to a maximum of 30 years
Freehold and leasehold properties	-	50 years, or lease term subject to a maximum of 50 years
Furniture, fittings, plant and equipment and improvements	-	3 to 20 years
Motor vehicles	-	4 to 5 years

(iv) Intangible Assets

(a) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Goodwill is stated at cost less accumulated amortisation and impairment losses. In respect of associated companies and jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the investment in the associated companies or jointly controlled entities. Goodwill is amortised from the date of initial recognition over its estimated useful life of not more than 20 years.

Goodwill on the acquisition of subsidiaries, associated companies and jointly controlled entities that occurred prior to 1 January 2001 were written off against reserves and has not been retrospectively capitalised and amortised.

(b) Negative Goodwill

Negative goodwill arising on acquisition represents the excess of the fair value of the identifiable net assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account.

In respect of associated companies and jointly controlled entities, the carrying amount of negative goodwill is included in the carrying amount of the investment in the associated company or jointly controlled entity. The carrying amount of any other negative goodwill is deducted from the carrying amount of intangible assets.

2. Summary of Significant Accounting Policies (cont'd)

(iv) Intangible Assets (cont'd)

(c) Other Intangible Assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses.

(d) Subsequent Expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

(e) Amortisation

Amortisation is charged to the profit and loss account on a straight-line basis over the estimated useful lives of intangible assets. Goodwill is amortised from the date of initial recognition over a period of not more than 20 years.

(v) Subsidiaries

Investments in subsidiaries in the Company's balance sheet are stated at cost less impairment losses.

(vi) Associated Companies and Jointly Controlled Entities

Investments in associated companies and jointly controlled entities are stated at cost less impairment losses.

The results of the jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable, provided the Company's right to receive the dividend has been established before the balance sheet date.

(vii) Financial Assets

Debt and equity securities held for the long-term are stated at cost less allowance for diminution in value which, in the opinion of the directors, are other than temporary.

Debt and equity securities held for the short-term are stated at lower of cost and market value, on an item-by-item basis. Any increases or decreases in carrying amount are included in the profit and loss account.

Profits or losses on the disposal of financial assets are determined as the difference between the net disposal proceeds and the carrying amount of the financial assets and are accounted for in the profit and loss account when they arise.

2. Summary of Significant Accounting Policies (cont'd)

(viii) Deferred Financial Charges

Deferred financial charges comprise:

- discount and related expenses associated with the issue of notes and bonds, which are amortised over the repayment period.
- expenses incurred in obtaining bank facilities, which are amortised over the period for which the facility is granted.

(ix) Development Properties

Development properties are stated at the lower of cost plus, where appropriate, a portion of attributable profit, and estimated net realisable value, net of progress billings. The cost of development properties includes interest and other related expenditure which are capitalised as and when activities that are necessary to get the assets ready for their intended use are in progress.

Joint development properties are properties which are jointly developed by the Company together with related corporations and/or other parties. These developments are either managed by the Company or the other participants. Where the developments are managed by the Company, the interests of the other participants in the joint development properties are stated net of contributions from the other participants. Joint development properties managed by other parties are stated at the Company's share of attributable profit less surplus funds received or receivable from the developments.

Borrowing costs that are directly attributable to the acquisition or construction are capitalised as part of cost of development property, commencing from the time these costs are being incurred until the completion of development.

(x) Consumable Stocks

Consumable stocks comprise principally food and beverage and other hotel related consumable stocks. Stocks are valued at the lower of cost and net realisable value. Cost is determined on a first-in, first-out basis.

(xi) Trade and Other Receivables

Trade and other receivables are stated at cost less allowance for doubtful receivables.

(xii) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and fixed deposits. For the purpose of the consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

2. Summary of Significant Accounting Policies (cont'd)

(xiii) Impairment

The carrying amounts of the Group's assets, other than consumable stocks, development properties and financial assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit and loss account.

(a) Calculation of Recoverable Amount

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(b) Reversal of Impairment Loss

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment are recognised in the profit and loss account.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

(xiv) Trade and Other Payables

Trade and other payables are stated at cost.

(xv) Interest-Bearing Loans and Other Borrowings

Interest-bearing loans and other borrowings are stated at cost.

(xvi) Finance Leases

A finance lease is one which is non-cancellable and the lease term of which is for the major part of the useful life of the leased asset or where the present value of the minimum lease payments (including residual value) represents a substantial portion of the fair value of the leased asset. The amount capitalised is equal to the fair value of the leased asset at the inception of the lease.

Assets acquired under finance leases are depreciated on the straight-line basis over their estimated useful lives as set out in note 2 (iii) (e) above. The finance charge is taken to the profit and loss account when incurred.

2. Summary of Significant Accounting Policies (cont'd)

(xvii) Employee Benefits

(a) Defined Contribution Plans

Contributions to defined contribution plans are recognised as an expense in the profit and loss account when incurred.

(b) Defined Benefit Plans

The Group's net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any planned assets is deducted. The calculation is performed by a qualified actuary every three years using the projected unit credit method; in the intervening years, the calculation is updated based on information received from the actuary.

When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the profit and loss account.

In calculating the Group's obligation in respect of a plan, any actuarial gain or loss is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the plan.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(c) Short-term Compensated Absences

Short-term compensated absences are recognised when the employees render services that increase their entitlement to future compensated absences.

(xviii) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

2. Summary of Significant Accounting Policies (cont'd)

(xix) Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are declared.

(xx) Related Parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(xxi) Revenue Recognition

(a) Sale of Properties

The Group recognises profits on property development projects using the percentage of completion method. The percentage of completion is measured by reference to the percentage of costs incurred to date to the estimated total costs for each contract. Profits are recognised only in respect of finalised sales agreements and to the extent that such profits relate to the progress of the construction work.

(b) Rental and Interest Income

Rental and interest income are recognised on an accrual basis.

(c) Hotel Income

Revenue from hotel operations is recognised on an accrual basis, upon rendering of the relevant services.

(d) Dividends

Dividend income is recognised in the profit and loss account when the shareholder's right to receive payment is established.

(xxii) Finance Costs

Interest expense are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(xxiii) Foreign Currencies

Monetary assets and liabilities in foreign currencies, except for foreign currency assets and liabilities hedged by forward exchange contracts, are translated into Singapore dollars at rates of exchange approximate those ruling at the balance sheet date. Foreign currency assets and liabilities hedged by forward exchange contracts are translated at the contracted foreign exchange rates. Transactions in foreign currencies are translated at rates ruling on transaction dates.

2. Summary of Significant Accounting Policies (cont'd)

(xxiii) Foreign Currencies (cont'd)

Where foreign currency loans provide an effective hedge against the net investment in foreign subsidiaries, associated companies and jointly controlled entities, exchange differences arising on the loans are recognised directly in equity until disposal of the investments.

Where monetary items in substance form part of the Group's net investment in the foreign subsidiaries, associated companies and jointly controlled entities, exchange differences arising on such monetary items are recognised directly in equity until disposal of the investments.

Other translation differences are included in the profit and loss account.

(xxiv) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group comprises three principal business segments, namely hotel operations, property development and rental of properties. These segments operate in three principal geographical areas, namely, East and South East Asia, North America and Europe, and Australia and New Zealand.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location where the services are rendered and the products are sold. Segment assets are based on the geographical location of the assets.

2. Summary of Significant Accounting Policies (cont'd)

(xxv) Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and the initial recognition of assets and liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

3. **Property, Plant and Equipment**

	Note	Freehold land and buildings $'000	Leasehold land and buildings $'000	Freehold properties $'000
The Group				
Cost				
Balance at beginning of the year		4,413,159	1,795,298	472,097
Additions		6,442	6,754	3,856
Change of interests in subsidiaries		(72,965)	-	-
Disposals		(1,643)	(506)	(6,584)
Written off during the year		(52,063)	(4,593)	(330)
Reclassifications		(1,398)	-	-
Exchange differences on translation		(18,816)	6,185	147
Balance at end of the year		4,272,716	1,803,138	469,186
Accumulated depreciation and impairment losses				
Balance at beginning of the year		337,684	188,126	89,896
Charge for the year	31	51,044	26,984	6,824
Disposals		(315)	(158)	-
Impairment losses		965	18,223	-
Written off during the year		(272)	-	-
Reclassifications		(5,786)	-	-
Exchange differences on translation		5,121	4,888	71
Balance at end of the year		388,441	238,063	96,791
Depreciation charge for 2001		57,407	18,832	7,293
Carrying amount				
At 31 December 2002		3,884,275	1,565,075	372,395
At 31 December 2001		4,075,475	1,607,172	382,201

Notes to the Financial Statements

31 December 2002

Leasehold properties	Freehold properties under development	Furniture, fittings, plant and equipment and improvements	Motor vehicles	Chinaware, glassware, linen and utensils	Construction and renovation-in-progress	Total
$'000	$'000	$'000	$'000	$'000	$'000	$'000
1,047,092	124,869	1,150,163	9,170	43,595	19,591	9,075,034
48	9,797	56,336	867	2,121	25,450	111,671
-	-	-	-	-	-	(72,965)
(10,699)	-	(3,203)	(2,413)	(144)	-	(25,192)
-	-	(30,232)	-	(57)	-	(87,275)
-	-	13,603	(7)	-	(12,198)	-
50	-	12,076	(30)	(684)	(6,404)	(7,476)
1,036,491	134,666	1,198,743	7,587	44,831	26,439	8,993,797
183,115	-	568,656	6,111	-	-	1,373,588
18,591	-	104,990	834	-	-	209,267
(2,394)	-	(2,777)	(1,956)	-	-	(7,600)
12,538	-	-	-	-	-	31,726
-	-	(22,591)	-	-	-	(22,863)
5,786	-	2	(2)	-	-	-
(12)	-	2,626	(20)	-	-	12,674
217,624	-	650,906	4,967	-	-	1,596,792
17,864	-	98,207	1,099	-	-	200,702
818,867	134,666	547,837	2,620	44,831	26,439	7,397,005
863,977	124,869	581,507	3,059	43,595	19,591	7,701,446

Notes to the Financial Statements
31 December 2002

3. Property, Plant and Equipment (cont'd)

	Note	Freehold land and buildings $'000	Leasehold land and buildings $'000
The Company			
Cost			
Balance at beginning of the year		478,678	96,163
Additions		350	-
Written off during the year		(9,656)	-
Disposals		-	-
Balance at end of the year		469,372	96,163
Accumulated depreciation			
Balance at beginning of the year		23,687	6,756
Charge for the year	31	6,037	1,702
Written off during the year		-	-
Disposals		-	-
Balance at end of the year		29,724	8,458
Depreciation charge for 2001		6,995	1,702
Carrying amount			
At 31 December 2002		439,648	87,705
At 31 December 2001		454,991	89,407

Notes to the Financial Statements
31 December 2002

Freehold properties	Leasehold properties	Freehold properties under development	Furniture, fittings, plant and equipment and improvements	Motor vehicles	Total
$'000	$'000	$'000	$'000	$'000	$'000
11,551	8,359	100,670	37,921	3,347	736,689
-	-	9,434	1,361	27	11,172
(330)	-	-	(222)	-	(10,208)
-	-	-	-	(605)	(605)
11,221	8,359	110,104	39,060	2,769	737,048
2,420	1,917	-	16,345	2,368	53,493
180	167	-	5,379	228	13,693
-	-	-	(153)	-	(153)
-	-	-	-	(438)	(438)
2,600	2,084	-	21,571	2,158	66,595
248	167	-	5,079	292	14,483
8,621	6,275	110,104	17,489	611	670,453
9,131	6,442	100,670	21,576	979	683,196

3. Property, Plant and Equipment (cont'd)

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
During the year, interest capitalised as cost of property, plant and equipment amounted to	1,368	2,209	975	1,125

Property, plant and equipment with the following net book values were acquired under finance lease arrangements:

	The Group	
	2002	2001
	$'000	$'000
Freehold buildings	40,720	34,966
Plant and machinery	229	432
	40,949	35,398

4. Subsidiaries

	The Company	
	2002	2001
	$'000	$'000
(a) Investments in subsidiaries		
Unquoted shares, at cost	2,155,306	2,154,306
Less:		
Allowance for impairment losses	(29,500)	(29,500)
	2,125,806	2,124,806
(b) Balances with subsidiaries		
(i) Amounts owing by subsidiaries		
- trade, interest free	895	1,293
- non-trade, interest free	121,129	158,586
- non-trade, interest bearing	292,359	378,268
- dividend receivable (net)	-	93
	414,383	538,240
Less:		
Allowance for doubtful receivables		
Balance at beginning of the year	-	-
Allowance made during the year	20,700	-
Balance at end of the year	20,700	-
	393,683	538,240

4. Subsidiaries (cont'd)

	Note	The Company 2002 $'000	The Company 2001 $'000
(b) Balances with subsidiaries (cont'd)			
(i) Amounts owing by subsidiaries (cont'd)			
Receivable within 12 months	12	356,876	522,317
Receivable after 12 months	10	36,807	15,923
		393,683	538,240
(ii) Amounts owing to subsidiaries			
- trade, interest free		2,919	2,614
- non-trade, interest free		126,656	81,622
- non-trade, interest bearing		311,272	297,715
- prepayment account		2,136	2,136
		442,983	384,087
Repayable within 12 months	18	442,983	384,087

The amounts owing by and to subsidiaries are unsecured. In respect of interest-bearing accounts, interest at 0.49% to 3.99% (2001: 0.49% to 5.00%) per annum was charged.

The prepayment received from a subsidiary of $2,136,000 (2001: $2,136,000) represents money paid in advance for the construction costs of the hotel extension of a subsidiary.

Further details regarding subsidiaries are set out in note 43.

5. Associated Companies

	The Group 2002 $'000	The Group 2001 $'000
(a) Investments in associated companies		
Unquoted shares, at cost	25,776	27,970
Share of post-acquisition profit and reserves	1,875	3,062
	27,651	31,032

5. Associated Companies (cont'd)

	Note	The Group 2002 $'000	The Group 2001 $'000
(b) Balances with associated companies			
Amounts owing by associated companies			
- trade, interest free		1,925	22
- trade, interest bearing		1,871	3,889
- non-trade, interest free		1,924	134
- non-trade, interest bearing		6,691	561
		12,411	4,606
Receivable within 12 months	12	9,911	1,811
Receivable after 12 months	10	2,500	2,795
		12,411	4,606

In respect of interest-bearing accounts, interest at 3.1% to 10.0% (2001: 5.0% to 10.0%) per annum was charged.

Further details regarding associated companies are set out in note 44.

6. Jointly Controlled Entities

	The Group 2002 $'000	The Group 2001 $'000	The Company 2002 $'000	The Company 2001 $'000
(a) Investments in jointly controlled entities				
Unquoted shares, at cost	189,707	207,507	64,885	64,885
Share of post-acquisition profit and reserves	(30,461)	8,518	-	-
	159,246	216,025	64,885	64,885
Less:				
Allowance for impairment losses	-	-	(1,500)	(1,500)
	159,246	216,025	63,385	63,385

6. Jointly Controlled Entities (cont'd)

	Note	The Group 2002	The Group 2001	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
(b) Balances with jointly controlled entities					
(i) Amounts owing by jointly controlled entities					
- trade, interest free		2,357	1,266	983	161
- non-trade, interest bearing		428,775	400,866	287,586	327,192
- non-trade, interest free		92,352	126,381	-	-
		523,484	528,513	288,569	327,353
Receivable within 12 months	12	410,746	408,754	288,569	327,353
Receivable after 12 months	10	112,738	119,759	-	-
		523,484	528,513	288,569	327,353
(ii) Amounts owing to jointly controlled entities					
- trade, interest free		16	-	-	-
- non-trade, interest bearing		63,338	62,471	63,338	62,471
- non-trade, interest free		13,791	13,878	10,333	10,387
		77,145	76,349	73,671	72,858
Repayable within 12 months	18	77,145	76,349	73,671	72,858

In respect of interest-bearing accounts, interest at 0.6% to 7.4% (2001: 0.6% to 10.0%) per annum was charged.

Further details regarding jointly controlled entities are set out in note 45.

6. *Jointly Controlled Entities (cont'd)*

(c) The Group's share of the jointly controlled entities' results, assets and liabilities is as follows:

	2002	2001
	$'000	$'000
Results		
Revenue	314,817	369,574
Cost of sales and other expenses	(303,945)	(363,612)
Profit before taxation	10,872	5,962
Taxation	(10,092)	(13,901)
Profit/(Loss) after taxation	780	(7,939)
Assets and liabilities		
Non-current assets	920,898	1,047,851
Current assets	775,951	636,112
Current liabilities	(368,428)	(514,654)
Non-current liabilities	(1,169,175)	(953,284)
Net assets	159,246	216,025

The Group's share of the capital commitments of the jointly controlled entities is $6,405,000 (2001: $24,253,000).

7. Financial Assets

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
(a) Non-Current Financial Assets				
Unquoted investments, at cost				
Equity				
- Fellow subsidiaries	3,363	3,363	3,290	3,290
- Non-related companies	9,743	9,923	1,340	1,340
	13,106	13,286	4,630	4,630
Others				
- Non-related companies	1,995	2,479	-	-
Balance carried forward	15,101	15,765	4,630	4,630

7. Financial Assets (cont'd)

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
(a) Non-Current Financial Assets (cont'd)				
Balance brought forward	15,101	15,765	4,630	4,630
Less:				
Allowance for diminution in value of investments				
Balance at beginning of the year	9,647	7,532	-	-
Allowance (written back)/made during the year	(152)	2,115	-	-
Exchange differences on translation	(212)	-	-	-
Balance at end of the year	9,283	9,647	-	-
	5,818	6,118	4,630	4,630
Quoted investments, at cost				
Equity				
- Fellow subsidiaries	15,329	15,338	12,195	12,195
- Non-related companies	954	-	-	-
Others				
- Non-related companies	-	1,357	-	-
	16,283	16,695	12,195	12,195
Less:				
Allowance for diminution in value of investments				
Balance at beginning of the year	243	244	-	-
Allowance utilised during the year	(243)	-	-	-
Exchange differences on translation	-	(1)	-	-
Balance at end of the year	-	243	-	-
	16,283	16,452	12,195	12,195
	22,101	22,570	16,825	16,825
Market value of quoted investments				
Equity				
- Fellow subsidiaries	21,505	20,555	18,312	17,530
- Non-related companies	1,346	-	-	-
Others				
- Non-related companies	-	1,242	-	-
	22,851	21,797	18,312	17,530

Notes to the Financial Statements
31 December 2002

7. Financial Assets (cont'd)

(b) Current Financial Assets

	The Group	
	2002	2001
	$'000	$'000
Quoted investments, at cost		
Equity		
- Non-related companies	31,146	32,292
Unquoted investments, at cost		
Others		
- Non-related companies	12,383	20,936
	43,529	53,228
Less:		
Allowance for diminution in value of investments		
Balance at beginning of the year	23,975	21,742
Allowance made during the year	180	2,898
Allowance utilised during the year	(234)	(1,501)
Exchange differences on translation	(920)	836
Balance at end of the year	23,001	23,975
	20,528	29,253
Market value of quoted investments		
Equity		
- Non-related companies	14,056	14,113

8. Deferred Financial Charges

	The Group	The Company
	$'000	$'000
Cost		
Balance at beginning of the year	32,044	2,540
Additions	9,381	277
Reclassification from other assets	192	-
Written off during the year	(11,785)	(2,138)
Exchange differences on translation	427	-
Balance at end of the year carried forward	30,259	679

8. Deferred Financial Charges (cont'd)

	The Group $'000	The Company $'000
Balance at end of the year brought forward	30,259	679
Less:		
Accumulated amortisation		
Balance at beginning of the year	15,175	2,041
Charge for the year	7,359	386
Reclassification from other assets	11	-
Written off during the year	(11,785)	(2,138)
Exchange differences on translation	215	-
Balance at end of the year	10,975	289
Amortisation charge for 2001	5,265	627
Carrying amount		
At 31 December 2002	19,284	390
At 31 December 2001	16,869	499

9. Intangible Assets

	The Group $'000
Cost	
Balance at beginning of the year	376
Additions	104
Exchange differences on translation	(18)
Balance at end of the year	462
Less:	
Accumulated amortisation and impairment losses	
Balance at beginning of the year	99
Charge for the year	14
Impairment losses	100
Exchange differences on translation	(4)
Balance at end of the year	209
Amortisation charge for 2001	332
Carrying amount	
At 31 December 2002	253
At 31 December 2001	277

Intangible assets of the Group comprise mainly trademarks.

10. Other Non-Current Assets

	Note	The Group 2002	The Group 2001	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
Amounts owing by:					
- subsidiaries	4	-	-	36,807	15,923
- associated companies	5	2,500	2,795	-	-
- jointly controlled entities	6	112,738	119,759	-	-
		115,238	122,554	36,807	15,923

11. Development Properties

	The Group 2002	The Group 2001	The Company 2002	The Company 2001
	$'000	$'000	$'000	$'000
(a) Properties in the course of development, at cost				
Land and other related costs	1,034,801	1,054,593	910,843	982,498
Development costs	77,668	96,398	66,469	96,325
Interest, property tax and others	58,706	51,941	49,959	48,892
	1,171,175	1,202,932	1,027,271	1,127,715
Add: Attributable profit	16,472	121,521	10,756	121,521
	1,187,647	1,324,453	1,038,027	1,249,236
Less: Progress payments received and receivable	(185,027)	(195,689)	(114,431)	(187,047)
	1,002,620	1,128,764	923,596	1,062,189
(b) Joint development properties, at cost				
Land and other related costs	628,996	617,864	628,996	617,864
Development costs	73,119	23,397	74,770	23,979
Interest, property tax and others	38,006	16,653	38,006	16,653
	740,121	657,914	741,772	658,496
Add: Attributable profit	53,310	7,050	53,310	7,050
	793,431	664,964	795,082	665,546
Less: Progress payments received and receivable	(130,784)	(51,143)	(130,784)	(51,143)
	662,647	613,821	664,298	614,403
Less: Contributions from other participants	(107,913)	(91,222)	(107,913)	(91,222)
	554,734	522,599	556,385	523,181
Balance carried forward	1,557,354	1,651,363	1,479,981	1,585,370

11. Development Properties (cont'd)

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Balance brought forward	1,557,354	1,651,363	1,479,981	1,585,370
(c) Joint development properties, which the Group participates through contributions				
Share of attributable profit	215,168	213,753	215,168	213,753
Return of surplus funds	(208,627)	(207,517)	(208,627)	(207,517)
	6,541	6,236	6,541	6,236
(d) Properties for development and resale representing mainly land	368,486	359,771	214,154	211,831
(e) Completed units	367,333	460,649	117,245	94,272
	2,299,714	2,478,019	1,817,921	1,897,709
Less: Allowance for foreseeable losses				
Balance at beginning of the year	141,005	92,089	44,834	10,000
Allowance (written back)/made during the year (net)	(11,044)	51,144	(7,264)	34,834
Allowance utilised during the year	(11,261)	(2,228)	-	-
Share of allowance for foreseeable losses made by joint venture partners	2,730	-	2,730	-
Balance at end of the year	121,430	141,005	40,300	44,834
Total development properties	2,178,284	2,337,014	1,777,621	1,852,875
(f) During the year, interest capitalised (net of interest income) as cost of development properties amounted to	17,315	22,727	15,961	19,259

11. Development Properties (cont'd)

(g) Details of joint ventures, managed by other parties, in which the Group participates through contributions are as follows:

	The Group and The Company	
	2002	2001
	$'000	$'000
Joint development properties		
- Land	9,000	9,000
- Development costs	8,772	8,648
- Interest, property tax and others	2,759	2,580
	20,531	20,228
Other assets (principally cash and receivables)	1,331	1,551
Less: Other liabilities	(9,708)	(10,224)
	12,154	11,555
Represented by amounts owing to:		
- The Company	6,541	6,236
- Other joint venture partners	5,613	5,319
	12,154	11,555

12. Trade and Other Receivables

	Note	The Group		The Company	
		2002	2001	2002	2001
		$'000	$'000	$'000	$'000
Trade debtors	13	111,344	151,817	5,875	11,532
Accrued receivables	14	32,814	51,926	19,204	41,469
Other debtors, deposits and prepayments	15	128,638	124,375	9,480	7,179
Amounts owing by:					
- subsidiaries	4	-	-	356,876	522,317
- associated companies	5	9,911	1,811	-	-
- jointly controlled entities	6	410,746	408,754	288,569	327,353
- fellow subsidiaries	16	8,143	10,041	7,447	9,413
		701,596	748,724	687,451	919,263

13. Trade Debtors

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Trade debtors	119,158	159,126	5,969	11,883
Less:				
Allowance for doubtful debts				
Balance at beginning of the year	7,309	7,919	351	304
Allowance made during the year	2,206	319	50	67
Bad debts written off against allowance	(1,635)	(1,270)	(307)	(20)
Exchange differences on translation	(66)	341	-	-
Balance at end of the year	7,814	7,309	94	351
	111,344	151,817	5,875	11,532

14. Accrued Receivables

Accrued receivables represent mainly the remaining balances of sales consideration to be billed. In accordance with the Group's accounting policy, income is recognised on the progress of the construction work. Upon receipt of the Temporary Occupation Permit, the balance of sales consideration to be billed is included as accrued receivables.

15. Other Debtors, Deposits and Prepayments

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Deposits for purchase of properties	3,050	12,700	-	-
Other debtors (principally prepayments, interest receivable, other deposits and recoverables)	125,588	111,675	9,480	7,179
	128,638	124,375	9,480	7,179

16. Amounts Owing by and to Fellow Subsidiaries

	Note	The Group 2002	The Group 2001	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
Amounts owing by fellow subsidiaries					
- trade		1,667	876	978	263
- non-trade		6,476	9,165	6,469	9,150
		8,143	10,041	7,447	9,413
Receivable within 12 months	12	8,143	10,041	7,447	9,413
Amounts owing to fellow subsidiaries					
- trade		542	543	299	299
- non-trade		253	1,969	-	16
		795	2,512	299	315
Repayable within 12 months	18	795	2,512	299	315

Fellow subsidiaries are subsidiaries of the immediate holding company which are subject to common control. The amounts owing by and to fellow subsidiaries are interest free and unsecured.

17. Cash and Cash Equivalents

	The Group 2002	The Group 2001	The Company 2002	The Company 2001
	$'000	$'000	$'000	$'000
Amounts held under the "Project Account (Amendment) Rules - 1997" withdrawals from which are restricted to payments for expenditure incurred on projects	39,581	32,970	33,169	29,285
Fixed deposits placed with financial institutions which are:				
- fellow subsidiaries	15,906	134,169	-	122,087
- others	366,962	377,128	149,242	147,143
	382,868	511,297	149,242	269,230
Cash at banks and in hand	192,338	157,513	8,905	3,687
Balance carried forward	614,787	701,780	191,316	302,202

17. Cash and Cash Equivalents (cont'd)

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Balance brought forward	614,787	701,780	191,316	302,202
Bank overdrafts				
- secured	(3,356)	(1,886)	-	-
- unsecured	(1,624)	(1,720)	-	-
	(4,980)	(3,606)	-	-
Cash and cash equivalents in the consolidated statement of cash flows	609,807	698,174	191,316	302,202

The secured bank overdrafts are secured principally against the hotel properties of the subsidiaries.

18. Trade and Other Payables

		The Group		The Company	
	Note	2002	2001	2002	2001
		$'000	$'000	$'000	$'000
Trade creditors		105,201	70,335	7,241	7,062
Retention sums payable		22,421	29,114	16,123	18,185
Accruals		313,572	368,397	91,685	142,745
Other creditors (principally for construction costs, purchase of property, plant and equipment and other taxes payable)		109,584	174,361	748	828
Rental and other deposits		66,867	66,324	6,591	6,401
Amounts owing to:					
- subsidiaries	4	-	-	442,983	384,087
- jointly controlled entities	6	77,145	76,349	73,671	72,858
- fellow subsidiaries	16	795	2,512	299	315
		695,585	787,392	639,341	632,481

19. Bank Loans

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Bank loans				
- secured	1,749	-	-	-
- unsecured	106,882	274,223	102,681	235,799
	108,631	274,223	102,681	235,799

Interest is charged at 0.42% to 6.75% (2001: 0.42% to 7.25%) per annum. The secured bank loans are secured by a charge over the hotel properties of a subsidiary.

20. Long-Term Liabilities

	Note	The Group 2002	The Group 2001	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
Term loans	21	3,163,699	3,376,961	715,199	868,698
Finance lease creditors	22	50,725	52,692	-	-
Other long-term liabilities	23	29,216	48,009	-	-
		3,243,640	3,477,662	715,199	868,698
Repayable within 12 months		475,581	171,660	200,000	-
Repayable after 12 months	25	2,768,059	3,306,002	515,199	868,698
		3,243,640	3,477,662	715,199	868,698

21. Term Loans

	Note	The Group 2002	The Group 2001	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
Secured		2,302,263	2,459,804	-	-
Unsecured		861,436	917,157	715,199	868,698
		3,163,699	3,376,961	715,199	868,698
Repayable within 12 months		437,771	145,498	200,000	-
Repayable after 12 months	25	2,725,928	3,231,463	515,199	868,698
		3,163,699	3,376,961	715,199	868,698

(a) Secured term loans

	The Group 2002	The Group 2001	The Company 2002	The Company 2001
Repayable within 12 months	149,640	116,538	-	-
Repayable after 12 months	2,152,623	2,343,266	-	-
	2,302,263	2,459,804	-	-

The above term loans are generally secured by:

- mortgages on the borrowing subsidiaries' land and buildings, properties under development, development properties for sale and/or hotel properties; and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties.

The secured term loans bear interest at rates ranging from 1.47% to 8.13% (2001: 1.64% to 8.25%) per annum.

	The Group 2002	The Group 2001	The Company 2002	The Company 2001
	$'000	$'000	$'000	$'000
(b) Unsecured term loans				
Repayable within 12 months	288,131	28,960	200,000	-
Repayable after 12 months	573,305	888,197	515,199	868,698
	861,436	917,157	715,199	868,698

The unsecured term loans bear interest at rates ranging from 1.00% to 3.31% (2001: 1.41% to 6.19%) per annum.

Notes to the Financial Statements
31 December 2002

22. Finance Lease Creditors

At balance sheet date, the Group had obligations under finance leases that are repayable as follows:

	2002			2001		
	Payments	Interest	Principal	Payments	Interest	Principal
The Group	$'000	$'000	$'000	$'000	$'000	$'000
Within 1 year	33,027	-	33,027	4,617	-	4,617
After 1 year but within 5 years	17,698	-	17,698	42,987	-	42,987
After 5 years	-	-	-	5,088	-	5,088
	50,725	-	50,725	52,692	-	52,692

Under the terms of the lease agreements, no contingent rents are payable.

The finance lease creditors are repayable by monthly instalments of varying amounts. The finance charge is taken to the profit and loss account when incurred.

23. Other Long-Term Liabilities

	Note	The Group 2002	The Group 2001
		$'000	$'000
Advances from minority shareholders of certain subsidiaries. These are unsecured and interest of 1.5% to 5.0% (2001: 1.5% to 5.0%) per annum was charged		2,420	18,382
Deferred real estate tax repayable in 10 equal annual instalments commencing in July 1999		16,672	19,659
Miscellaneous (principally deposits received and payables, not expected to be refunded or paid within the next 12 months)		10,124	9,968
		29,216	48,009
Repayable within 12 months		4,783	21,545
Repayable after 12 months	25	24,433	26,464
		29,216	48,009

24. Bonds and Notes

	Note	The Group 2002	The Group 2001	The Company 2002	The Company 2001
		$'000	$'000	$'000	$'000
Secured		609,968	611,400	-	-
Unsecured		883,351	948,000	570,000	723,000
		1,493,319	1,559,400	570,000	723,000
Repayable within 12 months		190,351	541,400	147,000	400,000
Repayable after 12 months	25	1,302,968	1,018,000	423,000	323,000
		1,493,319	1,559,400	570,000	723,000

(a) Secured Bonds and Notes

	The Group 2002	The Group 2001	The Company 2002	The Company 2001
Repayable within 12 months	-	141,400	-	-
Repayable after 12 months	609,968	470,000	-	-
	609,968	611,400	-	-

These comprise:

(i) KRW96 billion (approximately $140 million) non-guaranteed secured notes ("Notes") issued by a subsidiary carrying interest rate at 5.9% per annum during the year are redeemable at their principal amounts in November 2005.

These Notes are secured by a mortgage on the land and hotel building of a subsidiary and an assignment of insurance proceeds in respect of insurance over the said property.

(ii) $470 million medium term notes ("MTNs") which comprise 4 series of notes issued by a subsidiary at various interest rates as part of a $550 million secured MTN programme established in 2001. The MTNs bear interest ranging from 3.38% to 4.815% (2001: 3.38% to 4.815%) per annum and are secured by a mortgage over the commercial building and the land jointly owned by two subsidiaries, as well as rental and insurance proceeds to be derived from the said properties. Unless previously redeemed or purchased and cancelled, the MTNs are redeemable at their principal amounts on their respective maturity dates from May 2004 to June 2006.

24. Bonds and Notes (cont'd)

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
(b) Unsecured Bonds and Notes				
Repayable within 12 months	190,351	400,000	147,000	400,000
Repayable after 12 months	693,000	548,000	423,000	323,000
	883,351	948,000	570,000	723,000

These comprise:

(i) $570 million MTNs which comprise 17 series of notes issued by the Company at various interest rates as part of a $700 million MTN programme established in 1999. The MTNs bear interest ranging from 1.9% to 5.5% (2001: 2.7% to 5.5%) per annum. Unless previously redeemed or purchased and cancelled, the MTNs are redeemable at their principal amounts on their respective dates from January 2003 to June 2010;

(ii) $60 million bonds issued by a subsidiary bearing interest at 5.275% per annum. Unless previously purchased and cancelled, the bonds will be redeemed at 100% of their principal amounts on 13 July 2005; and

(iii) $253.35 million MTNs which comprise 2 series of notes issued by a subsidiary as part of a $1 billion unsecured MTN programme established in 2002 carrying interest rates from 2.18% to 2.88% per annum. Unless previously redeemed or purchased and cancelled, the MTNs are redeemable at their principal amounts on their respective dates from September 2003 to July 2005.

25. Interest-Bearing Loans and Other Borrowings

	Note	The Group		The Company	
		2002	2001	2002	2001
		$'000	$'000	$'000	$'000
Term loans					
- repayable after 12 months	21	2,725,928	3,231,463	515,199	868,698
Finance lease creditors					
- repayable after 12 months	22	17,698	48,075	-	-
Other long-term liabilities	23	24,433	26,464	-	-
	20	2,768,059	3,306,002	515,199	868,698
Bonds and notes					
- repayable after 12 months	24	1,302,968	1,018,000	423,000	323,000
		4,071,027	4,324,002	938,199	1,191,698

26. Employee Benefits

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Present value of unfunded obligations	20,206	26,659	-	-
Present value of funded obligations	57,331	39,803	-	-
Fair value of plan assets	(45,339)	(47,115)	-	-
Present value of net obligations	32,198	19,347	-	-
Unrecognised actuarial (losses)/gains	(17,901)	1,016	-	-
Liability for defined benefit obligations	14,297	20,363	-	-
Liability for short-term accumulating compensated absences	12,318	13,307	1,519	1,493
Liability for long service leave	214	32	-	-
	26,829	33,702	1,519	1,493
Current	15,045	13,567	1,519	1,493
Non-current	11,784	20,135	-	-
	26,829	33,702	1,519	1,493

	The Group	
	2002	2001
	$'000	$'000
Movements in liability for defined benefit obligations		
Balance at beginning of the year	20,363	19,568
Contributions received	(228)	(2,896)
Expense recognised during the year	12,146	8,095
Payments during the year	(9,711)	(2,580)
Deposits placed with insurance companies	(9,078)	(2,862)
Contributions to a statutory pension fund	317	251
Exchange differences on translation	488	787
Balance at end of the year	14,297	20,363
Expense recognised in the profit and loss account		
Current service costs	7,321	5,945
Interest on obligation	7,115	1,869
Expected return on plan assets	(6,052)	(111)
Actuarial losses	3,547	392
Amortisation of past service costs	215	-
	12,146	8,095

26. Employee Benefits (cont'd)

The expense is recognised in the following line items in the profit and loss account:

	The Group	
	2002	2001
	$'000	$'000
Cost of sales	4,822	4,657
Administrative expenses	6,740	2,972
Other operating expenses	584	466
	12,146	8,095

Principal actuarial assumptions

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2002	2001
	%	%
Discount rate at 31 December	3.75 – 7.06	6.00 – 7.06
Expected return on plan assets at 31 December	3.75 – 6.00	9.00
Future salary increases	3.75 – 7.06	4.00 – 7.50
Future pension increases	2.50	4.50 – 5.00

Past service cost and net actuarial results are amortised over the estimated service life of the employees under plan benefits.

27. Provisions

	The Group
	$'000
Balance at beginning of the year	9,879
Additions during the year	1,189
Provisions utilised during the year	(1,257)
Exchange differences on translation	524
Balance at end of the year	10,335

Provisions of the Group as at 31 December 2002 relate mainly to onerous contracts.

28. Share Capital

	The Company			
	2002		2001	
	Number of shares	$'000	Number of shares	$'000
Authorised:				
Ordinary shares of $0.50 each	4,000,000,000	2,000,000	4,000,000,000	2,000,000
Issued and fully paid:				
Ordinary shares of $0.50 each	801,021,724	400,511	801,021,724	400,511

29. Reserves

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Share premium	945,032	945,032	931,910	931,910
Capital reserve	148,143	148,721	63,743	63,743
Exchange fluctuation reserve	114,935	122,852	(679)	(255)
Retained profits	2,253,550	2,154,932	2,074,069	2,031,267
	3,461,660	3,371,537	3,069,043	3,026,665

The Group and The Company

The application of the share premium account is governed by Sections 69-69F of the Companies Act, Chapter 50.

The capital reserve comprises mainly negative goodwill on consolidation of subsidiaries.

The exchange fluctuation reserve comprises foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operation of the Group and translation of liabilities that hedge the Group's net investment in foreign entities.

In accordance with SAS No. 1 (Revised 1999), movements in reserves for the Group and the Company are set out in the Consolidated Statement of Changes in Equity and the Statement of Changes in Equity respectively.

	The Group	
	2002	2001
	$'000	$'000
Unappropriated profits are retained in:		
- The Company	2,074,069	2,031,267
- Subsidiaries	208,067	112,085
- Associated Companies	1,875	3,062
- Jointly Controlled Entities	(30,461)	8,518
	2,253,550	2,154,932

Notes to the Financial Statements
31 December 2002

30. Revenue

(a) Revenue of the Company includes property development income, gross rental income, dividend income (including gross dividends from subsidiaries) and hotel income.

(b) Revenue of the Group includes property development income, income from owning and operating hotels, gross rental income, income from provision of information technology and procurement services, dividend income, project management and consultancy fees, property management fees, club income and net results from sale of investment but excludes intra-group transactions.

(c) Property development income consists of sale proceeds of commercial and residential properties and in respect of projects under development, an appropriate portion of the contracted sales value on which profits have been recognised under the percentage of completion method.

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Property development	552,482	458,731	356,267	274,855
Hotel operations	1,491,722	1,493,566	32,824	32,969
Rental and car park income	201,764	216,478	25,935	25,645
Gross dividends from investments				
- Unquoted subsidiaries	-	-	7,685	50,739
- Unquoted jointly controlled entities	-	-	49,275	43,760
- Fellow subsidiaries				
- Quoted	631	4,423	573	3,683
- Unquoted	1,688	1,688	1,688	1,688
- Others				
- Quoted equity investments	422	492	-	-
- Unquoted equity investments	364	753	364	753
Others	39,623	50,871	-	-
	2,288,696	2,227,002	474,611	434,092

Notes to the Financial Statements

31 December 2002

31. Profit from Ordinary Activities before Taxation

Profit from ordinary activities before taxation includes the following:

	The Group 2002 $'000	The Group 2001 $'000	The Company 2002 $'000	The Company 2001 $'000
(a) Other operating income				
Interest income				
- fixed deposits	12,784	20,449	3,203	3,988
- associated companies	1,737	235	-	-
- jointly controlled entities	15,232	15,581	5,424	6,468
- fellow subsidiaries	263	992	220	899
- subsidiaries	-	-	5,928	8,069
- others	9,670	12,792	1,658	4,228
Profit/(Loss) on sale of property, plant and equipment	412	(399)	19	-
Management fees and miscellaneous income	15,079	2,207	8,098	5,333
Exchange gain (net)	11,768	14,101	-	4,969
	66,945	65,958	24,550	33,954
(b) Staff cost				
Wages and salaries	541,174	530,006	25,634	28,410
Contributions to defined contribution plans	55,885	67,114	3,080	3,377
Increase in liability for defined benefit plans	12,146	8,095	-	-
Increase in liability for long service leave	182	4	-	-
(Decrease)/Increase in liability for short-term accumulating compensated absences	(989)	1,183	26	110
Other pension costs	14,195	15,644	-	-
	622,593	622,046	28,740	31,897
Average number of employees	13,940	14,337	734	747

Notes to the Financial Statements

31 December 2002

31. Profit from Ordinary Activities before Taxation (cont'd)

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
(c) Other expenses				
Auditors' remuneration				
- auditors of the Company				
- current	1,028	1,047	381	417
- (over)/underprovision in respect of prior year	(74)	145	(37)	106
- other auditors of the subsidiaries				
- current	2,537	3,097	-	-
- (over)/underprovision in respect of prior year	(38)	80	-	-
Other professional fees				
- auditors of the Company	407	567	86	166
- other auditors of the subsidiaries	426	3,153	2	3
Amortisation of deferred financial charges	7,359	5,265	386	627
Amortisation of intangible assets	14	332	-	-
Allowance for doubtful trade debts	2,206	319	50	67
Depreciation of property, plant and equipment	209,267	200,702	13,693	14,483
Directors' remuneration				
- directors of the Company	5,396	5,449	4,676	4,617
- other directors	6,489	6,552	-	-
Exchange loss (net)	-	-	4,569	-
Property, plant and equipment written off	64,412	24,826	10,055	50
Allowance for diminution in value of investments (net)	28	5,013	-	-
Allowance for foreseeable losses on development properties (written back)/made (net)	(11,044)	51,144	(7,264)	34,834
Impairment losses for intangible assets	100	77	-	-
Impairment losses for property, plant and equipment	31,726	27,891	-	-
Bad debts written off	211	83	5	-
Bad debts recovered - trade	(19)	(45)	(4)	-
Allowance for doubtful amounts owing by subsidiaries	-	-	20,700	-

31. Profit from Ordinary Activities before Taxation (cont'd)

(d) Directors' remuneration

Disclosure of directors' remuneration, in compliance with the requirements of the Singapore Exchange Securities Trading Limited, is as set out below:

Remuneration	Number of directors 2002	2001
Above $500,000	2	2
$250,000 to below $500,000	1	1
Below $250,000	8	8
	11	11

(e) Finance costs

	The Group 2002 $'000	The Group 2001 $'000	The Company 2002 $'000	The Company 2001 $'000
Interest expense				
- subsidiaries	-	-	10,969	5,502
- jointly controlled entities	867	1,496	867	1,486
- bonds	54,322	58,615	24,665	29,763
- banks	142,398	188,082	14,824	32,115
- others	12,251	10,576	-	29
Total borrowing costs	209,838	258,769	51,325	68,895
Less:				
Borrowing costs capitalised in development properties and property, plant and equipment	(18,812)	(25,227)	(17,012)	(20,594)
	191,026	233,542	34,313	48,301

32. Taxation

(a) Tax charge

	The Group 2002 $'000	The Group 2001 $'000	The Company 2002 $'000	The Company 2001 $'000
Current tax expense				
Current year	66,556	66,551	21,046	43,090
Overprovision in respect of prior years	(19,815)	(19,641)	(12,712)	(3,428)
	46,741	46,910	8,334	39,662

Notes to the Financial Statements
31 December 2002

32. Taxation (cont'd)

(a) Tax charge (cont'd)

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Deferred tax expense				
Movements in temporary differences	(947)	(7,970)	10,165	1,159
Reduction in tax rates	(3,257)	(258)	(1,221)	(255)
Benefit of tax losses recognised	(14,463)	-	-	-
Underprovision in respect of prior years	5,258	295	3,434	-
	(13,409)	(7,933)	12,378	904
Share of taxation				
- associated companies	-	3	-	-
- jointly controlled entities	10,092	13,901	-	-
	43,424	52,881	20,712	40,566

Reconciliation of effective tax rate

	2002		2001	
	%	$'000	%	$'000
The Group				
Profit before taxation		243,083		138,886
Income tax using Singapore tax rates	22.0	53,478	24.5	34,027
Effect of reduction in tax rates	(1.3)	(3,257)	(0.2)	(258)
Tax rebate	-	-	(1.1)	(1,465)
Effect of different tax rates in other countries	4.0	9,675	9.7	13,514
Tax exempt revenues	(0.1)	(346)	(0.2)	(332)
Income not subject to tax	(5.7)	(13,744)	(5.1)	(7,021)
Expenses not deductible for tax purposes	9.3	22,520	18.9	26,181
Unrecognised deferred tax assets	5.8	14,123	17.5	24,350
Tax effect of losses not allowed to be set off against future taxable profits	-	15	0.3	349
Tax incentives that qualified for double deductions	(5.9)	(14,261)	(8.2)	(11,363)
Utilisation of previously unrecognised deferred tax assets	(4.2)	(10,222)	(4.1)	(5,755)
Overprovision in respect of prior years	(6.0)	(14,557)	(13.9)	(19,346)
	17.9	43,424	38.1	52,881

32. Taxation (cont'd)

(a) Tax charge (cont'd)

Reconciliation of effective tax rate (cont'd)

	2002		2001	
	%	$'000	%	$'000
The Company				
Profit before taxation		110,374		143,210
Income tax using Singapore tax rates	22.0	24,282	24.5	35,086
Effect of reduction in tax rates	(1.1)	(1,221)	(0.2)	(255)
Tax rebate	-	-	(0.5)	(650)
Expenses not deductible for tax purposes	6.5	7,205	6.9	9,826
Tax exempt revenues	-	(12)	-	(13)
Benefit of tax losses transferred from a subsidiary	(0.2)	(264)	-	-
Overprovision in respect of prior years	(8.4)	(9,278)	(2.4)	(3,428)
	18.8	20,712	28.3	40,566

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
(b) Provision for taxation				
Balance at beginning of the year	151,384	278,562	82,271	182,960
Payment during the year	(67,496)	(172,430)	(39,467)	(138,283)
Charge for the year	46,741	46,910	8,334	39,662
Transfer to deferred tax liabilities	(7,666)	(2,083)	-	(2,068)
Exchange differences on translation	339	425	-	-
Balance at end of the year	123,302	151,384	51,138	82,271

32. Taxation (cont'd)

(c) Deferred taxation

Movements in deferred tax liabilities and assets (prior to offsetting of balances) during the year are as follows:

	Balance at beginning of the year	Effect of adopting SAS 12	(Credited)/ Charged to profit and loss account	Transfer from provision for taxation	Exchange differences on translation	Balance at end of the year
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
Deferred tax liabilities						
Property, plant and equipment	61,591	270,500	(17,173)	7,666	(8,548)	314,036
Others	198	-	3,624	-	(3)	3,819
	61,789	270,500	(13,549)	7,666	(8,551)	317,855
Deferred tax assets						
Property, plant and equipment	-	1	-	-	-	1
Others	-	(870)	140	-	-	(730)
	-	(869)	140	-	-	(729)

	Balance at beginning of the year	Charged to profit and loss account	Balance at end of the year
	$'000	$'000	$'000
The Company			
Property, plant and equipment	9,463	9,804	19,267
Others	-	2,574	2,574
	9,463	12,378	21,841

Deferred tax liabilities and assets are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority. The following amounts, determined after appropriate offsetting, are as follows:

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Deferred tax liabilities	317,126	332,289	21,841	9,463
Deferred tax assets	-	(869)	-	-
	317,126	331,420	21,841	9,463

32. Taxation (cont'd)

(c) Deferred taxation (cont'd)

Deferred tax assets have not been recognised in respect of the following items:

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Deductible temporary differences	104,266	93,898	-	-
Tax losses	158,143	158,795	-	-
	262,409	252,693	-	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

33. Earnings Per Share

The basic earnings per share is calculated using the following information:

- the net profit for the year of $151,203,000 (restated 2001: $53,771,000).

- number of ordinary shares in issue of 801,021,724 (2001: 801,021,724) shares.

34. Professional Fees

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Professional fees paid to firms of which directors of the Company are members:				
- charged to profit and loss account	182	192	180	183
- included as cost of property, plant and equipment and cost of development properties	586	711	586	711
	768	903	766	894

35. Significant Related Party Transactions

In addition to the transactions set out in note 30, 31 and 34, there were the following significant related party transactions:

(a) The Group purchased and sold shares through a stock broking company, which is a related corporation. The transactions set out below were carried out in the normal course of business of the stock broking company:

	The Group	
	2002	2001
	$'000	$'000
Sales of shares	24	1,204

35. Significant Related Party Transactions (cont'd)

(b) Rental, maintenance services and other transactions entered into with related parties in the normal course of business were as follows:

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Rental, management and maintenance services received and receivable from:				
- immediate and ultimate holding company	11	19	-	-
- subsidiaries	-	-	5,103	3,528
- fellow subsidiaries	2,496	1,487	1,635	632
- jointly controlled entities	2,930	1,629	1,271	1,629
	5,437	3,135	8,009	5,789
Rental, management and maintenance services paid and payable to:				
- subsidiaries	-	-	6,424	5,776
- fellow subsidiaries	1,165	315	-	-
Sale of property to a fellow subsidiary	800	-	-	-

The pricing for management services was based on agreed terms.

36. Changes in Accounting Policies

For the year ended 31 December 2002, five new or revised accounting standards were adopted.

The adoption of SAS 12 (2001) - *Income Taxes* resulted in the Group recognising the following:

(a) deferred tax liability from undistributed earnings of foreign entities except to the extent that the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future;

(b) deferred tax liability provided in respect of fair value adjustments made to the identifiable net assets acquired in business acquisitions;

(c) deferred tax assets from unutilised tax losses and capital allowances to the extent that it is probable that future profit will be available for their utilisation; and

(d) deferred taxes from all other temporary differences.

This change in accounting policy has been accounted for by restating comparatives and adjusting the opening balance of the retained profits as at 1 January 2001.

36. Changes in Accounting Policies (cont'd)

This change in accounting policy, applied retrospectively, has no impact to the net profit of the Company but has the following impact on the net profit for the year to the Group:

	The Group	
	2002	2001
	$'000	$'000
Net profit before change in accounting policy	134,759	41,643
Effect of adopting SAS 12 (2001)	16,444	12,128
Net profit for the year	151,203	53,771

The adoption of SAS 30 – *Interim Financial Reporting*, SAS 38 – *Financial Reporting in Hyperinflationary Economies*, SAS 39 – *Agriculture* and the limited revisions to SAS 17 (2001) – *Employee Benefits* did not give rise to any adjustments to the opening balances of retained profits of the prior and current years or to changes in comparatives.

37. Dividends

	The Group and The Company	
	2002	2001
	$'000	$'000
Final dividend paid of 15% per share less tax at 22% (2001: 24.5%)	46,860	45,358

After the balance sheet date, the directors proposed the following dividends, which have not been provided for:

	The Group and The Company	
	2002	2001
	$'000	$'000
Final dividend proposed of 15% per share less tax at 22%	46,860	46,860

38. Commitments

(a) The Group and the Company had the following commitments as at the balance sheet date:

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
(i) Development expenditure contracted but not provided for in the financial statements	379,011	201,432	285,696	149,566
(ii) Capital expenditure contracted but not provided for in the financial statements	50,258	23,097	-	46

38. Commitments (cont'd)

(a) The Group and the Company had the following commitments as at the balance sheet date: (cont'd)

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
(iii) Commitment in respect of purchase of properties for which deposits have been paid	9,402	39,163	-	-
(iv) Non-cancellable operating lease commitments:				
- Within 1 year	43,166	29,804	-	-
- After 1 year but within 5 years	159,855	98,256	-	-
- After 5 years	520,144	404,991	-	-
	723,165	533,051	-	-
(v) Forward foreign exchange contracts				
- Purchases	-	65,570	-	-
- Sales	-	65,379	-	-

(b) In addition, the Group has the following commitments:

(i) Certain subsidiaries of the Group have the following obligations with the relevant authorities in Malaysia:

- Republic Hotels & Resorts Limited ("RHR") to divest its 100% interest in its subsidiary, Copthorne Orchid Penang Sdn. Bhd., by 49% to Malaysians within a period of 5 years from November 1989. RHR had, in February 2002, obtained an extension for this divestment to 30 June 2003.

- ATOS Holding AG to divest its 100% interest in its subsidiary, CDL Hotels (Malaysia) Sdn. Bhd., by 49% to Malaysians by 31 December 2003.

(ii) Under the terms of a management agreement with a third party which will expire on 31 December 2003, a subsidiary, CDL Hotels (Korea) Ltd, has an obligation to pay an annual management fee, computed based on a certain percentage of the gross operating profit of the subsidiary. A management fee of KRW4.4 billion ($6.1 million) [2001: KRW3.2 billion ($4.4 million)] was paid in respect of the current financial year.

39. Contingent Liabilities (unsecured)

(a) As at the balance sheet date, the Company has the following indemnities and guarantees:

	The Company	
	2002	2001
	$'000	$'000
Guarantees issued on behalf of subsidiaries	58,110	17,380
Indemnities given to financial institutions for performance guarantees issued on behalf of subsidiaries	17,110	2,331
	75,220	19,711

39. Contingent Liabilities (unsecured) (cont'd)

(b) The Millenium Hilton, New York has been closed since 11 September 2001. Proceeds of US$49.5million (approximately $86 million) from the insurance claim have now been received in respect of the property and business interruption claims. However, in January 2003, the insurance company took legal action to seek clarification of the indemnity period under the business interruption coverage in the policy. The insurer contends that the hotel is only covered for business interruption losses for 12 months from the date of the damage and a maximum extended period of indemnity of a further 6 months from the date of re-opening. The Group has been advised that the coverage applies for the full period up to the re-opening plus a further 12-month period thereafter. The insurers have also applied to rescind the coverage entirely (including in relation to the property claim).

The Board has taken legal advice and based on this, and its own information, considers that the policy was appropriately issued and that its interpretation of the period of business interruption cover is correct. Based upon the currently known facts, legal counsel's view is that the likelihood of the insurance company rescinding the coverage entirely is remote. The directors consider that the possibility of the Group being required to repay any amounts already received from the insurers is slight, that the Group's balance sheet adequately reflects the insurance claim and, based on the legal advice received, that no adjustment is required in the Group's accounts for the year ended 31 December 2002.

(c) A claim has been made against the M&C Group under the Securities Purchase Agreement ("SPA") relating to the acquisition of certain hotels in the USA in December 1999. Under the terms of the SPA, US$45 million (approximately $78 million) of the consideration for these hotels was deferred for a period of two years. However, this consideration was not paid over to the vendor pending adequate financial assurance that it could honour its indemnity obligations of up to US$395 million (approximately $685 million) under the SPA. Certain of these obligations expire in December 2004 whilst others carry on indefinitely. The vendor is alleging breach of contract.

The vendor has also claimed punitive damages of US$405 million (approximately $703 million) alleging that the purchasing entity never intended to pay over the deferred consideration and that the Group should have treated the deferred consideration as trust funds to be set aside.

The directors have taken external legal advice regarding the claim. Legal counsel's opinion is that the claim for punitive damages is unlikely to succeed and that the breach of contract is defendable. The directors consider that the Group's balance sheet contains adequate provision for the deferred consideration and, based on legal advice, have concluded that no further provision is required in the Group's accounts for the year ended 31 December 2002.

40. Financial Instruments

(a) Financial risk management objectives and policies

Exposure to credit, interest rate and currency risks arise in the normal course of the Group's business activities. The Group's overall objectives and policies focus on managing financial risks by using financial instruments, where appropriate. Use of derivatives are for hedging purposes only against specific exposures and are entered into in a manner consistent with the overall policies of the Group. The Group does not enter into derivative transactions for speculative purposes.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of these financial assets.

Transactions involving financial instruments are entered into only with counterparties that are of acceptable credit quality.

At the balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Interest rate risk

The Group's exposure to market risk for changes in interest rates relates primarily to its interest-bearing financial assets and debt obligations. The Group adopts a policy of managing its interest rate exposure by maintaining a mix of debt portfolio with both fixed and floating rates of interest. Where appropriate, the Group uses interest rate swaps and other derivative financial instruments to hedge its interest rate exposure for specific underlying debt obligations.

Notes to the Financial Statements

31 December 2002

40. Financial Instruments (cont'd)

(a) Financial risk management objectives and policies (cont'd)

Effective interest rates and repricing analysis

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

	Note	Effective Interest Rates Per Annum	Total	Within 1 year	1 to 5 years	After 5 years
		%	$'000	$'000	$'000	$'000
The Group						
2002						
Financial Assets						
Cash and cash equivalents		0.32 to 4.95	419,223	419,223	-	-
Amounts owing by associated companies	5	3.13 to 10.00	8,562	8,562	-	-
Amounts owing by jointly controlled entities	6	0.60 to 7.39	428,775	428,775	-	-
			856,560	856,560	-	-
Financial Liabilities						
Term loans	21					
- secured		1.47 to 7.72	(2,302,263)	(1,825,413)	(476,850)	-
- unsecured		1.00 to 2.15	(861,436)	(783,330)	(78,106)	-
Bank loans	19					
- secured		6.46 to 6.52	(1,749)	(1,749)	-	-
- unsecured		0.54 to 2.27	(106,882)	(106,882)	-	-
Bank overdrafts	17					
- secured		6.28 to 6.92	(3,356)	(3,356)	-	-
- unsecured		7.65 to 7.90	(1,624)	(1,624)	-	-
Finance lease creditors (secured)	22	4.94 to 8.30	(50,725)	(33,027)	(17,698)	-
Bonds and notes	24					
- secured		3.38 to 5.90	(609,968)	(139,968)	(470,000)	-
- unsecured		1.90 to 5.50	(883,351)	(190,351)	(643,000)	(50,000)
Amounts owing to jointly controlled entities	6	1.01 to 1.51	(63,338)	(63,338)	-	-
Amounts owing to minority shareholders of certain subsidiaries	23	1.50 to 5.00	(2,420)	(2,420)	-	-
			(4,887,112)	(3,151,458)	(1,685,654)	(50,000)
Total			(4,030,552)	(2,294,898)	(1,685,654)	(50,000)

Notes to the Financial Statements

31 December 2002

40. Financial Instruments (cont'd)

(a) Financial risk management objectives and policies (cont'd)

Effective interest rates and repricing analysis (cont'd)

	Note	Effective Interest Rates Per Annum %	Total $'000	Within 1 year $'000	1 to 5 years $'000	After 5 years $'000
The Group						
2001						
Financial Assets						
Cash and cash equivalents		0.30 to 5.20	542,603	542,603	-	-
Amounts owing by associated companies	5	5.00 to 10.00	4,450	4,450	-	-
Amounts owing by jointly controlled entities	6	0.60 to 10.00	400,866	400,866	-	-
			947,919	947,919	-	-
Financial Liabilities						
Term loans	21					
- secured		1.65 to 7.40	(2,459,804)	(2,459,804)	-	-
- unsecured		1.41 to 3.31	(917,157)	(917,157)	-	-
Bank loans (unsecured)	19	0.42 to 3.95	(274,223)	(274,223)	-	-
Bank overdrafts	17					
- secured		5.19 to 6.32	(1,886)	(1,886)	-	-
- unsecured		7.75 to 8.30	(1,720)	(1,720)	-	-
Finance lease creditors (secured)	22	5.58 to 7.82	(52,692)	(4,617)	(42,987)	(5,088)
Bonds and notes	24					
- secured		3.38 to 6.12	(611,400)	(141,400)	(470,000)	-
- unsecured		2.70 to 5.50	(948,000)	(400,000)	(398,000)	(150,000)
Amounts owing to jointly controlled entities	6	1.19 to 1.69	(62,471)	(62,471)	-	-
Amounts owing to minority shareholders of certain subsidiaries	23	1.50 to 5.00	(18,382)	(18,382)	-	-
			(5,347,735)	(4,281,660)	(910,987)	(155,088)
Total			(4,399,816)	(3,333,741)	(910,987)	(155,088)

Notes to the Financial Statements

31 December 2002

40. Financial Instruments (cont'd)

(a) Financial risk management objectives and policies (cont'd)

Effective interest rates and repricing analysis (cont'd)

	Note	Effective Interest Rates Per Annum	Total	Within 1 year	1 to 5 years	After 5 years
		%	$'000	$'000	$'000	$'000
The Company						
2002						
Financial Assets						
Cash and cash equivalents		0.63 to 4.60	179,692	179,692	-	-
Amounts owing by subsidiaries	4	0.55 to 5.00	292,359	292,359	-	-
Amounts owing by jointly controlled entities	6	1.50 to 2.50	287,586	287,586	-	-
			759,637	759,637	-	-
Financial Liabilities						
Term loans (unsecured)	21	1.56 to 2.15	(715,199)	(695,199)	(20,000)	-
Bank loans (unsecured)	19	0.54 to 1.90	(102,681)	(102,681)	-	-
Bonds and notes (unsecured)	24	1.90 to 5.50	(570,000)	(147,000)	(373,000)	(50,000)
Amounts owing to subsidiaries	4	1.44 to 3.99	(311,272)	(311,272)	-	-
Amounts owing to jointly controlled entities	6	1.01 to 1.51	(63,338)	(63,338)	-	-
			(1,762,490)	(1,319,490)	(393,000)	(50,000)
Total			(1,002,853)	(559,853)	(393,000)	(50,000)

40. Financial Instruments (cont'd)

(a) Financial risk management objectives and policies (cont'd)

Effective interest rates and repricing analysis (cont'd)

	Note	Effective Interest Rates Per Annum	Total	Within 1 year	1 to 5 years	After 5 years
		%	$'000	$'000	$'000	$'000
The Company						
2001						
Financial Assets						
Cash and cash equivalents		0.30 to 4.38	297,430	297,430	-	-
Amounts owing by subsidiaries	4	0.49 to 5.00	378,268	378,268	-	-
Amounts owing by jointly controlled entities	6	1.50 to 2.50	327,192	327,192	-	-
			1,002,890	1,002,890	-	-
Financial Liabilities						
Term loans (unsecured)	21	1.41 to 3.31	(868,698)	(868,698)	-	-
Bank loans (unsecured)	19	0.42 to 3.95	(235,799)	(235,799)	-	-
Bonds and notes (unsecured)	24	2.70 to 5.50	(723,000)	(400,000)	(173,000)	(150,000)
Amounts owing to subsidiaries	4	2.60 to 3.99	(297,715)	(297,715)	-	-
Amounts owing to jointly controlled entities	6	1.19 to 1.69	(62,471)	(62,471)	-	-
			(2,187,683)	(1,864,683)	(173,000)	(150,000)
Total			(1,184,793)	(861,793)	(173,000)	(150,000)

Foreign currency risk

The Group manages its foreign exchange exposure by a policy of matching receipts and payments, asset purchases and borrowings in each individual currency. Forward foreign exchange contracts are used purely as a hedging tool where an active market for the relevant currencies exists to minimise the Group's exposure to movements in exchange rates on firm commitments and specific transactions.

Wherever necessary, the Group finances its property, plant and equipment purchases by using the relevant local currency cash resources and arranging for bank facilities denominated in the same currency. This enables the Group to limit translation exposure to its balance sheet arising from consolidation of the Group's overseas net assets.

Notes to the Financial Statements

31 December 2002

40. Financial Instruments (cont'd)

(b) Fair values

Recognised financial instruments

The aggregate net fair values of financial assets and liabilities which are not carried at fair values in the balance sheet as at 31 December 2002 are represented in the following table:

	Carrying amount 2002	Fair value 2002	Carrying amount 2001	Fair value 2001
	$'000	$'000	$'000	$'000
The Group				
Financial Assets				
Quoted investments				
- Non-current	16,283	22,851	16,452	21,797
- Current	11,603	14,056	12,239	14,113
Amounts owing by jointly controlled entities	7,083	6,671	8,553	7,940
	34,969	43,578	37,244	43,850
Financial Liabilities				
Term loans (unsecured)	(108,106)	(108,264)	-	-
Bonds and notes				
- Secured	(470,000)	(502,434)	(470,000)	(477,440)
- Unsecured	(693,000)	(707,512)	(548,000)	(566,294)
Finance lease creditors (secured)	(50,725)	(54,195)	(52,692)	(56,277)
	(1,321,831)	(1,372,405)	(1,070,692)	(1,100,011)
Total	(1,286,862)	(1,328,827)	(1,033,448)	(1,056,161)
The Company				
Financial Assets				
Quoted investments (non-current)	12,195	18,312	12,195	17,530
Financial Liabilities				
Term loans (unsecured)	(50,000)	(50,095)	-	-
Bonds and notes (unsecured)	(423,000)	(451,442)	(323,000)	(331,325)
	(473,000)	(501,537)	(323,000)	(331,325)
Total	(460,805)	(483,225)	(310,805)	(313,795)

40. Financial Instruments (cont'd)

(b) Fair values (cont'd)

The fair value of non-current quoted securities is their quoted bid price at the balance sheet date. The fair value of non-current unquoted securities has not been determined as there is a lack of information to estimate such fair value and excessive costs may be incurred. For other financial instruments, fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

Except as disclosed above, the fair values of other financial assets and liabilities approximate their carrying amounts.

At the end of the financial year, the Group has no significant exposure to unrecognised financial instruments.

41. Statutory Information Required by Paragraph 7 of the Ninth Schedule, Companies Act, Chapter 50

The Group's and the Company's liabilities payable and debts receivable at the balance sheet date are estimated to be due as follows:

	2002		2001	
	Liabilities Payable	Debts Receivable	Liabilities Payable	Debts Receivable
	$'000	$'000	$'000	$'000
The Group				
Within 2 years	1,957,244	775,951	2,496,319	748,724
From 2 to 5 years	3,418,147	38,383	3,513,020	122,554
After 5 years	331,230	2,500	287,909	-
	5,706,621	816,834	6,297,248	871,278
The Company				
Within 2 years	1,386,679	687,451	1,590,044	919,263
From 2 to 5 years	643,199	36,807	803,698	15,923
After 5 years	50,000	-	150,000	-
	2,079,878	724,258	2,543,742	935,186

For the preparation of this information:

(a) Debts receivable of the Group and the Company comprise trade debtors, accrued receivables, other debtors, deposits, prepayments, amounts owing by associated companies, jointly controlled entities, fellow subsidiaries and subsidiaries.

(b) Deferred taxation which mainly relates to property, plant and equipment is excluded.

42. Segment Reporting

(a) Business Segments

2002	Property Development $'000	Hotel Operations $'000	Rental $'000	Others $'000	Total $'000
Revenue	552,482	1,491,722	201,764	42,728	2,288,696
Segment results	130,316	79,984	31,481	(8,521)	233,260
Share of loss of associated companies	-	(1,049)	-	-	(1,049)
Share of profit/(loss) of jointly controlled entities	20,474	4,511	(12,907)	(1,206)	10,872
	150,790	83,446	18,574	(9,727)	243,083
Taxation					(43,424)
Minority interests					(48,456)
Net profit for the year					151,203
Significant Non-Cash Transactions					
Depreciation	2,515	159,063	44,522	3,167	209,267
Amortisation	302	4,448	1,291	1,332	7,373
Impairment losses	-	4,000	27,726	100	31,826
2001					
Revenue	458,731	1,493,566	216,478	58,227	2,227,002
Segment results	39,290	86,782	26,802	(19,539)	133,335
Share of loss of associated companies	-	(411)	-	-	(411)
Share of profit/(loss) of jointly controlled entities	20,392	(8,150)	(4,388)	(1,892)	5,962
	59,682	78,221	22,414	(21,431)	138,886
Taxation					(52,881)
Minority interests					(32,234)
Net profit for the year					53,771
Significant Non-Cash Transactions					
Depreciation	1,574	148,058	46,752	4,318	200,702
Amortisation	307	3,571	1,191	528	5,597
Impairment losses	-	-	27,303	665	27,968

42. Segment Reporting (cont'd)

(a) Business Segments (cont'd)

2002	Property Development $'000	Hotel Operations $'000	Rental $'000	Others $'000	Total $'000
Assets and Liabilities					
Segment assets	2,693,675	5,154,713	2,958,513	461,563	11,268,464
Segment liabilities	1,195,094	2,419,982	1,848,613	119,630	5,583,319
Capital expenditure	9,872	88,206	11,478	2,115	111,671
2001					
Assets and Liabilities					
Segment assets	3,017,186	5,434,930	3,001,327	486,696	11,940,139
Segment liabilities	1,785,732	2,447,859	1,626,774	285,499	6,145,864
Capital expenditure	9,429	223,436	15,439	6,662	254,966

(b) Geographical Segments

2002	East and South East Asia $'000	North America and Europe $'000	Australia and New Zealand $'000	Total $'000
Revenue	1,158,010	973,661	157,025	2,288,696
Segment assets	7,189,627	3,665,771	413,066	11,268,464
Capital expenditure	37,641	59,723	14,307	111,671
2001				
Revenue	1,088,956	986,713	151,333	2,227,002
Segment assets	7,820,169	3,753,392	366,578	11,940,139
Capital expenditure	55,456	186,873	12,637	254,966

Notes to the Financial Statements
31 December 2002

43. Subsidiaries

The following are the Company's subsidiaries:

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group		Cost of Investments	
			2002	2001	2002	2001
			%	%	$'000	$'000
(i) Direct subsidiaries						
* Allinvest Holding Pte Ltd/ Property owner	Singapore	Ordinary	100	100	20,003	20,003
* Aston Properties Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	28,600	28,600
* Baynes Investments Pte Ltd/ Investment holding	Singapore	Ordinary	100	100	2	2
* CDL Land Pte Ltd/ Property owner	Singapore	Ordinary	100	100	47,005	47,005
* CDL Properties Ltd/ Property owner and investment holding	Singapore	Ordinary	100	100	305,147	305,147
* Cairns Garden Development Pte Ltd/Property owner and developer	Singapore	Ordinary	60	60	600	600
* Central Mall Pte Ltd/ Property owner	Singapore	Ordinary	100	100	10,210	10,210
* Chester Properties Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	4,500	4,500
* Cideco Pte. Ltd./ Property owner	Singapore	Ordinary	100	100	6,800	6,800
* City Capital Corporation Pte Ltd/Property owner	Singapore	Ordinary	100	100	42,500	42,500
* City Centrepoint Pte Ltd/ Property owner	Singapore	Ordinary	100	100	76,297	76,297
* City Condominiums Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	10,000	10,000
^ Citydev (Labuan) Holdings Limited/Investment holding	Malaysia	Ordinary	100	100	@	@
Balance carried forward					551,664	551,664

Notes to the Financial Statements

31 December 2002

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group		Cost of Investments	
			2002	2001	2002	2001
			%	%	$'000	$'000
Balance brought forward					551,664	551,664
* Citydev Properties Pte Ltd/ Investment holding	Singapore	Ordinary	100	100	10,000	10,000
* City Developments Realty Limited/Investment in shares	Singapore	Ordinary	100	100	2,000	2,000
^ City (Labuan) Holdings Limited/Investment holding	Malaysia	Ordinary	100	100	@	@
* City Port Development Pte Ltd/Investment holding	Singapore	Ordinary	100	100	3	3
* City Project Management Pte Ltd/Provision of project management and consultancy services	Singapore	Ordinary	100	100	2,000	2,000
* Cliffmont Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	1,000	@
* Darfera Pte Ltd/Property owner and developer	Singapore	Ordinary	100	100	18,870	18,870
* Eccott Pte Ltd/ Investment holding and property owner	Singapore	Ordinary	100	100	10,003	10,003
*** Educado Company Limited/ Investment in shares	Hong Kong	Ordinary	100	100	2,571	2,571
* Elishan Investments Pte Ltd/Property owner	Singapore	Ordinary	100	100	74,292	74,292
* Elite Holdings Private Limited/Property owner and developer	Singapore	Ordinary	100	100	13,501	13,501
^ eMpire Investments Limited/ Investment holding	Bermuda	Ordinary	100	100	21	21
* Eton Properties Pte Ltd/ Investment holding	Singapore	Ordinary	100	100	@	@
* Faber-Rhine Properties Pte Ltd/Property owner and developer and investment holding	Singapore	Ordinary	100	100	1,002	1,002
Balance carried forward					686,927	685,927

43. **Subsidiaries (cont'd)**

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group		Cost of Investments	
			2002	2001	2002	2001
			%	%	$'000	$'000
Balance brought forward					686,927	685,927
* Grand Waterfront Pte Ltd/ Management company	Singapore	Ordinary	100	100	500	500
* Guan Realty (Private) Limited/Property owner and investment holding	Singapore	Ordinary	100	100	2,450	2,450
* Highgrove Investments Pte Ltd/Property owner	Singapore	Ordinary	100	100	19,000	19,000
* Hong Leong Properties Pte. Limited/Property owner	Singapore	Ordinary	100	100	61,556	61,556
* Island City Garden Development Pte. Ltd./ Property owner and developer and investment holding	Singapore	Ordinary	100	100	30,670	30,670
* Le Grove Management Pte Ltd/Property management	Singapore	Ordinary	100	100	4	4
** Lingo Enterprises Limited/ Property owner	Hong Kong/ Singapore	Ordinary	100	100	21,818	21,818
* Montville Investments Pte Ltd/Property sales and ownership	Singapore	Ordinary	60	60	600	600
** Palmerston Holdings Sdn. Bhd./Property owner and developer	Malaysia	Ordinary Preference	51 100	51 100	302 6,244	302 6,244
* Richview Holdings Pte Ltd/ Investment holding	Singapore	Ordinary	100	100	20,003	20,003
* Singapura Developments (Private) Limited/ Property owner and developer and investment holding	Singapore	Ordinary	100	100	1,303,187	1,303,187
Balance carried forward					2,153,261	2,152,261

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group		Cost of Investments	
			2002	2001	2002	2001
			%	%	$'000	$'000
Balance brought forward					2,153,261	2,152,261
* Sunshine Plaza Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	2,043	2,043
** Union Chain Investment Limited/Investment holding	Hong Kong	Ordinary	100	100	2	2
Total					2,155,306	2,154,306

@ Cost of investment is less than $1,000.

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2002	2001
			%	%
(ii) Indirect subsidiaries				
Subsidiary of eMpire Investments Limited				
* City e-Solutions Limited/ Investment holding and provision of consultancy services	Cayman Islands/ Hong Kong	Ordinary	52	52
Subsidiaries of City e-Solutions Limited				
** CDL Nominees Limited/ Nominee holding	Hong Kong	Ordinary	52	52
** Chancery Limited/ Investment holding	Hong Kong	Ordinary	52	52
* CDL Hotels (Singapore) Pte Ltd/Hotel and resort management (currently dormant)	Singapore	Ordinary	52	52
^ SWAN Holdings Limited/ Investment holding	Bermuda	Ordinary	52	52

Notes to the Financial Statements
31 December 2002

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiaries of SWAN Holdings Limited				
** SWAN Inc./Investment holding and provision of hospitality related services	United States of America	Common Stock	52	52
** Swan Risk Services Ltd./ Provision of risk management services	Bermuda	Ordinary	52	52
Subsidiary of SWAN Inc.				
** Sceptre Hospitality Resources, Inc./Provision of reservation system services	United States of America	Common Stock	52	52
Subsidiaries of Singapura Developments (Private) Limited				
* Bloomsville Investments Pte Ltd/Property owner and developer	Singapore	Ordinary	100	100
* City Building Management Pte Ltd/Building maintenance and related services	Singapore	Ordinary	100	100
* Golden Rajah Restaurant (Private) Limited/ Investment in shares	Singapore	Ordinary	100	100
** Millennium & Copthorne Hotels plc/Investment holding	United Kingdom	Ordinary	52	52
Subsidiary of City Building Management Pte Ltd				
* Empire City Consultant Pte Ltd/Estate management	Singapore	Ordinary	100	100
Subsidiaries of Millennium & Copthorne Hotels plc				
^ M&C Hotels Holdings USA Limited/Investment holding	Cayman Islands/ United States of America	Ordinary	52	52

Notes to the Financial Statements

31 December 2002

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiaries of Millennium & Copthorne Hotels plc (cont'd)				
** Copthorne Hotel Holdings Limited/Investment holding	United Kingdom	Ordinary	52	52
** Millennium & Copthorne Share Trustees Limited/ Share trustee company	United Kingdom	Ordinary	52	52
** Millennium Hotels London Limited/Investment holding	United Kingdom	Ordinary	52	52
** Millennium & Copthorne (Austrian Holdings) Limited/ Investment holding	United Kingdom	Ordinary	52	52
** M&C Hotels Holdings Limited (formerly known as Chamberfrost Limited)/ Investment holding	United Kingdom	Ordinary	52	-
Indirect subsidiary of Millennium & Copthorne Hotels plc, which is held as an associated company of Copthorne Hotel Holdings Limited and Copthorne Hotels Limited				
** M&C Hotels Partnership/ Investment holding	France	N.A.	52	52
Subsidiaries of M&C Hotels Partnership				
** Copthorne Hotel (Roissy) SA/ Hotel operator	France	Ordinary	52	52
** M&C Hotels France SA/ Hotel owner	France	Ordinary	52	52
** Millennium Opéra Paris SA/ Hotel operator	France	Ordinary	52	52
Subsidiaries of M&C Hotels Holdings USA Limited				
** M & C (CB) Limited/ Investment company	United Kingdom	Ordinary	52	52
** M & C (CD) Limited/ Investment company	United Kingdom	Ordinary	52	52

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiaries of M&C Hotels Holdings USA Limited (cont'd)				
** M & C Management Services (USA) Inc./Management services company	United States of America	Common Stock	52	52
Subsidiary of M & C (CB) Limited, M & C (CD) Limited and M & C Management Services (USA) Inc.				
** M & C Holdings Delaware Partnership/Property investment holding and investment company	United States of America	N.A.	52	52
Subsidiary of M & C Holdings Delaware Partnership				
** CDL Hotels USA, Inc./ Hotel investment holding company	United States of America	Common Stock & Preferred Stock	52	52
Subsidiaries of CDL Hotels USA, Inc.				
** CDL Management L.L.C./ Hotel management	United States of America	LLC Interest	52	52
** CDL (New York) L.L.C./ Hotel owner	United States of America	LLC Interest	52	52
** CDL (NYL) Limited/ Investment holding	United States of America	Common Stock	52	52
** CDL West 45th Street L.L.C./ Hotel owner and operator	United States of America	LLC Interest	52	52
** M&C Colorado Hotel Corporation (formerly known as M&C Nevada Hotel Corporation)/ Holding company	United States of America	Common Stock	52	52
** Richfield Holdings Corporation I/ Holding company	United States of America	Common Stock & Preferred Stock	52	52
** Regal Grand Holdings Corporation I/ Holding company	United States of America	Common Stock	52	52
** Gateway Holdings Corporation I/ Holding company	United States of America	Common Stock	52	52

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	Percentage Held by the Group 2001 %
Subsidiaries of CDL Hotels USA, Inc. (cont'd)				
** RHM Holdings Corporation I/ Holding company	United States of America	Common Stock & Preferred Stock	52	52
** RHI Boston Holdings Corporation I/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Richfield Holdings Corporation I				
** Richfield Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Richfield Holdings Corporation II				
** Richfield Holdings, Inc./ Holding company	United States of America	Common Stock & Preferred Stock	52	52
Subsidiaries of Richfield Holdings, Inc.				
** AMEGA Employees, Inc./ Payroll Corporation (dissolved during the year)	United States of America	Common Stock	-	52
** Regal Hotels International (USA), Inc./Holding company	United States of America	Common Stock	52	52
** Richfield SPE, Inc./ Single purpose entity	United States of America	Common Stock	52	52
** M&C Hotel Interests, Inc./ Hotel management	United States of America	Common Stock	52	52
** AIRCOA Equity Interests, Inc./Holding company	United States of America	Common Stock	52	52
Subsidiaries of M&C Hotel Interests, Inc.				
** MHM, Inc./Hotel management	United States of America	Common Stock	52	52
** Richfield Hawaiian Management, Inc./ Holding company	United States of America	Common Stock	52	52
** AIRCOA Hospitality Services, Inc./Holding company	United States of America	Common Stock	52	52

Notes to the Financial Statements
31 December 2002

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiaries of M&C Hotel Interests, Inc. (cont'd)				
** Park Plaza Hotel Corporation/ Holding company	United States of America	Common Stock & Preferred Stock	52	52
Subsidiaries of AIRCOA Hospitality Services, Inc.				
** St. Louis Operating, Inc./ Liquor licence holder	United States of America	Common Stock	52	52
** AIRCOA GP Corporation/ Hotel ownership	United States of America	Common Stock	52	52
** Anchorage Lakefront Limited Partnership/Hotel ownership	United States of America	N.A.	52	52
Subsidiary of AIRCOA GP Corporation				
** Lakeside GP Corporation/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Park Plaza Hotel Corporation				
** Trimark Hotel Corporation/ Hotel owner and operator	United States of America	Common Stock & Preferred Stock	52	52
Subsidiaries of Trimark Hotel Corporation				
** Bradenton Hotel Limited Partnership/Hotel owner (dissolved during the year)	United States of America	N.A.	-	48
** Minneapolis Hotel Limited Partnership/Hotel owner and operator (dissolved during the year)	United States of America	N.A.	-	50
** Trimark Management, Inc./ Hotel management	United States of America	Common Stock	52	52
Subsidiaries of AIRCOA Equity Interests, Inc.				
** Wynfield GP Corporation/ Hotel ownership	United States of America	Common Stock	52	52
** Harvest Associates, Inc./ Holding company	United States of America	Common Stock	52	52
** Newpart, L.P./ Holding company	United States of America	N.A.	39	39

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	Percentage Held by the Group 2001 %
Subsidiary of Wynfield GP Corporation				
** Wynfield One, Ltd./ Holding company	United States of America	N.A.	52	52
Subsidiary of Wynfield One, Ltd.				
** RHM Wynfield LLC/ Hotel ownership	United States of America	LLC Interest	52	52
Subsidiary of Harvest Associates, Inc.				
** Boulder Hotel Associates, Ltd./ Holding company	United States of America	N.A.	51	51
Subsidiary of Newpart, L.P.				
** CAMBFS Co./ Holding company	United States of America	N.A.	40	40
Indirect subsidiary of AIRCOA Equity Interests, Inc., which is held as associated company of Newpart, L.P. and Boulder Hotel Associates, Ltd.				
** BHA-Stonehouse Associates/ Holding company	United States of America	N.A.	45	45
Subsidiaries of BHA-Stonehouse Associates				
** Regal Harvest House GP Corporation/Holding company	United States of America	Common Stock	45	45
** Regal Harvest House LP/ Hotel ownership	United States of America	N.A.	45	45
Subsidiary of Regal Harvest House LP				
** RHH Operating LLC/ Hotel owner	United States of America	LLC Interest	45	45
Subsidiary of Regal Grand Holdings Corporation I				
** Regal Grand Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Regal Grand Holdings Corporation II				
** Regal Grand Avenue, Inc./ Holding company	United States of America	Common Stock	52	52

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	Percentage Held by the Group 2001 %
Subsidiaries of Regal Grand Avenue, Inc.				
** Regal Grand SPE, Inc./ Single purpose entity	United States of America	Common Stock	52	52
** WHB Corporation/ Holding company	United States of America	Common Stock	52	52
Subsidiaries of WHB Corporation				
** Biltmore Place Operations Corp./Liquor licence holder	United States of America	Common Stock	52	52
** S.S. Restaurant Corporation/ Liquor licence holder	United States of America	Common Stock	52	52
** WHB Biltmore LLC/ Hotel owner	United States of America	LLC Interest	52	52
Subsidiary of Gateway Holdings Corporation I				
** Gateway Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Gateway Holdings Corporation II				
** Gateway Hotel Holdings, Inc./ Hotel ownership	United States of America	Common Stock	52	52
Subsidiaries of Gateway Hotel Holdings, Inc.				
** Gateway Regal Holdings LLC/ Hotel owner	United States of America	LLC Interest	52	52
** Gateway SPE, Inc./ Single purpose entity	United States of America	Common Stock	52	52
Subsidiary of RHM Holdings Corporation I				
** RHM Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52
Subsidiary of RHM Holdings Corporation II				
** Regal Hotel Management, Inc./ Holding company	United States of America	Common Stock & Preferred Stock	52	52

Notes to the Financial Statements

31 December 2002

43. **Subsidiaries (cont'd)**

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2002	2001
			%	%
Subsidiaries of Regal Hotel Management, Inc.				
** AIRCOA Hotel Partners, L.P./ Holding company	United States of America	N.A.	52	52
** Chicago Hotel Holdings, Inc./ Hotel ownership	United States of America	Common Stock	52	52
** Cincinnati Regal S.I. LLC/ Holding company	United States of America	LLC Interest	52	52
** Five Star Assurance, Inc./ Captive insurance company	United States of America	Common Stock	52	52
** RHM SPE, Inc./ Single purpose entity	United States of America	Common Stock	52	52
** RHM Management, LLC/ Hotel ownership	United States of America	LLC Interest	52	52
** RHM-88, LLC/ Hotel ownership	United States of America	LLC Interest	52	52
** Richfield Plaza, Inc./ Owner of office building	United States of America	Common Stock	52	52
Subsidiary of Cincinnati Regal S.I. LLC				
** Cincinnati S.I. Co./ Hotel owner	United States of America	N.A.	51	51
Subsidiaries of AIRCOA Hotel Partners, L.P.				
** Durham Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
** Fourwinds Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
** Lakeside Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
** McCormick Ranch Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiaries of Five Star Assurance, Inc.				
** Aurora Inn Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
** Buffalo Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
** Avon Wynfield Inn, Ltd./ Hotel ownership	United States of America	N.A.	52	52
Subsidiary of Aurora Inn Operating Partnership, L.P.				
** RHM Aurora LLC/ Hotel ownership	United States of America	LLC Interest	52	52
Subsidiary of Buffalo Operating Partnership, L.P.				
** Buffalo RHM Operating LLC/ Hotel owner	United States of America	LLC Interest	52	52
Subsidiary of Avon Wynfield Inn, Ltd.				
** Avon Wynfield LLC/ Hotel owner	United States of America	LLC Interest	52	52
Subsidiary of Fourwinds Operating Partnership, L.P.				
** Fourwinds Operating LLC/ Hotel owner	United States of America	LLC Interest	52	52
Subsidiaries of McCormick Ranch Operating Partnership, L.P.				
** RHM Ranch LLC/ Hotel owner	United States of America	LLC Interest	52	52
** Four Peaks Management Company/Arizona condominium management	United States of America	Common Stock	52	52
Subsidiary of RHI Boston Holdings Corporation I				
** RHI Boston Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	Percentage Held by the Group 2001 %
Subsidiary of RHI Boston Holdings Corporation II				
** Millenium Bostonian, Inc. (formerly known as RHI Boston, Inc.)/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Millenium Bostonian, Inc. (formerly known as RHI Boston, Inc.)				
** Bostonian Hotel Limited Partnership/Hotel owner	United States of America	N.A.	52	52
Subsidiaries of Copthorne Hotel Holdings Limited				
** Copthorne Aberdeen Limited/ Hotel operator	United Kingdom	Ordinary	43	43
** Copthorne Hotel (Aberdeen) Limited/Dormant	United Kingdom	Ordinary	52	52
** Copthorne Hotel (Birmingham) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
** Copthorne Hotel (Cardiff) Limited/Hotel operator	United Kingdom	Ordinary	52	52
** Copthorne Hotel (Effingham Park) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
** Copthorne Hotel (Gatwick) Limited/Hotel operator	United Kingdom	Ordinary & Deferred	52	52
** Copthorne Hotels Limited/ Hotel management	United Kingdom	Ordinary	52	52
** Copthorne Hotel (Merry Hill) Limited/Hotel operator	United Kingdom	Ordinary	52	52
** Copthorne Hotel (Plymouth) Limited/Hotel operator	United Kingdom	Ordinary	52	52
** Diplomat Hotel Holding Limited/Investment holding	United Kingdom	Ordinary	52	52
** London Tara Hotel Limited/ Hotel operator	United Kingdom	Ordinary	52	52
** M&C Hotels France Management SARL/ Management company	France	Ordinary	52	52

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2002	2001
			%	%
Subsidiaries of Copthorne Hotel Holdings Limited (cont'd)				
** Copthorne Hotel (Newcastle) Limited/ Hotel operator	United Kingdom	Ordinary	49	49
** Copthorne Hotel (Slough) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
** Tara Hotels Deutschland GmbH/Hotel investment holding company	Germany	Ordinary	52	52
** Wharfside Hotels plc/ Hotel operator	United Kingdom	Ordinary	52	52
Subsidiary of Copthorne Hotels Limited				
** Copthorne (Nominees) Limited/Investment holding	United Kingdom	Ordinary	52	52
Subsidiaries of Copthorne (Nominees) Limited				
** Copthorne Hotel (Ireland) Limited/Investment holding	Ireland	Ordinary	52	52
** Copthorne Hotels (Development) Limited/ Provision of technical services for hotel development	Ireland	Ordinary	52	52
Subsidiary of Copthorne Hotel (Merry Hill) Limited				
** Copthorne Hotel (Merry Hill) Construction Limited/ Hotel developer	United Kingdom	Ordinary	52	52
Subsidiary of Diplomat Hotel Holding Limited				
** Archyield Limited/ Hotel operator	United Kingdom	Ordinary	52	52
Subsidiary of London Tara Hotel Limited				
** Copthorne Properties Limited/Property holding	United Kingdom	Ordinary	52	52

Notes to the Financial Statements
31 December 2002

43. Subsidiaries (cont'd)

	Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	Percentage Held by the Group 2001 %
	Subsidiaries of Tara Hotels Deutschland GmbH				
**	Millennium Hotel Stuttgart GmbH/Hotel and food and beverage operator	Germany	Ordinary	52	52
**	Stuttgart International Hotel Betriebsgesellschaft mbH/Hotel developer and operator (in liquidation)	Germany	Ordinary	39	39
**	Tara Hotel Hannover GmbH/Hotel operator	Germany	Ordinary	52	52
	Subsidiary of Stuttgart International Hotel Betriebsgesellschaft mbH				
**	SI Komplex II Gastronomiebetriebsgesellschaft mbH/Restaurant operator (in liquidation)	Germany	Ordinary	39	39
	Subsidiaries of Millennium Hotels London Limited				
**	Millennium Hotels Limited/ Investment holding	United Kingdom	Ordinary	52	52
**	CDL Hotels (Baileys) Limited/Hotel owner and operator	United Kingdom	Ordinary	52	52
**	CDL Hotels (Chelsea) Limited/Hotel operator	United Kingdom	Ordinary	52	52
**	CDL Hotels (U.K.) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
	Subsidiary of Millennium Hotels Limited				
**	London Britannia Hotel Limited/Hotel operator	United Kingdom	Ordinary	52	52
	Subsidiary of CDL Hotels (Chelsea) Limited				
**	Millennium Chelsea Hotel Limited/Restaurant operator	United Kingdom	Ordinary	52	52

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiaries of Millennium & Copthorne (Austrian Holdings) Limited				
** ATOS Holding AG/ Investment holding	Austria	Ordinary	52	52
** M & C (BB) Limited/ Investment company	United Kingdom	Ordinary	52	52
** M & C (BC) Limited/ Investment company	United Kingdom	Ordinary	52	52
Subsidiaries of ATOS Holding AG				
* CDL Entertainment & Leisure Pte Ltd/Provision of management services and investment holding	Singapore	Ordinary	52	52
** CDL Hotels (Malaysia) Sdn. Bhd./Hotel owner and operator	Malaysia	Ordinary & Preference	52	52
* Hong Leong International Hotel (Singapore) Pte. Ltd./ Investment holding	Singapore	Ordinary	51	51
* Hong Leong Hotels Pte Ltd./ Investment holding	Cayman Islands/ Hong Kong	Ordinary & Preference	52	52
* Millennium & Copthorne International Limited/ Hotels and resorts management	Singapore	Ordinary	52	52
* Republic Hotels & Resorts Limited/Hotel owner and operator and investment holding	Singapore	Ordinary	##	44
* TOSCAP Limited/ Investment holding	Singapore	Ordinary	52	52
Subsidiary of CDL Entertainment & Leisure Pte Ltd				
**** CDL Hotels (Phils.) Corporation/ Management and consultancy services	Philippines	Ordinary	52	52

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiary of Hong Leong International Hotel (Singapore) Pte. Ltd.				
** Hong Leong Hotel Development Limited/ Hotel owner and operator	Taiwan	Ordinary	42	42
Subsidiaries of Hong Leong Hotels Pte Ltd.				
**** The Philippine Fund Limited/ Investment holding	Bermuda/ Philippines	Ordinary	31	31
** First 2000 Limited/ Investment holding	Hong Kong	Ordinary	52	52
Subsidiary of The Philippine Fund Limited, also held as an associated company of Zatrio Pte Ltd, a wholly-owned subsidiary of Republic Hotels & Resorts Limited				
**** Grand Plaza Hotel Corporation/Hotel owner and operator and investment holding	Philippines	Ordinary	34	32
Subsidiary of First 2000 Limited				
** CDL Hotels Holdings New Zealand Limited/ Investment holding	New Zealand	Ordinary & Preference	52	52
Subsidiary of CDL Hotels Holdings New Zealand Limited				
** CDL Hotels New Zealand Limited/Investment holding, property development, hotel and marina operations	New Zealand	Ordinary	37	37
Subsidiaries of CDL Hotels New Zealand Limited				
** All Seasons Hotels & Resorts Limited/Name-holding	New Zealand	Ordinary	37	37
** CDL Investments New Zealand Limited/ Property investment and development	New Zealand	Ordinary	22	22
** Context Securities Limited/ Joint venture entity	New Zealand	Ordinary & Preference	37	37

Notes to the Financial Statements

31 December 2002

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	Percentage Held by the Group 2001 %
Subsidiaries of CDL Hotels New Zealand Limited (cont'd)				
** Kingsgate International Corporation Limited/ Investment holding	New Zealand	Ordinary	19	19
** Millennium & Copthorne Hotels Limited/ Name-holding	New Zealand	Ordinary	37	37
** Quantum Limited/ Holding company	New Zealand	Ordinary	26	26
Subsidiaries of CDL Investments New Zealand Limited				
** CDL Land New Zealand Limited/Property investment and development	New Zealand	Ordinary & Preference	22	22
** LPL Group Limited/Dormant	New Zealand	Ordinary	22	22
Subsidiaries of LPL Group Limited				
** Knight Frank (NZ) Limited/ Property services (in liquidation)	New Zealand	Ordinary	22	22
** Landcorp Property Limited/ Lessee company	New Zealand	Ordinary	22	22
Subsidiary of Knight Frank (NZ) Limited				
** Landcorp Realty Limited/Dormant (struck off during the year)	New Zealand	Ordinary	-	22
Subsidiaries of Kingsgate International Corporation Limited				
** Kingsgate Holdings Pty. Ltd./ Holding company	Australia	Ordinary	19	19
** Kingsgate Hotels Limited/ Dormant	New Zealand	Ordinary	19	19
Subsidiaries of Kingsgate Holdings Pty. Ltd.				
** Copthorne Hotels & Resorts Pty. Ltd./Name-holding (deregistered during the year)	Australia	Ordinary	-	19

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiaries of Kingsgate Holdings Pty. Ltd. (cont'd)				
** Kingsgate Investments Pty. Ltd./Hotel and shopping centre operator company	Australia	Ordinary	19	19
** Millennium & Copthorne Hotels Pty Ltd/(formerly known as Millennium Hotels & Resorts Pty. Ltd./Name-holding	Australia	Ordinary	19	19
Subsidiaries of Kingsgate Investments Pty. Ltd.				
** Hotelcorp New Zealand Pty. Ltd./Holding company	Australia	Ordinary	19	19
** Kingsgate Hotel Pty. Ltd./ Service company	Australia	Ordinary	19	19
Subsidiary of Hotelcorp New Zealand Pty. Ltd.				
** Birkenhead Holdings Pty. Ltd./Holding company	Australia	Ordinary	19	19
Subsidiary of Birkenhead Holdings Pty. Ltd.				
** Birkenhead Investments Pty. Ltd./Shopping centre and marina operator company	Australia	Ordinary	19	19
Subsidiary of Birkenhead Investments Pty. Ltd.				
** Birkenhead Services Pty. Ltd./ Service company	Australia	Ordinary	19	19
Subsidiaries of Quantum Limited				
** QINZ Holdings (New Zealand) Limited/Holding company	New Zealand	Ordinary	26	26
** Hospitality Group Limited/ Holding company	New Zealand	Ordinary & Preference	26	26
Subsidiary of QINZ Holdings (New Zealand) Limited				
** Quality Hotels Limited/ Franchise holder (Quality)	New Zealand	Ordinary	26	26

Notes to the Financial Statements
31 December 2002

43. Subsidiaries (cont'd)

	Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
				2002	2001
				%	%
	Subsidiaries of Hospitality Group Limited				
**	Hospitality Services Limited/ Hotel operations and management	New Zealand	Ordinary	26	26
**	Hospitality Leases Limited/ Lessee company	New Zealand	Ordinary & Preference	26	26
**	QINZ (Anzac Avenue) Limited/Hotel owner	New Zealand	Ordinary & Preference	26	26
	Subsidiary of M&C Hotels Holdings Limited (formerly known as Chamberfrost Limited)				
*	Republic Hotels & Resorts Limited/ Hotel owner and operator and investment holding	Singapore	Ordinary	52	-
	Subsidiaries of Republic Hotels & Resorts Limited				
**	Copthorne Orchid Penang Sdn. Bhd./Hotel owner	Malaysia	Ordinary	52	44
*	Copthorne Orchid Hotel Singapore Pte Ltd/Hotel owner	Singapore	Ordinary	52	44
*	City Hotels Pte. Ltd./Hotel owner	Singapore	Ordinary	52	44
^	CDL Hotels (Labuan) Limited/ Investment holding	Malaysia	Ordinary	52	44
*	Harbour View Hotel Pte. Ltd./ Hotel owner	Singapore	Ordinary	52	44
*	Harrow Entertainment Pte Ltd/Investment holding	Singapore	Ordinary	52	44
*	International Design Link Pte Ltd/Property project design consultancy services (currently dormant)	Singapore	Ordinary	52	44
*	King's Tanglin Shopping Pte. Ltd./Property owner	Singapore	Ordinary	52	44
*	Newbury Investments Pte Ltd/Investment holding	Singapore	Ordinary	52	44
**	PT Millennium Hotels & Resorts/Management services	Indonesia	Ordinary	52	44

Notes to the Financial Statements

31 December 2002

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2002	2001
			%	%
Subsidiaries of Republic Hotels & Resorts Limited (cont'd)				
* Republic Hotels Holdings Pte Ltd/Investment holding (currently dormant)	Singapore	Ordinary	52	44
* Republic Hotels Investments Pte Ltd/Investment holding (currently dormant)	Singapore	Ordinary	52	44
* Republic Hotels Suzhou Pte Ltd/Investment holding	Singapore	Ordinary	52	44
* Trans Oil Pte Ltd/ Securities investment and trading	Singapore	Ordinary	52	44
* Zatrio Pte Ltd/ Investment holding	Singapore	Ordinary	52	44
Subsidiary of CDL Hotels (Labuan) Limited				
** CDL Hotels (Korea) Ltd./ Hotel owner	Republic of Korea	Ordinary	52	44
Subsidiary of Harrow Entertainment Pte Ltd				
* City Elite Pte Ltd/ Restauranteur	Singapore	Ordinary	52	31
Subsidiary of Newbury Investments Pte Ltd				
** PT. Millennium Sirih Jakarta Hotel/Hotel owner	Indonesia	Ordinary	42	36
Subsidiary of CDL Properties Ltd				
* Land Equity Development Pte Ltd/Property owner	Singapore	Ordinary	100	100
Subsidiary of Citydev Properties Pte Ltd				
* Citydev Real Estate (Singapore) Pte Ltd/Property owner	Singapore	Ordinary	100	100
Subsidiary of City Condominiums Pte Ltd				
^ Reach Across International Limited/Investment holding	British Virgin Islands	Ordinary	100	100

Notes to the Financial Statements
31 December 2002

43. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2002 %	2001 %
Subsidiary of Eccott Pte Ltd				
* CDL-Suzhou Investment Pte Ltd/Investment holding	Singapore	Ordinary	100	100
Subsidiary of Eton Properties Pte Ltd				
* Republic Plaza City Club (Singapore) Pte Ltd/ Owner and operator of clubs	Singapore	Ordinary	51	51
Subsidiaries of Island City Garden Development Pte. Ltd.				
* Spring Grove Development Pte Ltd/Property owner and developer	Singapore	Ordinary	60	60
* Brivannia Pte Ltd/Dormant	Singapore	Ordinary	100	100
Subsidiary of Union Chain Investment Limited				
** Pacific Height Enterprises Company Limited/ Property owner	Hong Kong/ Japan	Ordinary	100	60
Subsidiary of City Centrepoint Pte Ltd				
* Chinatown Point Theatres Pte Ltd/Dormant	Singapore	Ordinary	100	100

* Audited by KPMG Singapore
** Audited by other member firms of KPMG International
*** Audited by S.Y. Yang & Company, Hong Kong
**** Audited by Fernandez Santos & Lopez, Philippines
^ Not subject to audit by law in the country of incorporation
The Company's interest in Republic Hotels & Resorts Limited was transferred to M&C Hotels Holdings Limited (formerly known as Chamberfrost Limited)

Notes to the Financial Statements
31 December 2002

44. Associated Companies

The following are the Group's associated companies:

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group	
				2002	2001
				%	%
	Associated company of The Philippine Fund Limited				
**	Rogo Realty Corporation	Real estate owner	Philippines	13	13
	Associated company of Grand Plaza Hotel Corporation and subsidiary of Rogo Realty Corporation				
**	Harbour Land Corporation	Land owner	Philippines	21	20
	Associated company of Republic Hotels Suzhou Pte Ltd				
+	Suzhou International Commercial Center Co., Ltd	Property owner and developer	People's Republic of China	11	9
	Associated company of AIRCOA Equity Interests, Inc.				
*	Sunnyvale Partners, Ltd	Hotel ownership	United States of America	21	21
	Associated company of AIRCOA Hospitality Services, Inc.				
*	The El Dorado Partnership, Ltd.	Hotel owner and operator	United States of America	21	21
	Associated company of The El Dorado Partnership, Ltd.				
*	Guardian Santa Fe Partnership	Hotel owner and operator	United States of America	5	5

* Audited by other member firms of KPMG International
** Audited by Fernandez Santos & Lopez, Philippines
+ Audited by Suzhou Tianping C.P.A. Co., Ltd, People's Republic of China

45. Jointly Controlled Entities

The following are the Group's jointly controlled entities:

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2002 %	2001 %
	By the Company				
*	Aster Land Development Pte Ltd	Property owner and developer	Singapore	30	30
*	Branbury Investments Ltd	Property owner	Singapore	42.8	42.8
*	Brighton Development (S) Pte Ltd	Property owner and developer	Singapore	33	33
*	Camborne Developments Pte Ltd	Property owner and developer	Singapore	50	50
*	Claymore Properties Pte Ltd	Property sales and ownership	Singapore	25	25
*	Cuscaden Investment Pte Ltd	Real estate developer and investment holding company	Singapore	25	25
*	Granmil Holdings Pte Ltd	Property owner and developer	Singapore	40	40
*	Guilin Park Properties Pte Ltd	Property owner and developer	Singapore	50	50
*	Isrich Properties Pte Ltd	Property owner	Singapore	50	50
*	Trevose Crescent Development Pte Ltd	Property owner and developer	Singapore	50	50
*	Tripartite Developers Pte. Limited	Property owner and developer	Singapore	33	33
	By Subsidiaries				
	Jointly controlled entity of ATOS Holding AG				
^	New Unity Holdings Ltd.	Investment holding	British Virgin Islands	26	26
	Subsidiary of New Unity Holdings Ltd.				
***	Ferguson Investment Corp.	Investment holding	British Virgin Islands	26	26
	Subsidiary of Ferguson Investment Corp.				
***	Ferguson Hotel Holdings Limited	Investment holding	Hong Kong	25	25

45. *Jointly Controlled Entities (cont'd)*

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2002 %	Percentage Held by the Group 2001 %
	By Subsidiaries (cont'd)				
	Subsidiaries of Ferguson Hotel Holdings Limited				
***	Lyle Profits Limited	Investment holding	British Virgin Islands	25	25
***	Hotel Nikko Hong Kong Limited	Hotel owner and operator	Hong Kong	25	25
***	Ferguson Limited	Investment	Malaysia	25	25
***	Kent Charter Investment Limited (in liquidation)	Fund financing for the Group	Hong Kong	25	25
^	Lucky Trio Ltd	Investment holding	British Virgin Islands	25	-
	Subsidiary of Lyle Profits Limited				
***	Chishore Enterprise Inc.	Investment holding	British Virgin Islands	16	16
	Subsidiary of Chishore Enterprise Inc.				
***	Queensway Hotel Holdings Limited	Investment holding	Hong Kong	13	13
	Subsidiary of Queensway Hotel Holdings Limited				
***	Queensway Hotel Limited	Hotel investment	Hong Kong	13	13
	Jointly controlled entity of City Port Development Pte Ltd				
**	P.T. City Island Utama	Property owner and developer	Indonesia	30	30
	Jointly controlled entity of Golden Rajah Restaurant (Private) Limited				
*	Edenspring Properties Pte Ltd (formerly known as Hewison Investments Pte. Ltd.)	Property owner and developer and investment holding	Singapore	50	-
	Jointly controlled entities of Educado Company Limited				
****	Caswell Development Limited	Investment holding	Hong Kong	30	30
****	Park Tone Limited (in voluntary liquidation)	Dormant	Hong Kong	30	30

Notes to the Financial Statements
31 December 2002

45. Jointly Controlled Entities (cont'd)

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2002 %	2001 %
	By Subsidiaries (cont'd)				
	Subsidiary of Caswell Development Limited				
****	Rising Faith Limited (in voluntary liquidation)	Dormant	Hong Kong	30	30
	Jointly controlled entity of Richview Holdings Pte Ltd				
*	Richmond Hotel Pte Ltd	Property owner and developer	Singapore	33	33
	Jointly controlled entity of CDL Hotels USA, Inc.				
**	New Plaza Associates, L.L.C.	Hotel investment holding company	United States of America	26	26
	Jointly controlled entity of Faber-Rhine Properties Pte Ltd				
*	Glengary Pte. Ltd.	Property owner and developer	Singapore	50	-
	Subsidiaries of New Plaza Associates, L.L.C.				
**	Plaza Operating Partners Ltd	Hotel ownership	United States of America	26	26
**	NPA Plaza Corp.	Holding company	United States of America	26	26
	Jointly controlled entity of Aston Properties Pte Ltd				
*	Burlington Square Properties Pte Ltd	Property sales and ownership	Singapore	25	25
	Jointly controlled entity of Singapura Developments (Private) Limited				
*	Burlington Square Investment Pte Ltd	Property owner	Singapore	25	25
	Jointly controlled entity of Baynes Investments Pte Ltd				
*	Cardoville Properties Pte Ltd	Investment holding	Singapore	35	35
	Jointly controlled entities of eMpire Investments Limited				
*	Tenantworld Pte Ltd	Property e-Commerce Hub	Singapore	25	25
++	UniG Pte Ltd	Investment holding	Singapore	45	45

Notes to the Financial Statements

31 December 2002

45. Jointly Controlled Entities (cont'd)

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2002 %	Percentage Held by the Group 2001 %
	By Subsidiaries (cont'd)				
	Subsidiary of UniG Pte Ltd				
++	8apples Pte Ltd	e-Commerce applications	Singapore	45	45
	Jointly controlled entity of City Condominiums Pte Ltd				
**	Wrep Thailand Holdings	Investment holding	Mauritius	50	50
	Jointly controlled entity of City (Labuan) Holdings Limited				
^	Yuhwa Investors, LLC	Real estate investment	United States of America	50	50
	Subsidiaries of Yuhwa Investors, LLC				
^	Yuhwa Holdco I, LLC	Real estate investment	United States of America	50	50
^	Yuhwa Holdco II, LLC	Real estate investment	United States of America	50	50
	Subsidiary of Yuhwa Holdco I, LLC				
^	Yuhwa (Labuan) Holdco I Private Limited	Real estate investment	Malaysia	50	50
	Subsidiary of Yuhwa Holdco II, LLC				
^	Yuhwa (Labuan) Holdco II Private Limited	Real estate investment	Malaysia	50	50
	Subsidiary of Yuhwa Holdco I, LLC and Yuhwa Holdco II, LLC				
+	Seoul City Tower Co., Ltd	Real estate sale and lease	Republic of Korea	50	50
	Jointly controlled entity of Citydev (Labuan) Holdings Limited				
^	Myungdong Investors, LLC	Real estate investment	United States of America	50	50

Notes to the Financial Statements
31 December 2002

45. Jointly Controlled Entities (cont'd)

Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group	
			2002	2001
			%	%
By Subsidiaries (cont'd)				
Subsidiaries of Myungdong Investors, LLC				
^ Myungdong Holdco I, LLC	Real estate investment	United States of America	50	50
^ Myungdong Holdco II, LLC	Real estate investment	United States of America	50	50
Subsidiary of Myungdong Holdco I, LLC				
^ Myungdong (Labuan) Holdco I Private Limited	Real estate investment	Malaysia	50	50
Subsidiary of Myungdong Holdco II, LLC				
^ Myungdong (Labuan) Holdco II Private Limited	Real estate investment	Malaysia	50	50
Subsidiary of Myungdong (Labuan) Holdco I Private Limited and Myungdong (Labuan) Holdco II Private Limited				
+ Myungdong Development Co., Ltd	Real estate sale and lease	Republic of Korea	50	50

*   Audited by KPMG Singapore
**   Audited by other member firms of KPMG International
*** Audited by PricewaterhouseCoopers, Hong Kong
**** Audited by Deloitte Touche Tohmatsu, Hong Kong
+   Audited by Samil Accounting Corporation, Republic of Korea
++   In liquidation after year end
^   Not subject to audit by law in the country of incorporation

46. Comparative Figures

Comparatives in the financial statements have been changed from the previous year to conform with current year's presentation.

Analysis of Shareholdings

as at 1 April 2003

Authorised Share Capital	:	$2,000,000,000
Issued and Fully Paid up Capital	:	$400,510,862
No. of Ordinary Shareholders	:	15,995
Class of Shares	:	Ordinary shares of $0.50 each
Voting Rights	:	1 vote for 1 ordinary share

Range of Shareholdings	No. of Shareholders	%	No. of shares	%
1 - 999	1,037	6.48	338,974	0.04
1,000 - 10,000	13,714	85.74	37,206,070	4.65
10,001 - 1,000,000	1,209	7.56	46,648,007	5.82
1,000,001 and above	35	0.22	716,828,673	89.49
	15,995	100.00	801,021,724	100.00

Based on information available to the Company as at 1 April 2003, approximately 51.62% of the issued ordinary share capital of the Company is held by the public, and accordingly, Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited has been complied with.

MAJOR SHAREHOLDERS LIST

No.	Name	No. of Shares Held	%
1	DBS Nominees (Pte) Ltd	94,982,038	11.86
2	Raffles Nominees (Pte) Ltd	92,356,825	11.53
3	Citibank Nominees Singapore Pte Ltd	92,253,991	11.52
4	The HSBC Limited	57,000,000	7.12
5	Hong Leong Investment Holdings Pte. Ltd.	51,564,606	6.44
6	HSBC (Singapore) Nominees Pte Ltd	50,131,106	6.26
7	UOB Nominees (Pte) Ltd	44,155,015	5.51
8	Keppel Bank Nominees Pte Ltd	43,202,004	5.39
9	OUB Nominees Pte Ltd	21,481,287	2.68
10	DB Nominees (S) Pte Ltd	21,122,152	2.64
11	Hong Leong Holdings Limited	20,236,187	2.53
12	BankAmerica Nominees (1993) Pte Ltd	15,000,000	1.87
13	Singapore Nominees Pte Ltd	13,156,000	1.64
14	SGI Investment Holdings Pte Ltd	13,004,452	1.62
15	Hong Leong Corporation Holdings Pte Ltd	12,948,764	1.62
16	Hong Realty (Private) Limited	10,968,848	1.37
17	OCBC Nominees Pte Ltd	10,364,483	1.29
18	Euroform (S) Pte. Limited	7,320,950	0.91
19	NIN Investment Holdings Pte Ltd	6,883,173	0.86
20	Kay Hian James Capel Pte Ltd	6,557,965	0.82
		684,689,846	85.48

Analysis of Shareholdings
as at 1 April 2003

Substantial Shareholders
as shown in the Register of Substantial Shareholders

	No. of shares in which they have interest		
	Direct Interest	Deemed Interest	Total
Hong Realty (Private) Limited	27,358,848	25,772,208[1]	53,131,056
Hong Leong Holdings Limited	134,836,187	17,756,003[2]	152,592,190
Hong Leong Investment Holdings Pte. Ltd.	119,064,606	267,114,030[3]	386,178,636
Kwek Holdings Pte Ltd	-	386,178,636[4]	386,178,636

Notes

(1) Hong Realty (Private) Limited ("HR") is deemed under Section 7 of the Companies Act to have an interest in the 25,772,208 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) Hong Leong Holdings Limited ("HLH") is deemed under Section 7 of the Companies Act to have an interest in the 17,756,003 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) Hong Leong Investment Holdings Pte. Ltd. ("HLIH") is deemed under Section 7 of the Companies Act to have an interest in the 267,114,030 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 53,131,056 ordinary shares held directly and indirectly by HR; and (ii) the 152,592,190 ordinary shares held directly and indirectly by HLH, out of which 8,451,248 ordinary shares have been identified as shares in which HR is also deemed to have an interest in under sub-section (i) above.

(4) Kwek Holdings Pte Ltd is deemed under Section 7 of the Companies Act to have an interest in the 386,178,636 ordinary shares held directly and/or indirectly by HLIH in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Fortieth Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 May 2003 at 9.30 a.m. for the following purposes:

ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2002.

2. To declare a first and final dividend of 15% less 22% income tax for the year ended 31 December 2002 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2002 and Audit Committee Allowances of $42,500 per quarter for the period from 1 July 2003 to 30 June 2004, with payment of the Audit Committee Allowances to be made in arrears at the end of each calendar quarter.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   i) Mr Chow Chiok Hock
   ii) Mr Han Vo-Ta

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   i) That Mr Sim Miah Kian be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   ii) That Mr Tan I Tong be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iii) That Mr Ong Pang Boon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iv) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   v) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50% of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20% of the issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company.

9. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 8% of the issued share capital of the Company from time to time.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
28 April 2003

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. With reference to ordinary resolution proposed in 4(ii) above, Mr Han Vo-Ta will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

4. With reference to ordinary resolution proposed in 5(iv) above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit Committee, Nominations Committee and Remuneration Committee, and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

5. With reference to ordinary resolution proposed in 5(v) above, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit Committee and Remuneration Committee, and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

IMPORTANT:

1. For investors who have used their CPF monies to buy the Company's shares, this Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

PROXY FORM

* I/We, ______________________________ with *NRIC/Passport Number: ______________

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

*and/or

or failing *him/her, the Chairman of the Fortieth Annual General Meeting of the Company ("AGM"), as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the AGM to be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 May 2003 at 9.30 a.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS:			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of Dividend			
3.	Approval of Directors' Fees and Audit Commitee Allowances			
4.	Re-election of Directors:	(i) Mr Chow Chiok Hock		
		(ii) Mr Han Vo-Ta		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(i) Mr Sim Miah Kian		
		(ii) Mr Tan I Tong		
		(iii) Mr Ong Pang Boon		
		(iv) Mr Chee Keng Soon		
		(v) Mr Tang See Chim		
6.	Re-appointment of KPMG as Auditors			
7.	Other Ordinary Business			
	SPECIAL BUSINESS:			
8.	Authority for Directors to issue shares pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited			
9.	Authority for Directors to offer and grant options and to issue shares in accordance with the provisions of the City Developments Share Option Scheme 2001			

Dated this ______ day of ____________________ 2003

No. of Shares Held

*Delete accordingly

Signature(s) of Member(s)/Common Seal

IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the AGM.
5. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a body corporate, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.
7. The Company shall be entitled to reject the instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.

Fold Here

AGM
Proxy Form


Affix
Stamp
Here

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

Fold Here

Produced by Group Corporate Affairs, Hong Leong Group Singapore & Corporate Communications Department, City Developments Limited
Design & Production by Xpress Media
Photograph of the Chairman, Mr Kwek Leng Beng, on pages 8 and 20 are courtesy of Business Times Singapore
Printed on Environmentally Friendly Paper (Cover on 100% Recycled Paper)



CITY DEVELOPMENTS LIMITED